

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


RECEIVED
MAY 14 2007
185
WASH, D.C.
SECTION

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2006

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number 000-50954

NESS TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	**98-0346908**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

Ness Tower
Atidim High-Tech Industrial Park
Building 4
Tel Aviv 61580, Israel
Telephone: +972 (3) 766-6800

(Address of registrant's principal executive offices and registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.01 par value per share	The NASDAQ Stock Market

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant as of June 30, 2006 was $385.2 million, based on the closing price of the stock on that date. As of March 2, 2007, 38,962,720 shares of common stock, $0.01 par value per share, were outstanding.

The registrant intends to file, not later than April 30, 2007, a definitive proxy statement pursuant to Regulation 14A, promulgated under the Securities Exchange Act of 1934, as amended, to be used in connection with the registrant's annual meeting of stockholders. The information required in response to Items 10-14 of Part III of this Form 10-K is hereby incorporated by reference to such proxy statement.

NESS TECHNOLOGIES, INC. AND SUBSIDIARIES

INDEX

PART I 3

Item 1. Business 3
Item 1A. Risk Factors 23
Item 1B. Unresolved Staff Comments 33
Item 2. Properties 33
Item 3. Legal Proceedings 33
Item 4. Submission of Matters to a Vote of Security Holders 34

PART II 35

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities 35
Item 6. Selected Financial Data 36
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations 38
Item 7A. Quantitative and Qualitative Disclosure about Market Risk 54
Item 8. Financial Statements and Supplementary Data 55
Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure 55
Item 9A. Controls and Procedures 55
Item 9B. Other Information 57

PART III 59

Item 10. Directors, Executive Officers and Corporate Governance 59
Item 11. Executive Compensation 59
Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters 59
Item 13. Certain Relationships and Related Transactions, and Director Independence 59
Item 14. Principal Accountant Fees and Services 59

PART IV 60

Item 15. Exhibits and Financial Statement Schedules 60

SIGNATURES 63

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS F-1

EXHIBIT INDEX

PART I

Disclosure Statement

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"), as amended, and the Private Securities Litigation Reform Act of 1995, relating to our operations and our results of operations that are based on our current expectations, estimates and projections. Words such as "expects," "intends," "plans," "projects," believes," "estimates" and similar expressions are used to identify these forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Actual outcomes and results may differ materially from what is expressed or forecast in these forward-looking statements. The reasons for these differences include changes in general economic and political conditions, including fluctuations in exchange rates, and the factors discussed below under Item 1A "Risk Factors."

Available Information

Our website address is www.ness.com. We make available free of charge on the Investor Relations section of our website (investor.ness.com) our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after such material is electronically filed or furnished with the Securities and Exchange Commission (the "SEC") pursuant to Section 13(a) or 15(d) of the Exchange Act. We also make available through our website other reports filed with or furnished to the SEC under the Exchange Act, including our proxy statements and reports filed by officers and directors under Section 16(a) of that Act, as well as our Code of Business Conduct and Ethics. We do not intend for information contained in our website to be part of this Annual Report on Form 10-K.

You also may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, DC, 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site (www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

In this Annual Report on Form 10-K, we use the terms "Ness," "we," "our," "us" and "the Company" to refer to Ness Technologies, Inc. and its subsidiaries.

Item 1. Business

General

We are a global provider of information technology, or IT, services and end-to-end business solutions designed to help clients improve their competitiveness and effectiveness. End-to-end business solutions encompass all stages of a client's business process and incorporate all technologies and IT services related to that process. Our portfolio of solutions and services includes outsourcing, system integration and application development, software and consulting, and quality assurance and training.

We provide services to a significant number of clients in the commercial, industrial and government sectors. We have a highly skilled workforce of experienced IT employees and consulting professionals across our key vertical markets. The primary industries, or verticals, we serve include government and defense, financial services, life sciences and healthcare, telecommunications and utilities, and independent software vendors, or ISVs. We combine our knowledge of these vertical markets and our clients' businesses

with our technical expertise to deliver tailored solutions to our clients, many of whom are subject to rigorous regulatory requirements.

We have operations in 16 countries across North America, Europe and Asia. We combine our deep vertical expertise and strong technical capabilities to provide a complete range of high quality services on a global scale. By integrating our local and international personnel in focused business and project teams, this global delivery model leverages our corporate knowledge and experience, intellectual property and global infrastructure to develop innovative solutions for clients across the geographies and verticals we serve. We complement this global delivery model with our offshore delivery capabilities to achieve meaningful cost reductions or other benefits for our clients.

We provide services to over 500 clients located throughout the world, including a number of Fortune 1000 and Global 2000 companies. We have achieved recurring revenues as a result of our multi-year contracts and long-standing relationships with clients such as AT&T, Chordiant, ČEZ a.s., Czech Telecom, Franklin Templeton, Israel Aircraft Industries, Israel Discount Bank, Lockheed Martin, Orange and Pfizer, which are among the largest clients in each of our verticals, based on revenues. In 2006, existing clients from prior years generated more than 80% of our revenues, with no single client accounting for more than 5% of our revenues.

Our services and solutions offerings are strengthened by our strategic alliances and close relationships with leading global software and infrastructure vendors, which allow our clients to benefit from a selection of technologies and innovation. We maintain the highest level of certification with many of our key partners, which allows us to influence their development of new products and obtain and offer our clients early access to new product offerings. These certifications are awarded by major ISVs and service providers to those partners that demonstrate high levels of professional and technical expertise. Some key alliances and partnerships that are applicable across multiple industry verticals and geographies, and with whom we conduct business and maintain high levels of certification are EMC Documentum, IBM, Microsoft, SAP and Unisys, as well as various companies for whom we distribute software products.

Our revenues have grown from $166.6 million in 2002 to $474.3 million in 2006, representing a compounded annual growth rate of approximately 30%. During that time, our results of operations have also improved from net income of $0.9 million for 2002 to $29.8 million for 2006.

For 2004, 2005 and 2006, the percentage of our revenues generated by public and private sector clients in Israel was 57%, 52% and 48%, respectively. The percentage of our revenues derived, in aggregate, from agencies of the government of Israel for the same time periods was 12%, 11% and 10%, respectively, while our revenues from these agencies increased steadily during the same periods.

Ness Technologies, Inc. was incorporated in Delaware in March 1999 in connection with the acquisition between 1997 and 1999 of six Israeli IT companies, which collectively average more than 23 years of IT experience. These companies and each company we subsequently acquired have been successfully integrated into our corporate structure, and the acquired capabilities, know-how and staff have been assigned to our various business groups.

Our principal executive office in the United States is located at 3 University Plaza, Suite 600, Hackensack, New Jersey 07601. Our telephone number there is (201) 488-7222. Our principal executive office in Israel is located at Ness Tower, Atidim High-Tech Industrial Park, Building 4, Tel Aviv 61580, Israel. Our telephone number there is +972 (3) 766-6800.

Ness and V-Ness are our primary trademarks and trade names. All other trademarks, trade names and service marks used in this report are the property of their respective owners.

Unless otherwise noted, (1) all references to "dollars" or "$" are to United States dollars and all references to "NIS" are to New Israeli Shekels, (2) all references to shares of our common stock and per

share information have been adjusted to reflect the 0.7193 for one reverse stock split effected on September 20, 2004.

Service Offerings

We offer a broad suite of services, including outsourcing, system integration and application development, software and consulting, and quality assurance, or QA, and training.

Outsourcing

We have several specific offerings in this category, each of which represents the outsourcing of a core client IT function to us. We perform these services either locally (at the client's facilities or our facilities) or at our offshore facilities. We offer the following outsourcing services:

Managed Labs for Independent Software Vendors. ISVs are increasingly faced with challenges, including pricing pressures, lower license sales, increased competition and reduced development budgets. To address these challenges, we have developed a managed labs offering to provide ISVs with outsourced software product research and development centers that supplement those of the client. These offerings include product development and maintenance, testing, release automation services and porting services. We have experience in successfully providing management consulting, process transformation, technology solutions and offshore production services. Our strong infrastructure and proven processes ensure that our solutions are developed and built offshore and deployed onsite in an efficient and effective manner.

Our expertise lies in the design and development of new software products, re-development, re-engineering, and maintenance of existing products, and global implementation and rollout support for existing products. Our labs are specially designed to assist software product companies through all phases of a product's life cycle. We consider ourselves custodians of our clients' intellectual property and accordingly offer them our build-operate-transfer model. We function as a partner with our clients to manage tactical needs at all phases of the development process. During the "build" phase, we provide strategic consulting to address our clients' business challenges and investment goals. During the "operate" phase, we help our clients track progress according to their plans. We report and advise our clients on the work in progress and refine the model in accordance with their business priorities. We have successfully executed this model with over 30 companies worldwide. Typically, after 36 months of operation, we offer our clients the option of purchasing back the offshore development center assets in their entirety.

IT Outsourcing. We offer customized IT outsourcing services, both onsite and off-site. Through our end-to-end service solution, we take responsibility for all or a portion of client operations and activities, including information security solutions, IT management, application development and maintenance, infrastructure implementation and management, network management, computer and communications hardware, help desk support, and disaster recovery planning, storage and backup solutions. We apply our proven methodologies, which cover every phase of a project's lifecycle, with strong project management, senior staff supervision and QA mechanisms to ensure reliable delivery. We currently provide these services, including support on a 24-hour-a-day, seven-day-a-week basis, to approximately 30 clients in diverse fields, representing, we believe, over 100,000 end-users, for single-site and multi-site enterprises and organizations.

Offshore Application Development and Maintenance. Our offshore application development and maintenance services include a wide range of technologies and platforms. We customize our services according to each client's needs by employing flexible service models drawn from our experience helping our clients outsource software services. Our offshore center in Bangalore, India is ISO 9001 certified and accredited at CMMI Level 3, our offshore center in Mumbai, India is accredited at CMM Level 5 and our offshore center in Hyderabad, India is accredited at CMM Level 4 and is ISO/IEC 27001:2005 certified, enabling us to provide low cost, high quality and 24-hour development cycle capability. ISO 9001 is an

international standard for quality management systems maintained by the International Organization of Standardization. The CMM, or Capability Maturity Model, is a widely accepted set of practices developed by the Software Engineering Institute at Carnegie Mellon aimed at producing defect free software by technical and management discipline, rather than by exhaustive testing. CMM Level 5 accreditation is reserved for organizations with the highest quality of disciplined and repeatable software development practices. CMMI, or Capability Maturity Model Integrated, accreditation measures an organization's maturity across multiple software development and system engineering practices, consisting of best practices that address product development and maintenance covering the product's life cycle from conception through delivery and maintenance. ISO/IEC 27001 (formerly BS 7700) certification formally attests to the rigorous implementation of the elements of IT security—confidentiality, integrity, availability and legality—in a company's services and solutions.

To date, we have provided most of our offshore application development services to clients in the financial services, retail and telecommunications verticals. Following development and implementation, we provide services such as end-to-end application monitoring, scheduled downtime and maintenance, ad-hoc maintenance activities, application upgrades and legacy application integration within and across company firewalls.

We believe our application development and maintenance services are characterized by low cost, high quality and short time-to-market. We create, implement and integrate software applications through a global infrastructure, and we believe we are well positioned to support virtually any client anywhere in the world through our global delivery model.

System Integration and Application Development

We offer a broad set of IT services to our clients in the area of system integration and application development, including the following:

Enterprise Resource Planning and Customer Relationship Management Solutions. Enterprise resource planning, or ERP, and customer relationship management, or CRM, are integrated application software packages designed to support multiple business functions. For many organizations in the vertical markets we serve, ERP and CRM systems are the backbone of business transactions and communications. We offer a wide range of ERP and CRM solutions and services, including needs analysis, product selection and differentiation analysis, solution design, installation and administration, product adjustment and customization, data transfer from original information systems, integration with other systems, including business partner systems, end-user and administrator training, manual production and routine operational support, including upgrades and ongoing development. Our client service teams provide support activities such as localization, basis team infrastructure, training and delivery of complementary products. Our solutions and expertise include supply chain management, supplier relationship management and life cycle management.

We provide these services from many of our delivery centers for clients around the world. In Israel, we are the sole SAP product distributor, where we also implement SAP and operate the Israeli SAP user group.

Enterprise Application Integration (EAI). We offer EAI solutions focused on building software infrastructure platforms that simplify connectivity between diverse applications and dissimilar business systems. We integrate and leverage our clients' investments in current systems while improving business efficiency and enabling the sharing of information across application boundaries. Our integration personnel are proficient in primary integration tools and standards.

Command and Control and Real-Time Systems. We deliver high-end technical solutions for protecting the safety of national borders, improving data gathering mechanisms, and enhancing communications channels for both military and civilian organizations. These services include:

- air defense command and control systems, including simulators, test beds, C4I systems, planning systems and air traffic control systems;
- ground command and control systems, or GCCS, including strategic and tactical visualization systems, digital GCCS systems, and tactical command and control systems;
- surveillance systems, including mission management systems and unmanned aerial vehicle interpretation systems;
- intelligence systems, including IT solutions for organizations which collect, process and disseminate large volumes of information, in a demanding environment;
- missile defense, including missile defense simulation and theater defense systems; and
- electronic warfare systems, including modern human machine interfaces, resource allocation, parameter management, results acquisition and threats database management.

Geographic Information Systems (GIS). We have been active in the field of digital mapping since 1985, developing advanced GIS that quickly and accurately process and transform large volumes of maps and photography into various digital and easily readable formats. For example, militaries are in critical need of accurate maps, GIS data, and photographic intelligence for mission planning, operational command and control, and three dimensional mission rehearsal and training. Similarly, emergency response systems require accurate road maps, current location display, shortest route determination and other GIS capabilities that we provide.

Some of Israel's national (including military, civilian and commercial) geographic databases were created using software we developed. These systems cover all aspects of cartographic and photogrammetric data collection, manipulation, storage and retrieval.

Telecommunications Systems. We provide industrial, government and defense organizations with turnkey solutions, including complete systems and specifically tailored projects designed to facilitate the management of telecommunications systems and networks. We have developed a wide range of network management products, including:

- contact centers and computer telephony integration systems;
- large scale integrated network management systems for switching, transmission and data;
- telephone directory assistance systems; and
- voice activated dialing—telecommunication speech recognition technologies.

Document Management and Knowledge Management. We offer a range of services and products designed to help our clients realize value from their corporate knowledge, including information storage, retrieval and sharing. Our specific offerings include:

- document management and workflow solutions for facilitating the storage and management of electronic documents and images.
- enterprise content management—business processes for delivering well-integrated information to key decision makers on a timely basis; and
- enterprise portals—solutions integrating the necessary components for a knowledge-centric portal infrastructure;

Business Intelligence (BI) and Data Warehousing. We enable organizations to develop what we believe to be complete state-of-the-art information systems for turning data into business intelligence. Our end-to-end BI and data warehousing solutions are designed to ensure accuracy, consistency and timeliness of information storage and retrieval to meet our clients' business requirements. Recent examples within the life sciences and healthcare vertical include BI and data warehousing solutions in the following areas:

- clinical trials management systems; and
- scientific data management systems utilized in the research and development area.

Other examples include:

- portfolio management systems, including balanced scorecard systems to measure business performance using data from clinical trials, research and development, and sales and marketing; and
- sales, marketing and financial solutions, which analyze market share/size, revenues and costs to help increase profitability and produce other metrics relevant to business decisions.

Proprietary and Turnkey Solutions. We have developed software to market as proprietary turnkey solutions, which are customized applications designed and modified to meet client needs. We provide end-to-end business solutions from design to maintenance and are able to provide specialization according to the subtle differences within each specific industry. We retain certain intellectual property and rights which allow us to continue to exploit opportunities to market these products. Our turnkey solutions include:

- AwareNess—an emergency management system;
- electronic toll collection system, including CRM billing and payment for toll road systems;
- border control system used for identifying, controlling and registering passages through borders;
- pension management system, enabling large organizations and pension funds to manage all aspects of employee pensions;
- InsureNess—a comprehensive core insurance infrastructure for life and health insurance;
- business rules technology software, permitting IT organizations to develop business solutions with reduced coding;
- paperless court system, bringing all court-related documents and communications online to enable electronic case filing.
- digital rights management software, enabling broadcasters, television and film producers, and media companies and publishers to manage all their author rights, contracts, and royalties; and
- air traffic control systems, including various software solutions handling all aspects of the complicated task of air traffic control.

Software and Consulting

We offer a comprehensive range of strategic consulting services and are able to assess a client's software needs and recommend and, in certain cases, resell, commercially available software products and systems.

Product Representation. We select what we believe to be the best products for our clients by working closely with major international vendors who specialize in software product development, integration, localization, marketing, service and maintenance. In this way, we are able to leverage the products and methodologies supplied by our partners in order to provide our clients with comprehensive value added solutions. Through our partner relationships, we resell products, mostly in Israel, Spain, Portugal and Asia Pacific, for over 30 companies, including SAP, EMC Documentum, Sybase, Information Builders, Genesys, Sterling Commerce, Serena, SyncSort and Telcordia.

Strategic Consulting. We leverage our proven methodologies to help our clients analyze, plan and achieve objectives at various stages of the business lifecycle. Our expertise, coupled with product and technology alliances, provides organizations with a one-stop solution. To deepen our specialization and understanding of our clients' business needs, we have established teams with core competence in particular verticals. Our IT experience, combined with our technology independence, enables us to offer a range of IT solutions for combining business trends and company goals with IT implementation. We believe that this blend of IT and business expertise is unique and enables us to unify IT and business needs to enhance our clients' competitive advantage and growth. We also provide strategic staff augmentation services for some accounts, as part of our methodology for penetrating strategic accounts.

Quality Assurance and Training

We offer a broad range of QA, testing, user interface engineering, training and user assimilation services, all designed to produce high quality business solutions with broad and rapid user acceptance.

Quality Assurance, Testing and User Interface Engineering. As technology platforms have become more complex at each of the application, operating system and hardware levels, there is a growing need to test, analyze and certify that software and hardware function as designed. Because of this growing complexity, together with reduced IT budgets, many companies outsource the testing and QA process to third party vendors. We target this growing market with our independent V-Ness software testing and QA service. In order to meet the needs of our client base, the V-Ness service provides a spectrum of solutions including: time to market QA methodology; system integration performance and testing; user interface engineering and user experience engineering; validation and full traceability capabilities that allow us to verify that the end product meets the initial product specifications; enterprise QA solutions, such as ERP, CRM and data warehousing; test automation; load testing; and quality consulting. Our professionals have extensive experience in QA and testing using our documented and proven work methodologies.

Training and Assimilation. We offer clients comprehensive learning solutions by providing a wide range of training services. Our staff provides training across a wide range of information, technology and communication applications. We customize our training programs based on advanced proprietary training methodologies and evaluation tools satisfying our clients' needs in terms of content, target audience, level of knowledge and training times. We complement traditional learning methods with learning management systems, e-learning platforms, and computer and web based self study kits, enabling end-users to learn at their own pace and level.

In addition to training, we offer assimilation services, designed to help organizations deploy new solutions rapidly and effectively. We include these services as part of every project, and also offer them separately to meet client needs.

Industry Overview

The IT services industry is highly fragmented and has evolved from simply supporting business functions to enabling their expansion and transformation. To succeed in this transformation, companies must respond rapidly to market trends, create new business models and improve productivity. In this dynamic, competitive environment, decisions with respect to technology have become increasingly

important. Also, due to the 2002 to 2004 global economic downturn as well as the lack of compelling IT initiatives, such as Year 2000 and Euro conversion, companies substantially reduced their IT services spending, resulting in hardship for many IT service vendors. According to industry analysts, however, the IT services market is again in a period of growth. Based on our review of publicly available information, the global IT services market will grow from $629 billion in 2005 to $856 billion in 2010, a compounded annual growth rate of approximately 6.4%.

Companies are increasingly seeking cost effective alternatives to acquire high quality IT services. The use of offshore vendors is increasingly common among larger corporations. Based on our review of publicly available information, we believe IT services provided offshore totaled between $20 billion and $24 billion in 2006, representing slightly over 3% of the total IT services market, and India has captured the bulk of this revenue. Other offshore IT service countries are gaining market share. Based on our review of publicly available information, we project an annual growth rate for offshore IT services of 25% to 30%, making offshore IT services a particularly high growth market. Offshore business processing outsourcing services are projected to grow even faster, with an estimated annual growth rate as high as 60%.

These factors reflect a business opportunity for global IT services vendors with established vertical practices, effective global delivery mechanisms and limited reliance on long-term staff relocation from offshore locations to client locations in the United States and around the world.

Competitive Strengths

We believe our competitive strengths include:

Our vertical expertise. Since our inception, we have achieved leading positions in a number of the verticals in which we compete. We maintain a staff of highly skilled industry experts in each of these verticals and use this expertise on our engagements to provide a range of end-to-end business solutions.

Our global delivery model. We have operations in 16 countries in North America, Europe and Asia. We provide services to our clients through a comprehensive global delivery model that integrates both local and global resources in a cost-effective manner. Our fully operational offshore outsourcing centers, including our CMM level 4 and 5 accredited, CMMI level 3 accredited and ISO/IEC 27001:2005 certified offshore facilities in India, enable us to minimize the difficulties other outsourcing vendors now face in using foreign employees in the United States on a temporary basis due to the tightening of immigration policies.

Our proven track record. By consistently providing high quality services, we have achieved a track record of project successes through the completion of numerous engagements around the world. Part of our success is attributable to our focus on methodology and repeatable high quality practices, which are ISO 9001 certified.

Our focus on quality. We believe strongly in quality throughout our organization. We maintain independent quality assurance capabilities in geographies where we operate. We also provide QA, testing and audit services to some of our clients on QA engagements through our independent V-Ness subsidiary.

Our focus on innovation. Our employees possess a level of business and technical knowledge that enables us to be innovative when on assignment. Utilizing both our practical understanding of our clients' needs and our technical expertise, we strive to provide innovative solutions to our clients' problems. Examples of such innovation include the creation of our managed labs extended development center offering, which supplements and extends the research and development facilities of ISVs for core product development and other activities; and the creation of sophisticated intellectual property in the defense and homeland security sector, which we incorporate in systems we deliver and which we market on a stand-alone basis.

Our breadth of service offerings. Our broad range of service offerings distinguishes us from many of our competitors. We believe that with these offerings, we are a one-stop shop, providing robust and comprehensive business solutions to meet the needs of our clients in the key verticals we cover.

Our long-term relationships with a diverse client base. We have long-term relationships with many of our clients, who frequently retain us for additional projects after an initial successful engagement. In 2006, existing clients from prior years generated more than 80% of our revenues. Moreover, our client base is diverse and we are not dependent on any single client. In 2006, no client accounted for more than 5% of our revenues and our largest twenty clients together accounted for approximately 29% of our revenues. Agencies of the government of Israel, in aggregate, represented 10% of our revenues in 2006.

Our proven ability to scale. We have grown continuously and successfully since inception, and we have demonstrated the ability to expand our teams and facilities to meet the needs of our clients. For example, over the past two and a half years we have expanded our Indian headcount from approximately 1,100 to over 2,300 employees in response to our clients' rapidly growing offshore development needs, and we have expanded our employee base in Europe from approximately 350 to over 800.

Our organizational and business flexibility. Our flexible organizational structure, business culture and technological abilities have allowed us to adapt to rapidly changing economic conditions, as well as significant changes in our clients' needs, enabling us to continue to grow and improve our performance during economic growth periods as well as during economic downturns. During the economic downturn of 2002 to 2004, we increased our revenues, number of employees, geographic footprint and profitability. Additionally, our strong vertical alignment, the industry and technical experience of our employees, our operational efficiency, our ability to secure and retain key clients and the effective use of our global delivery model helped insulate us from many of the hardships experienced by our competitors.

Our ability to integrate acquired companies. We have grown partly through acquisitions since our inception. Due in part to our significant focus on the abilities of the senior management of acquired firms, we have been able to retain the senior management of each of these companies. We have successfully integrated each acquired company into our corporate structure and culture, working together with existing management, employees and clients to facilitate an efficient and productive transition.

Our ability to retain and educate employees. We have maintained a relatively low attrition rate despite traditionally high turnover in the IT services industry. We believe that our ability to retain our employees is due in part to our commitment to rewarding qualified employees and to our advanced continuing education and training courses.

Our well-established internal infrastructure. We utilize an enterprise resource planning system and a CRM system, embodying our best practices, corporate methodologies and financial controls.

Business Strategy

Our goal is to further solidify and enhance our position as a global IT services and solutions provider on the basis of our quality, professionalism, vertical expertise, reliability and technical innovation. We hold the leading market position in Israel based on revenues from IT services. We intend to extend that geographic and vertical reach through the following strategic initiatives:

Further penetrate the North American market as well as emerging markets such as Eastern Europe and Asia. We were formed in 1999 and quickly established a leading market position in the Israeli IT services market. In the last five years we expanded outside Israel with acquisitions in North America, Europe and Asia, and have achieved organic growth in each. We generated approximately $23.0 million, or 14% of our revenues, in North America in 2002, which we expanded over five-fold to $120.8 million, or 25% of our revenues, by 2006. During the same period, we grew our European revenue over nine-fold from approximately $11.0 million, or 7% of our revenues, to $104.4 million, or 22% of our revenues. We intend

to focus considerably on expanding our revenues in North America, both organically and through acquisitions. Based on our review of publicly available information, in 2006, the North American market alone represented approximately 44% of total worldwide IT services spending, which concentration is expected to continue in the future. We intend to penetrate specific niches in that market utilizing our vertical products and technical expertise. Our acquisition strategy will also continue to target these markets, such as financial services, as well as emerging markets in which we believe growth and potential profitability are higher, such as Eastern Europe and Asia.

Be a market leader in key verticals. In North America, we presently focus on several verticals: life sciences, ISVs, defense and financial services. In Europe, we are focused on the financial services, retail, telecommunications and utilities verticals. In Israel, we have a strong focus on several verticals, including government and defense, financial services and telecommunications. We intend to further solidify our position in each of these verticals through internal growth based on complementary offshore offerings and key partnerships, and external growth through acquisitions. Our goal is to establish ourselves in North America as a leading provider in outsourcing and offshore services for life sciences, ISVs and homeland security.

Maintain a high proportion of long-term and recurring revenues through outsourcing and offshore services. We intend to maintain a high proportion of revenues generated from long-term, recurring contracts by focusing on long-term engagements, outsourcing, life-cycle services and other multi-year services, including offshore services. Our goal is to maximize our recurring revenue, both in North America and in Europe, where outsourcing and offshore services are gaining acceptance, and to maintain our high percentage of revenue from existing clients in prior years.

Enhance brand visibility. We intend to continue to develop our brand identity including through the exposure provided by our 2004 initial public offering. Our efforts include media and industry analyst events, sponsorship of and participation in targeted industry conferences, trade shows, recruiting efforts, community outreach, public relations and investor relations.

Pursue strategic alliances. We intend to continue to develop alliances that complement our core competencies. Our alliance strategy is targeted at leading business advisory companies and at leading technology providers, which allows us to take advantage of emerging technologies in a mutually beneficial and cost-competitive manner.

Continue to strengthen our leading position in the Israeli IT services market. We intend to retain and enhance our leading market position in Israel with a continued focus on the government and defense, financial services and telecommunications verticals. We also intend to leverage our ISV relationships to drive additional reselling and professional services revenues.

Vertical Focus

We operate in a significant number of commercial and industrial sectors and in many areas of government operations. As a result of our deep understanding of the different markets and environments in which our clients operate, and our ability to understand our clients' needs and tailor solutions to meet those needs, we have developed a strong reputation for delivering systems to businesses that are subject to regulatory supervision, government control or other rigorous operational requirements. We are active in all of the following sectors, each influenced by fluctuating market conditions, as well as regulatory and oversight environments:

Government and Defense. Government agencies are increasingly required to modernize their traditional operating processes and models in order to improve and accelerate delivery of services to citizens. We have developed a track record in the public sector for helping government agencies deliver IT

services to the public more effectively and efficiently. In Israel, we are a leading provider of integrated solutions for the government and defense sector.

The defense and homeland security industry faces a multitude of challenges, including protecting the safety of national borders, improving command and control and intelligence gathering mechanisms, enhancing communications channels throughout the military and performing scenario analysis. We possess extensive experience in delivering high-end technical solutions and intellectual property (some of which is confidential) to the defense and homeland security industry to help surmount these challenges.

Financial Services. The financial services industry, which is the industry having the greatest worldwide demand for IT services, operates in a highly regulated environment, which creates significant demand for services such as ours. Financial services organizations must strategically employ advanced technology in order to maximize their operational excellence and provide the best possible services to their clients. We combine advanced solutions, industry best practices, and the products and services of business partners to help our clients streamline their business processes and ensure long-term success in this fast-paced environment. We provide services to a number of segments of this vertical including: retail, private and investment banks; credit card companies; insurance and reinsurance companies; consumer finance organizations; and pension funds. Services we provide include implementations of our reference data management product suite and our transfer agency solution, IT outsourcing, offshore services, turnkey solutions, custom development and system integration.

Telecommunications and Utilities. Competitive pressures are causing telecommunications companies to find ways to reduce costs and make more informed decisions about their IT investments. We deliver reliable telecommunications systems and portals that help carriers reduce operating costs and increase revenue, while helping telecommunications companies evaluate the impact of new technologies and make informed planning decisions about their IT investments. We offer innovative information system solutions for improving time-to-market and enhancing telecommunications service delivery, addressing the specific needs of operators of all sizes from traditional wireline to wireless and internet service provider to broadband. Our services include ERP solutions, internet protocol telephony, configuration management, contact centers, interactive voice response systems, Operational Support Systems-based, or OSS-based, complex network management systems, management of common channel signaling systems, service assurance, mediation devices and consulting services.

Globalization, escalating market competition and deregulation throughout the world are forcing utility companies to modify their IT strategies and adopt advanced solutions. We provide high-end e-business services in areas such as CRM, ERP, e-procurement, asset management and metering solutions.

Life Sciences and Healthcare. Effectively managing and improving the efficiency of a life sciences business requires innovative cross functional information management solutions. Our expertise lies in improving time-to-market of new products through clinical trial optimization, safety and adverse event tracking, knowledge management, BI and data warehousing, strategic planning and budgeting. We have been delivering business performance oriented data and document management solutions to large pharmaceutical and biotechnology firms for many years.

Increased government regulations and rising costs require healthcare organizations to address complex patient information management needs and share information across various hospitals and facilities more effectively. We help healthcare organizations remain competitive with services designed to simplify their administrative processes, reduce costs and improve the quality of care.

High-Tech and Independent Software Vendors. Software companies need to focus on their core competencies of developing software and other technology products. By utilizing our offshore capabilities, expertise and experience in developing complementary IT solutions, we enable our clients to meet this need through our managed labs offering to provide ISVs with outsourced software product research and

development centers that supplement those of the client. Our expertise lies in the design and development of new software products, re-development, re-engineering, and maintenance of existing products, and global implementation and rollout support for existing products. We function as a partner with our clients to manage tactical needs at all phases of the development process.

Manufacturing and Transportation. We continually monitor emerging technologies to help clients evaluate the benefits and costs of adopting these new technologies. Our services enable clients to improve supply chain management, enhance their partner and client relations, enhance enterprise resource planning and optimize product quality. Intelligent transportation systems use a variety of technologies in order to facilitate the movement of people and goods via highways and public transportation systems. We have developed a wide range of services specifically tailored for clients within the transportation industry, including emergency management systems, electronic toll collection and traffic management solutions.

Retail, Media, Entertainment and Publishing. As the retailing industry moves through a period of significant transformation, with major chains expanding their presence throughout the world and exposing their brands to new markets, retailers need to run their IT systems more cost effectively. Our services enable retailers to deliver consistent customer service (through store sales, call centers and internet websites) and to develop and extend their technology infrastructures. We have worked with a variety of media, entertainment and publishing companies to develop systems for managing and protecting content and digital assets. We possess the implementation expertise required to gather, analyze and distribute information for delivering the technical proficiency needed to develop new market opportunities. Our software solution for intellectual rights management has been chosen and implemented by some of the top market participants from the entertainment, publishing and advertising industries.

Global Delivery Model

We have local and offshore delivery facilities in North America, Europe and Asia, with a range of industry expertise, software language and product focuses, and also with varying costs. Each facility has a high level of management skill, vertical expertise, IT services capabilities and quality at each location.

In each of the 16 countries in which we operate, we apply our expertise to serve both our local clients and our clients throughout the world as part of our global delivery model. As expertise in certain technologies, skills or verticals is needed, we have the capability to assemble teams spanning several of our locations around the world. By doing this, we reduce or eliminate the need to carry potentially non-billable staff at each location to handle unanticipated needs or surge capacity, which results in lower costs on average.

For example, we completed a sophisticated web-based document management and workflow solution for a large, international bio-pharmaceutical firm based in Switzerland, using teams from Switzerland, the United States and Israel. We provided SAP system integration and project services to a large, global law firm using resources from the United Kingdom and India. Similarly, we executed regional European SAP projects for multi-national corporations using resources from the Czech Republic, Slovakia, Romania, Israel and Switzerland. In these and virtually all other projects staffed using our global delivery model, the teams work in their home locations except for periodic travel to the client location for knowledge transfer, client meetings and implementation work. This model also means that we are substantially less affected by changing immigration regulations than other well-known offshore vendors. In our model, the team that remains at the client site throughout the engagement comprises our local resources, complementing our local presence with our strong vertical experience to the engagement from inception through completion. Our global delivery model is optimized by a worldwide proprietary knowledge management system that enables our employees to communicate and share knowledge. In addition, we continually host internal training courses.

Other benefits gained by clients from our global delivery model are 24-hour delivery and support capabilities; built-in redundancy, both in terms of people and facilities; and the availability of a global knowledge base of business and technical information that is populated, maintained and leveraged by our employees around the globe.

As of December 31, 2006, we employed approximately 7,515 employees worldwide, including approximately 3,430 in Israel, 2,330 in India, 545 in North America, 835 in Europe and 375 in the Asia Pacific region.

Sales and Marketing

We market our services to large organizations in North America, Europe and Asia. We have a leading market presence in Israel and a growing presence in North America and Europe. We sell and market our services from sales offices located in 16 countries. We manage our business and results of operations as part of a global sales and marketing strategy. As of December 31, 2006, we had approximately 200 direct sales persons and account managers.

Our sales and marketing strategy focuses on increasing awareness of and gaining new business from target clients and promoting client loyalty and repeat business among existing clients. We constantly seek to expand the nature and scope of our engagements with existing clients by increasing the volume of our business and extending the breadth of services offered. Members of our executive management team are actively involved in business development and in managing key client relationships through targeted interaction with our clients' senior management.

For each prospective project, we assemble a team of our senior employees, drawn from various disciplines within our company. The team members assume certain roles in a formalized process, using their combined knowledge and experience to understand the client's needs, design a solution, identify key decision makers and maximize the strength of our bid. This approach allows for a smooth transition to execution once the sale is completed. We typically bid against other IT services providers in response to requests for proposals.

Our sales and marketing teams work with our technical team as the sales process moves closer to the client's selection of an IT service provider. The duration of the sales process varies depending on the type of service, ranging from approximately two months to over one year. Throughout the process, the account manager or sales executive works with the technical team to:

- define the scope, deliverables, assumptions and execution strategies for a proposed project;
- develop project estimates;
- prepare pricing and margin analysis; and
- finalize sales proposals.

Management reviews and approves proposals, which are then presented to the prospective clients. Our sales and account management personnel remain actively involved in the project through the execution phase. We focus our marketing efforts on businesses with extensive information processing needs. We maintain what we believe to be a state-of-the-art prospect/client database that is continuously updated and used throughout the sales cycle from prospect qualification to close. As a result of this marketing system, we are able to pre-qualify sales opportunities and direct sales representatives are able to minimize the time spent on prospect qualification. In addition, substantial emphasis is placed on client retention and expansion of services provided to existing clients. In this regard, our account managers play an important marketing role by leveraging their ongoing relationships with each client to identify opportunities to expand and diversify the type of services provided to that client.

Clients

We presently serve over 500 clients in a wide range of industries. Our clients vary in size and include a number of Fortune 1000 and Global 2000 companies. For 2006, no client represented more than 5% of our annual revenues, and our largest twenty clients together represented approximately 29% of our revenues, compared to 32% in 2005. Agencies of the government of Israel, in aggregate, represented 10% of our revenue in 2006, versus 11% in 2005.

The percentage of our revenues derived from Israeli clients has been steadily decreasing as we have expanded our global presence. Our revenues for the periods presented, broken down by geographic area, are as follows:

	Year ended December 31,					
	2001	2002	2003	2004	2005	2006
Israel	93%	80%	68%	57%	52%	48%
United States	3	14	16	25	22	25
Europe	4	7	13	13	19	22
Asia and the Far East	—	—	3	5	5	4
Others	—	—	1	1	1	1
Total	100%	100%*	100%*	100%*	100%*	100%

* Due to rounding, the aggregate percentage for this period does not appear to equal 100%.

The percentage of our revenues derived from outsourcing (including offshore development) has significantly increased. Based on estimates derived from internal management operating data, the proportion of our revenues by type of service for the periods presented is:

	Year ended December 31,					
	2001	2002	2003	2004	2005	2006
Outsourcing (including offshore development)	17%	16%	31%	47%	45%	43%
System Integration and Application Development	55	46	35	30	31	32
Software and Consulting	19	18	16	14	16	15
Quality Assurance and Training	5	16	11	5	5	7
Other	4	4	7	4	3	2
Total	100%	100%	100%	100%	100%	100%*

* Due to rounding, the aggregate percentage for this period does not appear to equal 100%.

Our client base includes leading worldwide and regional entities. The clients listed alphabetically below are among our largest clients, based on revenues, in each of our verticals:

Government and Defense

- Czech Office for Surveying, Mapping and Cadastre
- Israel Aircraft Industries
- Israel Airport Authority
- Israel Court Authority
- Israel Ministry of Defense
- Israel Ministry of Finance
- Israel Ministry of Justice
- Israeli Police
- Lockheed Martin
- Singapore Police
- Štatistický úrad Slovenskej republiky
- Tadiran Systems
- Tel-Aviv Municipality

Financial Services

- Achmea Zorg
- Amvescap
- Bank Hapoalim
- Bank Leumi
- Banque Privée Edmond de Rothschild
- Cash America
- CIBC
- Citibank
- Clal Insurance
- Credit Suisse First Boston
- DBS Bank, Singapore
- First International Bank of Israel
- Franklin Templeton
- Generali Group

- Industrial Development Bank of Israel Ltd.
- ING Investments
- Israel Discount Bank Ltd.
- Komerční Banka
- M&T Bank
- Menzis
- Mizrahi-Tefahot Bank
- Phoenix Insurance
- Standard & Poor's
- Thailand Stock Exchange
- Waldviertler Sparkasse

Telecommunications and Utilities

- AT&T
- Bezeq
- Cellcom
- ČEZ, a.s.
- Cingular Wireless
- Czech Telecom
- Electrica
- Eurotel
- Israel Electric Company
- Orange
- Slovak Telecom
- Slovenské Elektrárne
- Telus Communications
- Vodafone
- YES

Life Sciences and Healthcare

- Assuta Medical Centers
- Clalit Health Services
- Idenix Pharmaceuticals
- Kaiser Permanente
- Pfizer
- Quintiles Transnational Corporation
- Sanofi-Aventis
- Schering Plough
- Teva
- VITAS
- Wockhardt USA
- Wyeth

High-Tech and Independent Software Vendors

- Business Objects
- Cartesis
- Chordiant
- Cisco
- Cobalt Group
- Comverse
- Corrillian
- Dorado Corporation
- EMC Documentum
- Fortent
- Google
- IBM
- Indus International
- InfoVista
- PayPal
- Portal Software
- Pulsic Ltd.
- Retalix

Manufacturing and Transportation

- Coca-Cola
- EL AL Airlines
- Israeli Chemicals Ltd. (ICL)
- Mitsubishi
- Philips
- Strauss-Elite
- Toyota
- Vítkovice

Retail, Media, Entertainment, Publishing & Other

- Cushman & Wakefield
- Fremantle Media Services
- Hollywood Media Corp.
- Israel's Yellow Pages
- Kurt Salmon Associates
- Long & Foster
- Plan
- Ringier
- SuperSol

Business Partners and Alliances

We have strategic alliances and partnerships with leading global software, infrastructure and consulting vendors, thereby expanding the variety of technologies and capabilities we offer to our clients. We continuously evaluate partnership opportunities and add new partners to ensure that we are positioned to deliver what we believe to be the most effective and advanced solutions to our clients. We also maintain the highest level of certification with many of our key partners in order to obtain early access to new product offerings and to influence the development of new products and offerings. We take great pride in being "technology independent" in that we approach each project we undertake with no preconceived notions regarding the technology that will ultimately be deployed, and we recommend what we believe to be the most effective technology for our clients' needs.

We have many alliances and partnerships around the world. Some alliances are specific to certain verticals and others are specific to certain markets in which we operate. Some key alliances and partnerships that are applicable across multiple industry verticals and across multiple geographies, and with whom we conduct business, are described in the chart below.

Alliance Partner	Alliance Description
Business Objects	We partner with Business Objects to provide professional services and deliver business intelligence solutions to their customers worldwide.
Chordiant	We provide professional services to Chordiant's customers through our worldwide partnership, including the implementation of systems to automate and manage operational business processes for service-driven global organizations in retail banking, card services, lending, insurance and telecommunications.
Deloitte	We partner with Deloitte as a Tier 1 provider of IT services at locations across North America and Asia, spanning a range of verticals and service offerings.
EMC	We partner with EMC worldwide to deliver robust, validated and high performing *Documentum* document and content management systems and workflow solutions to our clients. In addition, we are the sole sales channel in Israel of Documentum enterprise content management solutions. We also provide customized storage solutions to enterprise clients.
IBM	We work with IBM around the world to offer a broad array of scalable solutions built on IBM software and hardware platforms. We also work with IBM with IBM to provide ISVs with re-platforming services, enabling them to migrate existing applications to open standards-based IBM platforms and to stay current with IBM platform changes. In addition, we have supplier agreements with IBM in the United States, Asia Pacific, India and Israel for services, software and hardware.
Kurt Salmon Associates (KSA)	We support the retail and consumer products industries through a business alliance with KSA, a leading management consulting firm. We work as an integral component of KSA's teams at several North American and European consumer products retailers and suppliers.
Hewlett Packard	We partner with Mercury Interactive, which was acquired by Hewlett Packard, as their certified partner for the implementation and deployment of testing and QA enterprise projects around the world.
Microsoft	We work with Microsoft around the world to offer a broad array of scalable solutions built on Microsoft's .NET enterprise platform and other Microsoft platforms. We are a global Microsoft Gold Partner with certifications on many platforms and products, and we have won numerous Microsoft awards for our solutions.
SAP	We partner with SAP in Israel as the sole product and professional services arm of SAP in the country. We also partner with SAP worldwide to deliver innovative ERP solutions.
Unisys	We partner with Unisys as their sole distributor for the Unisys ES7000 enterprise server platform in Israel, providing solutions for server consolidation, business intelligence and disaster recovery planning projects.

While we are not substantially dependent on any one of these partnerships, we believe they collectively represent a significant competitive advantage for us. Through these partnerships and alliances, we:

- perform joint engagements;
- gain access to additional opportunities and engagements;
- influence the products and services of our partners, through participation in advisory and/or steering committees;
- in several cases, enhance and extend the products of our partners;
- gain early access to new technologies and products, both for us and for our clients, as well as enhanced support for their products and platforms; and
- further demonstrate our qualifications for leading technologies and key verticals.

In addition to these benefits, the relationships enhance our ability to: deliver a broad range of IT services outsourcing; provide us channels to sell additional services to our clients, such as quality assurance and training; and make us a more attractive employer, based on our employees' use of these advanced platforms and access to our partners.

Some of the certification levels our partners require are difficult to attain, requiring the demonstration of significant technical expertise, high levels of training and certification, the influencing of a certain amount of product sales for the partner, certain levels of investment in the products and technologies of our partners, or other factors. Our relationships with these partners are long-term, unlike typical vendor relationships.

We have written agreements with some, but not all, of our partners and alliances. The terms of the agreements vary. In some cases our partners are restricted from using other companies to provide similar services in certain markets. Some of our partners require that we achieve certain minimum sales levels to maintain our partner status level. We have oral contracts and working arrangements with the remainder of our partners and alliances. Although these oral contracts and other arrangements may be terminated by either party at any time without penalty, they also afford greater flexibility to our partners and alliances as well as to us.

Competition

The IT services market has become increasingly competitive in recent years as a result of the economic downturn and associated decline in IT service spending during 2002 to 2004. While some vendors have not survived, others have become more aggressive and some low-cost offshore vendors have entered new markets traditionally dominated by large multinational consultancy firms. The IT services vendors with whom we compete include:

- consulting firms, such as Accenture Ltd., BearingPoint, Inc. and Cap Gemini;
- divisions of large multinational technology firms, such as Hewlett Packard Company and IBM;
- IT outsourcing firms, such as Computer Sciences Corporation, Electronic Data Systems Corporation and Keane, Inc.;
- US-based offshore IT services firms, such as Cognizant Technology Solutions Corp., Covansys Corp., Syntel Inc., HCL Technologies and Perot Systems;

- large Indian IT services firms, such as Infosys Technologies Limited, Satyam Computer Services Limited, Tata Consultancy Services and Wipro Limited and smaller firms such as MindTree Consulting, Patni, Persistent Systems, Sonata Software and Symphony;
- regional IT services firms in certain geographic markets, such as Matrix, Malam, Elbit and Teldor in Israel, Logica, T-Systems and Atos Origin in Europe, and First Consulting Group in the United States; and
- in some cases, internal IT departments of our clients.

Some of these competitors are more established, enjoy greater market recognition and have significantly greater financial, technical and marketing resources than we do. Moreover, the IT services industry is experiencing rapid changes, primarily consolidation, that are affecting the competitive landscape. These changes may result in a greater number of competitors with significantly larger resources than ours. In addition, some of our competitors have added cost competitive offshore capabilities to their service offerings, which may adversely affect our ability to compete successfully against these competitors. We expect competition to intensify in the future as current competitors enhance their service offerings and new competitors penetrate the market due to low barriers to entry. Existing or future competitors may develop or offer services and products that provide significant performance, price or other advantages over those we offer.

Our future success will depend in part on our ability to develop and market new or enhanced services that adequately address changes in technology, industry standards and client requirements and gain commercial acceptance. Any delay or failure to develop new services or to adapt our services to technological change and market requirements could have a material adverse effect on our competitive position. We believe that the principal competitive factors in our business include the ability to:

- provide and leverage deep industry vertical expertise, and integrate this expertise with superior system integration, software development, QA and support abilities to deliver tailored, high quality business solutions that generate high returns on investments;
- deliver solutions quickly and cost effectively, using an integrated global delivery model with industry leading methodologies and practices and appropriate SEI certification levels;
- attract and retain experienced, high-quality IT professionals;
- work effectively with leading partners and alliances to offer superior solutions and drive additional business;
- respond rapidly to meet the challenging demands of each engagement; and
- grow and thrive in challenging economic times, so that client needs and expectations can be met reliably and continuously.

We believe we compete favorably based on these factors, and we possess significant competitive advantages. See "—Competitive Strengths."

Intellectual Property

Our intellectual property rights are important to our business. We rely on a combination of copyright, trademark and design laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. We currently have no issued patents. We require employees, independent contractors and, whenever possible, vendors to enter into confidentiality agreements upon the commencement of their relationships with us. These agreements generally provide that any confidential or proprietary information developed by us or on our behalf be kept confidential. These agreements also provide that any confidential or proprietary information disclosed to third parties in the course of our

business be kept confidential by such third parties. However, our clients usually own the intellectual property in the software we develop for them.

We regard our trade name, trademarks, service marks and domain names as important to our success. We rely on the law to protect our proprietary rights to them and we have taken steps to enhance our rights by filing trademark applications where appropriate. We have registered our key brand "Ness" as a trademark in both Israel and in the United States.

Third parties may assert infringement claims against us or claim that we have violated their intellectual property rights. We are obligated under some client contracts to indemnify our clients if claims are made against us alleging that we infringe on the proprietary rights of third parties. These claims, regardless of merit or ultimate outcome, could result in significant legal and other costs, harm to our reputation and a distraction to management. In particular, growth in the number of business method and software patents issued to others may greatly limit the solutions we are able to offer our clients.

Employees

As of December 31, 2006, we employed approximately 7,515 employees, including approximately 6,600 IT professionals. None of our employees is represented by a labor union and we have not experienced any strikes or work stoppages. We believe our relations with our employees are good.

Our employees in Israel are subject to Israeli labor laws and regulations and other special practices and employment customs. The laws and regulations principally concern matters such as paid annual vacation, paid sick days, the length of the workday, payment for overtime and severance pay. Israeli law generally requires severance pay equal to one month's salary for each year of employment upon the retirement or death of an employee or termination of employment without a valid legal reason. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Since January 1, 1995, these amounts also include payments for national health insurance. Our payments to the National Insurance Institute amount to approximately 15% of wages up to a specified amount, of which the employee contributes two-thirds and the employer contributes one-third.

In addition, by order of the Israeli Ministry of Labor and Welfare, the provisions of a collective bargaining agreement between the Histadrut (the General Federation of Labor in Israel) and the Industrialists Association in Israel may be applicable to our employees in Israel. This collective bargaining agreement principally concerns cost of living increases, vacation and holiday pay, length of the workday, wage tariffs, termination and severance payments. We provide our employees with benefits and working conditions that are at least as favorable as the conditions specified in the collective bargaining agreement.

Our employees are our most important asset. We believe that the quality and level of service that our professionals deliver are among the highest in the global IT services industry. We believe we provide a challenging, entrepreneurial and empowering work environment that demands dedication and a strong work ethic.

Our training, continuing education and career development programs are primarily designed to ensure our IT professionals enhance their skill-sets in alignment with their respective roles. We continually provide our IT professionals with challenging assignments and exposure to new skills, technologies and global opportunities. We have an appraisal program that incorporates a feedback system, recognizing high performers and providing constructive feedback and coaching to under performers. Leadership development is also a key part of our training programs.

We believe that our IT professionals receive competitive salaries and benefits and are eligible to participate in our stock option plans. We have also adopted a performance linked compensation program that links compensation to both the employee's and our performance.

Corporate History

Ness Technologies, Inc. was incorporated in Delaware in March 1999 in connection with the acquisition of six Israeli IT companies and their consolidation into a single operating structure. Compro Software Industries, a privately-held Israeli software consulting company founded in 1985, was acquired by our founders in December 1997 and by us in April 1999. At the time of its acquisition, Compro had a staff of approximately 170 people.

We subsequently acquired five Israeli IT services companies:

- Gilad Software and Systems Integration, a privately-held Israeli integration and networking company founded in 1990 that we acquired in April 1999. At the time of its acquisition, it had approximately 340 employees.
- Contahal, a publicly-traded Israeli IT services company (traded on the Tel Aviv Stock Exchange), founded in 1970. We acquired Contahal in May 1999 and took it private in February 2000. At the time of its acquisition, it had approximately 310 employees.
- Advanced Technology, or ATL, a publicly-traded Israeli IT services company (traded on the Tel Aviv Stock Exchange), founded in 1969 and engaged in systems integration, application development and consulting, with main lines of business of IS implementation, military and real time systems. We acquired ATL in August 1999, and took it private in December 1999. At the time of its acquisition, it had approximately 650 employees.
- IPEX, a privately-held Israeli systems integration company founded in 1992 that we acquired in November 1999. At the time of its acquisition, it had approximately 350 employees.
- IPEX ISI, a privately-held Israeli software development company founded in 1996 that we acquired in November 1999. At the time of its acquisition, it had approximately 40 employees.

Following completion of these acquisitions, all the acquired companies (six Israeli companies in total) were consolidated into a single operating structure. The consolidation, which commenced in the second quarter of 2000 and was completed in the second quarter of 2001, involved a major reorganization effort and associated investment, including:

- rationalization of facilities;
- creation of a new organizational structure;
- development of a new brand and identity;
- creation and staffing of a new cross functional sales force;
- development and installation of a new ERP system (SAP comprehensive business solution);
- upgrade and consolidation of delivery methodologies and QA practices;
- organic growth through hiring;
- training of our staff on new internal systems and methodologies;
- inception of a research and development function;
- creation of our corporate knowledge sharing infrastructure; and
- creation of a legal department.

Towards the end of 2001, and after becoming a leading IT services company in Israel, we embarked on our global expansion strategy. The following material acquisitions were made as part of that strategy:

- Ness U.S.A. Inc., a subsidiary formed to acquire substantially all of the internet based computer solutions assets and liabilities of Blueflame Inc., a company founded in 1985, out of Blueflame's Chapter 11 bankruptcy proceeding in November 2001. At the time of its acquisition, it had 120 employees and annual revenues of approximately $18 million.
- APP Group CEE B.V., a privately-held IT services firm in the Czech Republic and Slovakia specializing in CRM, ERP, EAI, enterprise asset management and e-commerce solutions in the utilities, telecommunication, finance, government and manufacturing sectors. APP was established in 1990 and we acquired it in September 2002. At the time of its acquisition, it had approximately 180 employees. The Warburg Pincus entities that collectively are principal stockholders of ours were also principal stockholders of APP at the time of the acquisition.
- Apar Holding Corp., a privately-held U.S./Indian IT services company, founded in 1998 and providing a wide range of advanced ERP, CRM and EAI software services to the financial services, manufacturing, telecom, retail sales and logistics sectors, as well as sophisticated offshore software engineering development services for large software product companies. In addition to Apar's U.S. headquarters, Apar has operations in the United Kingdom, India and Singapore, and offices in Canada, Australia, Japan and Malaysia. At the time of its acquisition, effective in June 2003, it had approximately 1,200 employees. The Warburg Pincus entities that collectively are principal stockholders of ours were also principal stockholders of Apar at the time of the acquisition.
- Three privately-held providers of IT services and solutions in Eastern Europe, as part of our growth strategy in Eastern Europe's emerging market for IT services: Radix Company SA, based in Romania, a provider of ERP, content management, decision support and workflow management solutions; Delta Electronic Services a.s., based in Slovakia, a provider of ERP and custom enterprise solutions; and Efcon a.s., a provider of document management, ERP and workflow systems. The acquisitions closed during the second through fourth quarters of 2005.
- Olas Software Solutions, Inc., d/b/a Innova Solutions, a privately-held IT services provider and system integrator based in California and India, offering a portfolio of offshore and on-site IT services and solutions, with a focus on financial services. Innova commenced operations in 1998 and we acquired it in February 2006. At the time of its acquisition, it had approximately 765 employees.
- Selesta España, an IT software distribution and systems integration company based in Spain and Portugal, as part of the international expansion of our NessPro Global product representation business. The acquisition closed in December 2006.

The acquired companies were integrated into our corporate structure, with capabilities and staff assigned to the various divisions and business groups.

We are continuously seeking to acquire new companies and businesses in order to expand our global presence and improve our position in our targeted verticals and geographies.

Item 1A. Risk Factors

Investing in our common stock involves risks. You should carefully consider the following risk factors and other information in this report before purchasing our common stock. Any of the risks described below could result in a material adverse effect on our business, results of operations and financial condition. The trading

price of our common stock may decline due to any of these risks, and you could lose all or part of your investment.

Risks Relating to Our Business

If we fail to manage our growth, our business could be disrupted and our profitability will likely decline.

We have experienced rapid growth in recent periods through both acquisitions and organic growth. The number of our employees increased from approximately 2,240 as of December 31, 2001 to approximately 7,515 as of December 31, 2006. We expect our growth to continue to significantly strain our management and other operational and financial resources. In particular, continued growth increases the integration challenges involved in:

- recruiting, training and retaining skilled technical, marketing and management personnel;
- maintaining high quality standards;
- preserving our corporate culture, values and entrepreneurial environment;
- developing and improving our internal administrative infrastructure, particularly our financial, operational, communications and other internal controls; and
- maintaining high levels of client satisfaction.

The rapid execution necessary to exploit the market for our business model requires an effective planning and management process. Our systems, procedures or controls may not be adequate to support the growth in our operations, and our management may not be able to achieve the rapid execution necessary to exploit the market for our business model. Our future operating results will also depend on our ability to expand our development, sales and marketing organizations. If we are unable to manage growth effectively, our profitability will likely decline.

We may engage in acquisitions, strategic investments, partnerships, alliances or other ventures that are not successful, or fail to integrate acquired businesses into our operations, which may adversely affect our competitive position and growth prospects.

We have in the past engaged in acquisitions, strategic investments, partnerships and alliances. Since our last annual report we acquired two additional companies. We may acquire or make strategic investments in complementary businesses, technologies, services or products, or enter into strategic partnerships or alliances with third parties in the future in order to expand our business. We may be unable to identify suitable acquisition, strategic investment or strategic partnership candidates, or if we do identify suitable candidates, we may not complete those transactions on terms commercially favorable to us or at all, which may adversely affect our competitive position and our growth prospects.

If we acquire another business, we may face difficulties, including:

- integrating that business' personnel, products, technologies or services into our operations;
- retaining the key personnel of the acquired business;
- failing to adequately identify or assess liabilities of that business;
- failure of that business to fulfill its contractual obligations;
- failure of that business to achieve the forecasts we used to determine the purchase price; and
- diverting our management's attention from normal daily operations of our business.

These difficulties could disrupt our ongoing business and increase our expenses. As of the date of this report, we have no agreements to enter into any material acquisition, investment, partnership, alliance or other joint venture transaction.

Because we derive a significant portion of our revenues from the Israeli government, a reduction of government spending in Israel on IT services would reduce, possibly materially, our revenues and profitability; and any delay in its annual budget approval process would negatively impact our cash flows.

We perform work for a wide range of Israeli governmental agencies, including defense, education, justice and finance, which collectively represented approximately 10% of our revenues in 2006. The Israeli economy experienced a recession through 2004. Although our revenues derived from agencies of the Israeli government grew each year during that period, the size of the overall Israeli IT services market decreased, putting pressure on our revenue growth rates. Israel is once again in a period of economic growth, and we do not expect any additional short-term decrease. However, any future reduction in Israeli government spending for political or economic reasons would reduce, possibly materially, our revenues and profitability. In addition, the government of Israel has experienced significant delays in the approval of its annual budget in recent years. Such delays in the future could materially and negatively affect our cash flows by delaying receipt of payment from the government of Israel for services performed.

Quarterly fluctuations in our results of operations could cause our stock price to decline or fluctuate.

We have experienced, and expect to continue to experience, significant fluctuations in our quarterly results of operations. During the past eight quarters, our net income ranged from approximately $4.0 million to approximately $9.6 million. In future periods, our operating results could be below public expectations, which would likely cause the market price of our common stock to decline. Numerous factors, some of which are beyond our control, may affect our quarterly results of operations, including:

- the size, timing and terms and conditions of significant projects;
- variations in the duration, size and scope of our projects;
- contract terminations or cancellation or deferral of projects;
- our ability to manage costs, including personnel and support services costs, and investments required by us to maintain our existing operations and support future growth;
- currency exchange fluctuations;
- changes in pricing policies by us or our competitors;
- the introduction of new services by us or our competitors;
- acquisition and integration costs related to possible acquisitions of other businesses; and

During recent periods, our quarterly results have fluctuated as a result of the number of working days in each period and the seasonality of client demand in the IT services industry. Typically our fourth quarter is strongest, when client demand is greatest, and the second quarter is weakest, when the number of working days in the quarter is lowest in Israel, currently our largest employee location. We expect these factors to continue to be significant in the future, although we believe that the impact of the number of working days on our results of operations will decrease as our international business continues to grow.

Our clients typically retain our services for set engagements pursuant to contracts that may be terminated by them with little or no notice and without termination fees. The termination, cancellation or deferral of one or more significant projects could materially and adversely affect our operating results in any fiscal quarter. In addition, we base our current and future expense levels on our internal operating plans and sales forecasts, and our near-term operating costs are, therefore, to a large extent, fixed. As a

result, we may not be able to sufficiently reduce our costs on a timely basis in any quarter to compensate for an unexpected near-term shortfall in revenues.

If we fail to attract and retain highly skilled IT professionals, we may not have the necessary resources to properly staff projects.

Our success depends largely on the contributions of our employees and our ability to attract and retain qualified personnel, including technology, consulting, engineering, marketing and management professionals. Competition for qualified personnel in the IT services industry, in the markets in which we operate, particularly in India, is intense and, accordingly, we may not be able to retain or hire all of the personnel necessary to meet our ongoing and future business needs. If we are unable to attract and retain the highly skilled IT professionals we need, we may have to forego projects for lack of resources or be unable to staff projects optimally. In addition, the competition for highly skilled employees may require us to increase salaries of highly skilled employees, and we may be unable to pass on these increased costs to our clients, which would reduce our profitability.

If our clients terminate significant contracted projects or choose not to retain us for additional projects, or if we are restricted from providing services to our clients' competitors, our revenues and profitability may be negatively affected.

Our clients typically retain us on a non-exclusive basis. Many of our client contracts, including those that are on a fixed price, fixed timeframe basis, can be terminated by the client with or without cause upon 90 days' notice or less and generally without termination-related penalties. Additionally, our contracts with clients are typically limited to discrete projects without any commitment to a specific volume of business or future work and may involve multiple stages. In addition, the increased breadth of our service offerings may result in larger and more complex projects for our clients that require us to devote resources to more thoroughly understand their operations. Despite these efforts, our clients may choose not to retain us for additional stages or may cancel or delay planned or existing engagements due to any number of factors, including:

- financial difficulties of a current client;
- a change in strategic priorities;
- a demand for price reductions; and
- a decision by our clients to utilize their in-house IT capacity or work with our competitors.

These potential terminations, cancellations or delays in planned or existing engagements could make it difficult for us to use our personnel efficiently. In addition, some of our client contracts restrict us from engaging in business with certain competitors of our clients during the term of the agreements and for a limited period following termination of these agreements. Any of the foregoing factors may negatively impact our revenues and profitability.

If we fail to meet our clients' performance expectations, our reputation may be harmed, causing us to lose clients or exposing us to legal liability.

As an IT services provider, our ability to attract and retain clients depends to a large extent on our relationships with our clients and our reputation for high quality professional services and integrity. As a result, if a client is not satisfied with our services or solutions, including those of subcontractors we engage, our reputation may be damaged. In addition, a number of our contracts provide for incentive based or other pricing terms pursuant to which some of our fees are contingent on our ability to meet revenue enhancement, cost-saving or other contractually defined performance goals. Our failure to meet these goals or a client's expectations in such performance-based contracts may result in a less profitable or an

unprofitable engagement. Moreover, if we fail to meet our clients' performance expectations, we may lose clients and be subject to legal liability, particularly if such failure has a consequential adverse impact on our clients' businesses.

In addition, many of our projects are critical to the operations of our clients' businesses. Our exposure to legal liability may be increased in the case of outsourcing contracts in which we become more involved in our clients' operations. While our contracts typically include provisions designed to limit our exposure to legal claims relating to our services and the solutions we develop, these provisions may not adequately protect us or may not be enforceable in all cases. The general liability insurance coverage that we maintain, including coverage for errors and omissions, is subject to important exclusions and limitations. We cannot be certain that this coverage will continue to be available on reasonable terms or will be available in sufficient amounts to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claim. A successful assertion of one or more large claims against us that exceeds our available insurance coverage or changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could adversely affect our profitability.

We may be required to be responsible for the performance of business partners we do not control, which could lower our margins and reduce profitability.

In connection with some of our more complex engagements, we have been required, and may in the future be required, to assume contingent responsibility for the performance of business partners. Our being required to perform the third party obligations of these commitments could have a material adverse affect on our margins and profitability because we would be required to incur additional costs, possibly without any corresponding recovery against the third parties. While we will continue to manage liabilities or risks through rigorous transaction review, we expect that clients may require us to assume certain additional contractual obligations and potential liabilities when we are responsible for the performance of business partners we do not control.

If we fail to complete fixed price contracts on budget and on time, our reputation may be harmed, causing us to lose clients and negatively affecting our profitability.

We offer a portion of our services on a fixed price basis, rather than on a time-and-materials basis. In 2004, 2005 and 2006, revenues from fixed price projects accounted for approximately 19%, 22% and 27% of our total revenues, respectively. Under these contractual arrangements, we bear the risk of cost overruns, completion delays and wage inflation. If we fail to estimate accurately the resources and time required to complete a project or fail to complete our contractual obligations within the scheduled timeframe, our profitability may suffer. Historically, we have not had any cost overruns that have had a material impact on our profitability. However, we cannot be certain that this will continue to be the case.

Our success depends in part upon the senior members of our management team, and our inability to attract and retain them could have a negative effect on our ability to operate our business.

We are highly dependent on the senior members of our management team. We do not maintain key man life insurance for any of the senior members of our management team. Competition for senior management in our industry is intense, and we may not be able to retain our senior management personnel or attract and retain new senior management personnel in the future. The loss of one or more members of our senior management team could have a negative effect on our ability to attract and retain clients, execute our business strategy and otherwise operate our business, which could reduce our revenues, increase our expenses and reduce our profitability.

Our CEO and CFO transitions during the first quarter of 2007 could negatively affect our revenues and profitability.

By the end of the first quarter of 2007 we expect to complete the transition of our Chief Executive Officer (CEO) and Chief Financial Officer (CFO). While a new CEO and CFO were timely appointed, and are already employed by the company in an overlap and transition process, there is no guarantee that the process will be seamless. If we are unable to complete the transitions smoothly, or if we experience disruptions in our business, loss of key clients or loss of other senior executives during the transitions, our revenues and profitability could be materially affected.

Disruptions in our telecommunications infrastructure could harm our ability to operate and to deliver our services effectively, which could result in client dissatisfaction and a reduction of our revenues and results of operations.

A significant element of our global delivery model is to continue to leverage and expand our global development centers. Our global development centers are linked with a network architecture that uses multiple telecommunication service providers and various links with alternate routing, including some routing via virtual private networks on the internet. We may not be able to maintain active voice and data communications between our various global development centers and between our global development centers and our clients' sites at all times. Any significant loss or impairment of our ability to communicate could result in a disruption in our business, which could hinder our performance or our ability to complete client projects on time. This, in turn, could lead to client dissatisfaction and have a material adverse effect on our operations.

Our inability to protect our intellectual property rights may force us to incur unanticipated costs.

Our success will depend, in part, on our ability to obtain and maintain protection in the United States and other countries for certain intellectual property incorporated into our software solutions and our proprietary methodologies. We may be unable to obtain patents relating to our technology. Even if issued, patents may be challenged, narrowed, invalidated or circumvented, which could limit our ability to prevent competitors from marketing similar solutions that limit the effectiveness of our patent protection and force us to incur unanticipated costs. In addition, existing laws of some countries in which we provide services or solutions may offer only limited protection of our intellectual property rights.

While we attempt to retain intellectual property rights arising from client engagements, our clients often have the contractual right to such intellectual property. For intellectual property that we own, we rely upon a combination of trade secrets, confidentiality, nondisclosure and other contractual arrangements. These measures may not adequately prevent or deter infringement or other misappropriation of our intellectual property, and we may not be able to detect unauthorized use of, or take appropriate and timely steps to enforce, our intellectual property rights.

If we are unable to secure necessary additional financing, we may not be able to fund our operations or strategic growth.

In order to achieve our strategic business objectives, we may be required to seek additional financing. For example, future acquisitions may require additional equity and/or debt financing. In addition, we may require further capital to continue to develop our technology and infrastructure and for working capital purposes. These financings may not be available on acceptable terms, or at all. Our failure to secure additional financing could prevent us from completing acquisitions, developing new technologies and competing effectively, all of which would have a negative impact on our continued development and growth.

Our clients' complex regulatory requirements may increase our costs, which could negatively impact our profits.

Many of our clients, particularly those in the financial services, life sciences, healthcare and defense verticals, are subject to complex and constantly changing regulatory requirements. On occasion, these regulatory requirements change unpredictably. These regulations may increase our potential liabilities if our services are found to contribute to a failure by our clients to comply with the requirements applicable to them and may increase compliance costs as regulatory requirements increase or change. These increased costs could negatively impact our profits.

We will be exposed to risks relating to evaluations of internal control over financial reporting required by Section 404 of the Sarbanes-Oxley Act of 2002.

We spend a substantial amount of management time and resources to comply with changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and Nasdaq Global Select Market rules. In particular, Section 404 of the Sarbanes-Oxley Act of 2002 requires management's annual review and evaluation of our internal control systems, and attestations as to the effectiveness of these systems by our independent registered public accounting firm. We have expended and expect to continue to expend significant resources and management time documenting and testing our internal control systems and procedures. This process has been complicated by the decentralized nature of our operations and information systems. If we fail to maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. Failure to maintain an effective internal control environment could have a material adverse effect on the market price of our stock.

Risks Relating to Our International Operations

Our international operations subject us to risks inherent in doing business on an international level, any of which could increase our costs and hinder our growth.

We currently operate in 16 countries and intend to further penetrate key markets, primarily in North America and Europe, while establishing offshore development centers in lower-cost Asian markets. We expect to devote significant resources to this effort but may not be successful in this regard. Risks inherent in our international business activities include:

- difficulties in staffing international projects and managing international operations;
- difficulties in collecting accounts receivable;
- local competition, particularly in North America and Europe;
- imposition of public sector controls;
- trade and tariff restrictions;
- price or exchange controls;
- limitations on repatriation of earnings;
- foreign tax consequences; and
- the burdens of complying with a wide variety of foreign laws and regulations.

One or more of these factors may have a material adverse effect on our business, financial condition or results of operations.

If we fail to achieve planned growth in our offshore facilities, our ability to fulfill client commitments profitably or to fulfill them at all may be compromised.

Our growth strategy relies in part on the expansion of our offshore development centers. If we fail to retain needed employees in India and other offshore locations, or to manage growth in these regions, our business, financial condition and results of operations may be adversely affected. Employee attrition rates in India are significantly higher than in other geographies. Wage costs in India have historically been significantly lower than wage costs in North America and Western Europe for comparably skilled professionals; however, wages in India are currently increasing at a faster rate than in North America and Western Europe, which could result in increased costs for IT professionals, particularly project managers and other mid-level professionals. We may need to increase the levels of our employee compensation more rapidly than in the past to remain competitive. Compensation increases may hinder our planned growth and could materially adversely affect our business, financial condition and results of operations.

Regional instability in Israel and India may adversely affect business conditions in those regions, which may disrupt our operations and negatively affect our revenues and profitability.

We generated approximately 48% of our revenues in Israel in 2006. In addition, our principal offices and a substantial portion of our employees are located in Israel. Therefore, political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. We cannot predict the effect on our business of any increase in the degree of violence by the Palestinians against Israel or the effect of military action elsewhere in the Middle East. The future of peace efforts between Israel and its Arab neighbors remains uncertain. Any future armed conflicts or political instability in the region would likely negatively affect business conditions and adversely affect our results of operations. Furthermore, several countries restrict or prohibit business with Israel or companies that do business in Israel. These restrictive laws and policies may severely limit our ability to provide services in those countries.

Some of our employees in Israel are currently obligated to perform up to 36 days, depending on rank and position, of military reserve duty annually and are subject to being called for active duty at any time under emergency circumstances. If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of other employees due to military service. Any consequent disruption in our operations could adversely affect our profitability.

We also generate significant revenues from services we deliver from India. India has from time to time experienced instances of civil unrest and hostilities with Pakistan. In recent years, there have been military confrontations between India and Pakistan that have occurred in the region of Kashmir and along the India-Pakistan border. Although the relations between the two countries are currently improving, military activity or terrorist attacks in the future could adversely affect the Indian economy by disrupting communications and making travel more difficult, which may have a material adverse effect on our ability to deliver services from India.

Wage inflation in India and Israel could reduce our profitability.

Annual wage inflation for IT professionals in India over the past several years has exceeded world-wide averages significantly. Based on our review of publicly available information, we believe that this trend will continue for the foreseeable future. Similarly, wage inflation for IT professionals in Israel has exceeded world-wide averages in the last several years. If we are unable to provide adequately for such wage increases in our contracts with our customers, or if unexpectedly large wage increases occur, we may experience a material adverse effect on our profitability.

Our international operations subject us to currency exchange fluctuations, which could negatively impact our profitability.

To date, most of our sales have been denominated in NIS and dollars, while a significant portion of our expenses is incurred in the local currencies of countries in which we operate. For financial reporting purposes, we translate all non-United States denominated transactions into dollars in accordance with United States generally accepted accounting principles. Despite our use of certain forward foreign currency exchange contracts to hedge our exposure against foreign currencies, we may be exposed to the risk that fluctuations in the value of these currencies relative to the dollar could increase the dollar cost of our operations and therefore have an adverse effect on our profitability.

Potential anti-outsourcing legislation could impair our ability to service our clients.

Over the past several years, the issue of outsourcing of services abroad by American companies has become a topic of political discussions in the United States. Measures aimed at limiting or restricting outsourcing by United States companies are under discussion in Congress and in as many as one-half of the state legislatures. While no substantive anti-outsourcing legislation has been introduced to date, given the intensifying debate over this issue, the introduction of such legislation is possible. If introduced, such measures are likely to fall within two categories: (1) measures that extend restrictions on outsourcing by federal government agencies and on government contracts with firms that outsource services directly or indirectly, and (2) measures that affect private industry, such as tax disincentives or intellectual property transfer restrictions. If any of these measures become law, our ability to service our clients could be impaired.

Terrorist attacks or a war could negatively affect our financial results and prospects.

Terrorist attacks, such as the attacks of September 11, 2001 in the United States, and other acts of violence or war, like the recent conflict in Iraq, could affect us or our clients by disrupting normal business practices for extended periods of time and reducing business confidence. In addition, these attacks may make travel more difficult and may effectively curtail our ability to serve our clients' needs, any of which could negatively affect our financial results and prospects.

Restrictions on immigration may affect our ability to compete for and provide services in our clients' countries, which could hamper our growth and cause our revenues to decline.

A portion of our revenues is derived from offshore outsourcing, which requires some personnel from our offshore locations in India and elsewhere to travel to client sites for rotational assignments. The ability of those IT professionals to work in North America, Europe and in other countries depends on their ability to obtain the necessary visas and work permits. The United States has recently reduced the number of H-1B visas authorized annually, and has also increased the level of scrutiny in granting H-1B, L-1 and ordinary business visas. A number of European countries are considering changes in immigration policies as well. The inability of key project personnel to obtain necessary visas could delay or prevent our fulfillment of client projects, which could hamper our growth and cause our revenues to decline.

If the government of India were to reduce or withdraw tax benefits and other incentives it provides to us, our net income will decrease.

Currently, we benefit from the tax benefits that India provides to the export of IT services. These benefits provide a complete exemption from corporate income tax for exported IT services, compared to an ordinary corporate tax rate of approximately 34%. As a result of these incentives, our operations in India have been subject to relatively low tax rates. If these tax benefits are eliminated on March 31, 2009 as currently scheduled, or if they are eliminated or reduced earlier as the result of political or other changes in India, our tax expense will increase, reducing our profitability.

Risks Relating to Our Stock

Our stock price is likely to be highly volatile and could drop unexpectedly.

The market price of our stock may fluctuate significantly in response to a number of factors, including the following, several of which are beyond our control:

- changes in financial estimates or investment recommendations by securities analysts relating to our stock;
- changes in market valuations of IT service providers and other high technology companies;
- announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;
- loss of a major client or changes in our employee utilization rate;
- unfavorable legal or arbitration judgments; and
- changes in key personnel.

In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. We could be the target of similar litigation in the future. Securities litigation, regardless of merit or ultimate outcome, would likely cause us to incur substantial costs, divert management's attention and resources, harm our reputation in the industry and the securities markets and reduce our profitability.

Your ability to influence corporate decisions may be limited because our executive officers, directors and affiliated major stockholders beneficially own approximately 18.5% of our common stock.

Our executive officers, directors and stockholders who beneficially own 5% or more of our outstanding common stock and are or were affiliated with Ness beneficially own, in the aggregate, shares representing approximately 18.5% of our outstanding common stock. As a result of their stock ownership, if these stockholders were to choose to act together, they may be able to influence the outcome on matters submitted to our stockholders for approval, including the election of directors and approval of any merger, consolidation or sale of all or substantially all of our assets. This concentration of voting power could delay or prevent an acquisition of our company on terms that other stockholders may desire.

Provisions in our charter documents and under Delaware law may prevent or delay a change of control of us and could also limit the market price of our common stock.

Provisions of our certificate of incorporation and bylaws, as well as provisions of Delaware corporate law, may discourage, delay or prevent a merger, acquisition or other change in control of our company, even if such a change in control would be beneficial to our stockholders. These provisions may also prevent or frustrate attempts by our stockholders to replace or remove our management. These provisions include:

- prohibiting the stockholders from fixing the number of our directors;
- authorizing our board of directors to designate the terms of and issue new series of preferred stock without additional stockholder approvals;
- limiting the individuals who may call a special meeting to our chairman, chief executive officer, the majority of our board of directors or the majority of our stockholders;
- requiring advance notice for stockholder proposals and nominations; and
- prohibiting stockholders from acting by written consent, unless unanimous.

We are subject to the provisions of Section 203 of the Delaware General Corporation Law, which limits business combination transactions with stockholders of 15% or more of our outstanding voting stock that our board of directors has not approved. These provisions and other similar provisions make it more difficult for stockholders or potential acquirers to acquire us without negotiation. These provisions may apply even if some stockholders may consider the transaction beneficial to them.

These provisions could limit the price that investors are willing to pay in the future for shares of our common stock. These provisions might also discourage a potential acquisition proposal or tender offer, even if the acquisition proposal or tender offer is at a premium over the then current market price for our common stock.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Our principal executive office is located in leased premises of approximately 255,000 square feet in Tel Aviv, Israel. Our principal office in the United States is located in leased premises of approximately 21,000 square feet in Hackensack, New Jersey. We have offices of various sizes at approximately 30 locations in 16 countries totaling approximately 875,000 square feet, all of which are leased, including approximately 450,000 square feet in India, primarily in Bangalore, Hyderabad and Mumbai.

We believe that there is sufficient office space available at favorable leasing terms both to replace existing office space and to satisfy any additional needs we may have as a result of future expansion.

Item 3. Legal Proceedings

We are periodically a party to routine litigation incidental to our business. We do not believe that we are a party to any pending legal proceeding that is likely to have a material adverse effect on our business, financial condition or results of operations.

One of our Israeli subsidiaries is currently in a dispute with one of its clients, an Israeli insurance company, regarding the terms and conditions of a software development contract (the "Contract"). The insurance company claims that we have materially breached the Contract by not timely delivering the required software. The insurance company has issued a contract termination notice, has collected

autonomous guarantees provided by our subsidiary in the amount of about $2 million, and is demanding payment of the amounts paid so far, as well as damages. Furthermore, this termination could affect our reputation and impair our relations with another client as well as with additional prospects for the software. We believe that we have not materially breached the Contract and that the delays were caused by the insurance company's actions. However, we do not contest the insurance company's right to terminate the contract for convenience, subject to certain provisions including proper settlement of payments, as per the Contract. The Contract provides for mandatory arbitration, which commenced in January 2007, in which we intend to vigorously defend our position. The insurance company and our subsidiary have both issued their respective claims to the arbitrator, as well as responses to the other party's claims. The total scope of the project is approximately $9 million. With respect to this contract, approximately $3 million is included in our accounts receivable and $2 million is included in other accounts receivable and prepaid expenses. We can give no assurance at the present time of the exposure, if any, for these claims. We believe that our liability insurance policy, which has a cap of $5 million per claim, should cover such exposure. At this stage we can not estimate the result of the arbitration and we expect that the arbitration process may be protracted. If the outcome of the dispute is not in our favor and not in line with our position described above, it may adversely affect our financial position, results of operations and cash flows.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of security holders during the fourth quarter of 2006.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is quoted on the Nasdaq Global Select Market under the symbol "NSTC." The following table shows the high and low per share sale prices of our common stock, as reported on the Nasdaq Global Select Market. These prices reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions.

	Price Range	
	High	Low
2004		
Third Quarter (commencing September 29, 2004)	$12.89	$11.90
Fourth Quarter	$15.60	$11.30
2005		
First Quarter	$14.95	$11.40
Second Quarter	$12.65	$ 8.64
Third Quarter	$10.63	$ 8.25
Fourth Quarter	$11.20	$ 8.65
2006		
First Quarter	$12.88	$ 9.65
Second Quarter	$13.00	$ 9.80
Third Quarter	$13.50	$10.29
Fourth Quarter	$16.99	$12.83
2007		
First Quarter (through March 2, 2007)	$15.06	$12.89

We have never paid any cash dividends. We currently intend to retain our future earnings to finance the operation and expansion of our business and we do not anticipate paying cash dividends on our common stock in the foreseeable future. Any future determination as to the payment of dividends will be at the discretion of our board of directors.

On March 2, 2007, the last reported sale price per share of our common stock on the Nasdaq Global Select Market was $13.54. As of March 2, 2007, there were approximately 50 holders of record of our common stock, although the number of beneficial shareholders was much larger.

Stock Performance Graph

Set forth below are a graph and a table comparing cumulative total return on $100 invested, alternatively, in our common stock, the Nasdaq U.S. Index and the S&P 500 Information Technology Sector Index for the period commencing on September 29, 2004, the date of our initial public offering, and ending on December 31, 2006. Stockholder returns over the indicated period should not be considered indicative of future stockholder returns.

Comparison of Cumulative Total Return*



140
120
100
80
60
U.S. DOLLARS
9/29/04
NESS TECHNOLOGIES, INC.
NASDAQ U.S. INDEX
S&P 500 INFORMATION TECHNOLOGY SECTOR
9/30/04
12/31/04
3/31/05
6/30/05
9/30/05
12/31/05
3/31/06
6/30/06
9/30/06
12/31/06

Company/Index	9/29/04	9/30/04	12/31/04	3/31/05	6/30/05	9/30/05	12/31/05	3/31/06	6/30/06	9/30/06	12/31/06
Ness Technologies, Inc.	$100.00	$106.00	$124.00	$ 99.83	$ 88.50	$ 83.33	$ 89.75	$104.92	$ 89.58	$111.25	$118.83
Nasdaq U.S. Index	100.00	100.12	114.83	105.48	109.06	114.27	117.27	124.39	115.97	120.51	128.85
S&P 500 Information Technology Sector	100.00	100.32	113.89	105.54	107.41	113.81	115.03	119.82	108.29	117.52	124.71

* Assumes $100 invested on September 29, 2004 in our common stock, at our initial offering price, and in each index, at the closing price on the date of our initial public offering; and that all dividends have been reinvested. No cash dividends have been declared on our common stock. Prepared by Standard & Poor's.

Item 6. Selected Financial Data

You should read the following selected consolidated financial data together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this report.

The selected consolidated statement of operations data for the years ended December 31, 2004, 2005 and 2006 and the selected consolidated balance sheet data as of December 31, 2005 and 2006 are derived from our audited consolidated financial statements included elsewhere in this report. The selected consolidated statement of operations data for the years ended December 31, 2002 and 2003 and the selected consolidated balance sheet data as of December 31, 2002, 2003 and 2004 are derived from our audited consolidated financial statements not included in this report. These financial statements have been prepared in accordance with U.S. generally accepted accounting principles. Our historical results may not be indicative of the operating results to be expected in any future period and our results for interim periods may not be indicative of results to be expected for the entire year.

	Year ended December 31,				
	2002	2003	2004	2005	2006
	(in thousands, except share and per share data)				
Statement of Operations Data:					
Revenues	$166,576	$225,768	$304,525	$385,436	$474,318
Cost of revenues	104,702	159,775	211,725	275,233	342,104
Gross profit	61,874	65,993	92,800	110,203	132,214
Operating expenses:					
Selling and marketing	19,192	21,287	25,706	29,033	35,315
General and administrative	30,168	36,115	46,042	54,730	63,288
Research and development, net	1,516	1,559	—	—	—
Other	198	665	—	—	—
Total operating expenses	51,074	59,626	71,748	83,763	98,603
Operating income	10,800	6,367	21,052	26,440	33,611
Financial expenses, net	(8,829)	(1,451)	(3,461)	(1,521)	(1,280)
Other income (expenses), net	(347)	(422)	(91)	(243)	5,349
Income before taxes on income	1,624	4,494	17,500	24,676	37,680
Taxes on income (tax benefit)	(48)	(54)	2,320	3,518	8,035
Equity in earnings (losses) of affiliates and gain from disposal of an affiliate	(35)	11	(647)	(65)	168
Minority interests in losses (earnings) of a subsidiary	(377)	—	(156)	101	—
Income from continuing operations	1,260	4,559	14,377	21,194	29,813
Loss from discontinued operations(1)	(395)	(1,105)	—	—	—
Extraordinary income, net of taxes	—	—	—	495	—
Net income	$ 865	$ 3,454	$ 14,377	$ 21,689	$ 29,813
Basic earnings (loss) per share from continuing operations(2)	$ (0.18)	$ 0.20	$ 0.58	$ 0.63	$ 0.83
Basic earnings (loss) per share(2)	$ (0.23)	$ 0.13	$ 0.58	$ 0.63	$ 0.83
Diluted earnings (loss) per share from continuing operations(2)	$ (0.18)	$ 0.19	$ 0.53	$ 0.61	$ 0.82
Diluted earnings (loss) per share(2)	$ (0.23)	$ 0.12	$ 0.53	$ 0.61	$ 0.82
Basic earnings (loss) per share from continuing operations excluding extraordinary income(2)	$ (0.18)	$ 0.20	$ 0.58	$ 0.62	$ 0.83
Basic earnings (loss) per share excluding extraordinary income(2)	$ (0.23)	$ 0.13	$ 0.58	$ 0.62	$ 0.83
Diluted earnings (loss) per share from continuing operations excluding extraordinary income(2)	$ (0.18)	$ 0.19	$ 0.53	$ 0.59	$ 0.82
Diluted earnings (loss) per share excluding extraordinary income(2)	$ (0.23)	$ 0.12	$ 0.53	$ 0.59	$ 0.82
Weighted average number of shares used in computing basic earnings (loss) per share	8,474	15,379	22,292	34,413	35,999
Weighted average number of shares used in computing diluted earnings (loss) per share	8,474	16,611	24,748	35,661	36,549

(1) In January 2003, we decided to discontinue the operations of one of our subsidiaries. The operations of this subsidiary have been eliminated from our operations as a result.

(2) Gives effect to issuance of additional shares of our common stock as payment of accrued dividends on Class B preferred stock.

	Year ended December 31,				
	2002	2003	2004	2005	2006
			(in thousands)		
Balance Sheet Data:					
Cash and cash equivalents	$ 43,494	$ 46,004	$104,229	$ 33,579	$ 46,675
Short-term bank deposits	—	3,248	—	39,561	2,027
Working capital	18,178	16,770	92,548	66,144	71,276
Total assets	241,883	339,483	424,756	454,368	541,617
Total debt, including current maturities	84,204	90,453	51,557	34,167	12,600
Stockholders' equity	62,365	126,355	232,480	254,502	332,655

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis together with our unaudited consolidated financial statements and the accompanying notes. This discussion contains forward-looking statements, within the meaning of Section 27A of Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, including statements regarding our expected financial position, business and financing plans. These statements involve risks and uncertainties. Our actual results could differ materially from the results described in or implied by these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this report, particularly under the headings "Disclosure Statement" and "Risk Factors."

Overview

We are a global provider of information technology, or IT, services and end-to-end business solutions designed to help clients improve their competitiveness and effectiveness. End-to-end business solutions encompass all stages of a client's business process and incorporate all technologies and IT services related to that process. Our portfolio of solutions and services includes outsourcing, system integration and application development, software and consulting, and quality assurance and training. The primary industries, or verticals, we serve include government and defense, financial services, life sciences and healthcare, telecommunications and utilities, and independent software vendors, or ISVs.

We have operations in 16 countries across North America, Europe and Asia. We combine our deep vertical expertise and strong technical capabilities to provide a complete range of high quality services on a global scale. By integrating our local and international personnel in focused business and project teams, this global delivery model leverages our corporate knowledge and experience, intellectual property and global infrastructure to develop innovative solutions for clients across the geographies and verticals we serve. We complement this global delivery model with our offshore delivery capabilities to achieve meaningful cost reductions or other benefits for our clients.

Our revenues increased to $474.3 million for 2006, from $385.4 million for 2005. Net income increased to $29.8 million for 2006, from $21.7 million for 2005.

Our revenue growth is attributable to a number of factors, including acquisitions we made, increases in the number and size of projects for existing clients, and the addition of new clients. Our client base is diverse, and we are not dependent on any single client. In 2006, no client accounted for more than 5% of our revenues and our largest twenty clients together accounted for approximately 29% of our revenues. For 2006, the percentage of our revenues generated by public and private clients in Israel was 48%, and the percentage of our revenues derived, in aggregate, from agencies of the government of Israel was 10%. Existing clients from prior years generated more than 80% of our revenues in 2006.

Our backlog as of December 31, 2006 was $606 million compared to $450 million as of December 31, 2005. This $156 million increase in our backlog was due primarily to new bookings. We achieve backlog through new signings of IT services projects and outsourcing contracts, including for new and repeat customers. We recognize backlog as revenue when we perform the services related to backlog.

For 2006, the impact of inflation and changing prices on net sales and revenues and on income from continuing operations was insignificant.

As of December 31, 2006, trade receivables and other accounts receivable and prepaid expenses included a total balance of approximately $5 million from one of our clients, an Israeli insurance company, with whom we are currently in a contract dispute (see "Item 3—Legal Proceedings").

As of December 31, 2006, we had approximately 7,515 employees, including approximately 6,600 IT professionals. Of the 7,515 employees, approximately 3,430 were in Israel, 2,330 were in India, 545 were in North America, 835 were in Europe and 375 were in the Asia Pacific region.

Application of Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based on consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of our financial statements. The actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and which could result in materially different results under different assumptions and conditions. Application of these policies is particularly important to the portrayal of our financial condition and results of operations. We believe that the accounting policies described below meet these characteristics. Our significant accounting policies are more fully described in the notes to the accompanying consolidated financial statements.

Revenue Recognition

We generate our revenues from contracts for system integration and application development services, outsourcing, consultation, quality assurance and training services as well sales of third party software licenses. We provide services on either a fixed price or time and materials basis. For time and materials contracts, we recognize revenues as services are performed based on the hours actually incurred at the negotiated billing rates. We also charge our clients for certain costs and expenses, such as the installation of hardware and cost of subcontractors.

Our fixed price contracts relate primarily to long-term development projects. Such projects that require significant customization, integration and installation are recognized in accordance with SOP No. 81-1 "Accounting for Performance of Construction-Type and Certain Production-Type Contracts." We recognize revenues related to these contracts using the percentage of completion method based on the percentage of costs incurred to date in relation to the total estimated costs expected upon completion. This requires us to make estimates and assumptions regarding the resources and time required to fulfill the contracts' obligations including work effort, materials and subcontractors. We rely on our experience from other projects in making these estimates, and, in addition, use our internal project management and financial systems to track and manage the projects. Employees and project managers regularly submit updates to these systems, which are then used by executive management to monitor the projects and revise the estimates, if necessary. These systems, which are updated on a regular basis by inputs from employees' and project managers' estimates, produce analyses and are used by executive management to monitor the projects and revise the estimates, if necessary. Historically, our estimates have been indicative of our actual results; however, there have been a few cases where we had to adjust assumptions, primarily regarding work effort.

We generally recognize revenues on a gross basis, representing the entire amount, because we bear the risks and rewards of ownership, including the risk of loss for collection, delivery and returns, and have latitude in establishing product pricing above specific minimums. Management determines whether we bear the risks and rewards of ownership based on relevant sale contract terms. Whenever the majority of contract terms indicate that we bear the risks and rewards, revenues are recognized on a gross basis. For most software license sales and hardware sales, we record revenues on a net basis, based on management's determination that majority of contract terms indicate that we do not bear the risks and rewards related to such contracts.

For arrangements that involve multiple revenue activities, (i.e., the delivery or performance of multiple products and services, management allocates the associated consideration to the separate activities based on their relative fair values. In order to determine the fair values of the different activities covered by each agreement, management applies standard pricing used for products and services in similar arrangements and hourly rates based on similar activities we have performed for other clients. For contracts entered into with the same party at or near the same time, management evaluates on a case-by-case basis, based on the specific circumstances, whether to account for these contracts as a single arrangement or separate contracts.

Our revenue recognition approach for software licensing requires that, in accordance with Statement of Position No. 97-2 "Software Revenue Recognition" (as amended), four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured. Determination of criteria (3) and (4) is based on management's judgments regarding the fixed nature of the fee charged for services rendered and products delivered, and the collectibility of those fees. Should changes in conditions cause management to determine these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our clients to make required payments. The allowance for doubtful accounts is determined by evaluating the credit worthiness of each client based upon market capitalization and other information, including the aging of the receivables. If the financial condition of our clients were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. In each financial period, we estimate the likelihood of collecting every receivable and record a cumulative allowance.

Business Combinations

In accordance with business combination accounting, we allocate the purchase price of acquired companies to the tangible and intangible assets acquired and liabilities assumed, based on their estimated fair values. We engage third-party appraisal firms to assist management in determining the fair values of certain assets acquired and liabilities assumed. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets.

Management makes estimates of fair value based upon assumptions believed to be reasonable. These estimates are based on historical experience and information obtained from the management of the acquired companies and are inherently uncertain. Critical estimates in valuing certain assets acquired and liabilities assumed include but are not limited to: future expected cash flows from license and service sales, maintenance agreements, customer contracts and estimated cash flows from the projects when completed, the acquired company's brand awareness and discount rate. Unanticipated events and circumstances may occur that may affect the accuracy or validity of such assumptions, estimates or actual results.

Goodwill

SFAS No. 142 requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than amortized as previous accounting standards required. Goodwill is tested for impairment at the reporting unit level by comparing the fair value of the reporting unit with its carrying value. Fair value is determined using discounted cash flows, market multiples and market capitalization. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates, and weighted average cost of capital for the reportable unit. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for our goodwill. As of December 31, 2006, no impairment losses were identified.

Realizability of Long-Lived Assets

In accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets," our long-lived assets are reviewed for impairment annually and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. In measuring the recoverability of assets, we are required to make estimates and judgments in assessing our forecast and cash flows and compare that with the carrying amount of the assets. Additional significant estimates used by management in the methodologies used to assess the recoverability of our long-lived assets include estimates of future cash-flows, future short-term and long-tem growth rates, market acceptance of products and services, and other judgmental assumptions, which are also affected by factors detailed in our Risk Factors section in this Annual Report. If these estimates or the related assumptions change in the future, we may be required to record impairment charges for our long-lived assets. As of December 31, 2006 and 2005, no impairment losses were identified.

Tax Accounting

As part of the process of preparing our consolidated financial statements, we are required to estimate our income tax expense in each of the jurisdictions in which we operate. In the ordinary course of a global business, there are many transactions and calculations where the ultimate tax outcome is uncertain. Some of these uncertainties arise as a consequence of revenue sharing and reimbursement arrangements among related entities, the process of identifying items of revenue and expenses that qualify for preferential tax treatment and segregation of foreign and domestic income and expense to avoid double taxation. This process involves us estimating our current tax exposure, which is accrued as taxes payable, together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue, for tax and accounting differences. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We may record a valuation allowance to reduce our deferred tax assets to the amount of future tax benefit that is more likely than not to be realized.

Although we believe that our estimates are reasonable and that we have considered future taxable income and ongoing prudent and feasible tax strategies in estimating our tax outcome and in assessing the need for the valuation allowance, there is no assurance that the final tax outcome and the valuation allowance will not be different than those that are reflected in our historical income tax provisions and accruals. Such differences could have a material effect on our income tax provision, net income and cash balances in the period in which such determination is made.

We have filed, or are in the process of filing, federal, state and foreign tax returns that are subject to audit by the respective tax authorities. Although the ultimate outcome is unknown, we believe that adequate amounts have been provided for and any adjustments that may result from tax return audits are not likely to have a material adverse effect on our consolidated results of operations, financial condition or cash flows.

Stock based Compensation

On January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment" ("SFAS 123(R)") utilizing the *modified prospective* transition method. SFAS 123(R) requires employee stock options to be valued at their fair value on the date of grant and charged to expense over the applicable service period. Under the modified prospective method, compensation expense is recognized for all share-based payments issued on or after January 1, 2006 and for all share-based payments issued to employees prior to January 1, 2006 that remain unvested.

Prior to the adoption of SFAS 123(R), we accounted for share-based awards to employees and directors using the intrinsic value method in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," under which we recognized compensation expense when the exercise price of our share options was less than the fair market price of the underlying shares on the date of grant. Adoption of SFAS 123(R) did not change our accounting for share-based payments issued to non-employees.

SFAS 123(R) requires management to estimate the fair value of share-based awards on the date of grant using an option-pricing model, where applicable. Changes in these estimates could have a material impact on our compensation expense.

Severance Pay

The liability of our Israeli subsidiaries for severance pay is calculated pursuant to Israel's Severance Pay Law based on the most recent salary of Israeli employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. This liability is fully provided for by monthly deposits into severance pay funds, insurance policies and by an accrual. The value of these policies is recorded as an asset on our balance sheet. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel's Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrender value of these policies, and includes immaterial profits.

Recent Developments

None.

Consolidated Results of Operations

The following table sets forth the items in our consolidated statement of operations as a percentage of revenues for the periods presented.

	Year ended December, 31		
	2004	2005	2006
Revenues	100.0%	100.0%	100.0%
Cost of revenues	69.5	71.4	72.1
Gross profit	30.5	28.6	27.9
Operating expenses:			
Selling and marketing	8.4	7.5	7.4
General and administrative	15.1	14.2	13.3
Total operating expenses	23.6	21.7	20.8
Operating income	6.9	6.9	7.1
Financial expenses, net	(1.1)	(0.4)	(0.3)
Other income (expenses), net	(0.0)	(0.1)	1.1
Income before taxes on income	5.7	6.4	7.9
Taxes on income	0.8	0.9	1.7
Equity in losses and gain from disposal of an affiliate	(0.2)	0.0	0.0
Minority interests in losses (earnings) of a subsidiary	(0.1)	0.0	—
Income before extraordinary item	4.7	5.5	6.3
Extraordinary income, net of taxes	—	0.1	—
Net income	4.7	5.6	6.3

2006 Compared to 2005

The following table summarizes certain line items from our consolidated statement of operations (dollars in thousands):

	Year ended December 31,		Increase (Decrease)	
	2005	2006	$	%
Revenues	$385,436	$474,318	88,882	23.1
Cost of revenues	275,233	342,104	66,871	24.3
Gross profit	$110,203	$132,214	22,011	20.0
Gross margin	28.6%	27.9%		

Revenues

Our revenues increased from $385.4 million in 2005 to $474.3 million in 2006, representing an increase of $88.9 million, or 23.1%. Approximately $54.0 million this increase was attributable to acquisitions, a significant portion of which was due to post-acquisition growth resulting from synergies with Ness. Of the $88.9 million increase in revenues, $31.6 million represents growth in outsourcing and offshore engagements and $57.3 million represents growth in our other offerings, comprised of system integration and application development, software and consulting, and quality assurance and training. Revenues from outsourcing and offshore services increased as a result of volume growth due to our sales initiatives related to these offerings, including the hiring of key personnel and aligning of our organizational structure. There was no significant change in our billing rates, or prices, from 2005 to 2006. We expect our revenues to grow in 2007 due to continued expansion into North American and European

markets in key verticals, including through acquisitions, and the securing of contracts from new and existing clients.

Cost of revenues

Our cost of revenues, including salaries, wages and other direct and indirect costs, increased from $275.2 million in 2005 to $342.1 million in 2006, representing an increase of $66.6 million, or 24.2 %. Approximately $38.1 million of this increase was attributable to acquisitions, a significant portion of which was due to growth in our delivery staff needed to support post-acquisition revenue growth resulting from synergies with Ness, and $28.0 million was due to normal growth in our delivery staff needed to support our increased revenues. In 2007, we expect our cost of revenues to increase, primarily due to an increase in the number of IT professionals needed to support our expected revenue growth. In addition, our cost of revenues will likely increase due to increases in salaries, especially in India, where there is strong demand for experienced IT professionals.

Gross Profit

Our gross profit (revenues less cost of revenues) increased from $110.2 million in 2005 to $132.2 million in 2006, representing an increase of $22.0 million, or 20.0%. The increase was primarily due to our increase in revenues. Approximately $16.4 million of the increase was attributable to acquisitions, a significant portion of which was due to post-acquisition revenue growth resulting from synergies with Ness, and $5.6 million was related to our other revenue growth. Gross margin for 2006 was 27.9%, compared to 28.6% in 2005. This decrease in gross margin was mainly due to reorganization expenses in the fourth quarter of 2006, mostly in our 'Other' segment, representing approximately $2.6 million. In 2007, we expect that gross profit will increase as a result of our anticipated revenue growth, while gross margin will remain relatively constant.

The following table summarizes certain line items from our consolidated statement of operations (dollars in thousands):

	Year ended December 31,		Increase (Decrease)	
	2005	2006	$	%
Selling and marketing	$29,033	$35,315	6,282	21.6
General and administrative	54,730	63,288	8,558	15.6
Total operating expenses	83,763	98,603	14,840	17.7
Operating income	$26,440	$33,611	7,171	27.1

Selling and marketing

Selling and marketing expenses increased from $29.0 million in 2005 to $35.3 million in 2006, representing an increase of $6.3 million, or 21.6%. This increase was due primarily to the inclusion of marketing and sales expenses from our acquisitions, representing $4.9 million, and amortization of backlog and customer relations related to acquisitions, representing $2.3 million. In 2007, we expect selling and marketing expenses to increase to support growth in new vertical markets and regions as well as to enhance our brand recognition. Selling and marketing expenses are expected to decrease as a percentage of revenues in 2007.

General and administrative

General and administrative expenses increased from $54.7 million in 2005 to $63.3 million in 2006, representing an increase of $8.6 million, or 15.6%. This increase was due primarily to our acquisitions, representing $3.5 million, the rollout of long-term retention programs and bonuses, representing $2.4 million, and general and administrative expenses associated with the reorganization of our Ness Israel segment, representing $1.0 million, offset by lower stock-based compensation expenses, representing $1.4 million. In 2007, we expect our general and administrative expenses to increase to support our anticipated revenue growth. In addition, we expect a higher level of general and administrative costs in the first half of 2007, attributable to the transitions of our Chief Executive Officer and Chief Financial Officer. General and administrative expenses are expected to decrease as a percentage of revenues in 2007, assuming no provision is required in 2007 in relation to the disputed contract described in "Item 3—Legal Proceedings."

Operating Income

Operating income increased from $26.4 million in 2005 to $33.6 million in 2006, representing an increase of $7.2 million, or 27.1%. The major factors contributing to this increase were the growth in operating income of our Managed Strategic Services, Technologies & Services Group, Ness Israel, Ness Europe and Other segments, representing $1.7 million, $1.3 million, $1.0 million, $0.4 million and $2.0 million, respectively, and a decrease in unallocated expenses, representing $0.7 million. See also "—Results by Business Segment."

The following table summarizes certain line items from our consolidated statement of operations (dollars in thousands):

	Year ended December 31,		Increase (Decrease)	
	2005	2006	$	%
Operating income	$26,440	$33,611	7,171	27.1
Financial expenses, net	(1,521)	(1,280)	241	(15.8)
Other income (expenses), net	(243)	5,349	5,592	N/A
Income before taxes on income	24,676	37,680	13,004	52.7
Taxes on income	3,518	8,035	4,517	128.4
Equity in losses and gain from disposal of an affiliate	(65)	168	233	N/A
Minority interests in losses of a subsidiary	101	—	(101)	(100.0)
Income before extraordinary item	21,194	29,813	8,619	40.7
Extraordinary income, net of taxes	495	—	(495)	(100.0)
Net income	$21,689	$29,813	8,124	37.5

Financial expenses, net

Financial expenses, net, decreased from $1.5 million in 2005 to $1.3 million in 2006, representing a decrease of $0.2 million, or 15.8%. The decrease occurred despite the significant decrease in average net cash from $43.3 million to $14.9 million, as a result of improved cash management, repayment of relatively expensive loans and effective hedging of foreign currencies. For 2007, we expect financial expenses to remain relatively low.

Other income (expenses), net

Other income (expenses), net, changed from expenses of $0.2 million in 2005 to income of $5.3 in 2006. This increase was primarily due to a one-time gain from the sale of our non-controlling interest in the company dbMotion, net of related expenses, representing $5.0 million, and consideration received for a third party transaction, representing $0.4 million, net of expenses.

Taxes on income

Our taxes on income increased from $3.5 million in 2005 to $8.0 million in 2006, representing an increase of $4.5 million, or 128%. This increase was primarily attributable to the increase in our income before taxes, representing $1.9 million, of which taxes on the gain we realized in the sale of our interest in dbMotion represented $1.2 million, and an increase in income before taxes from geographies with higher tax rates, including tax expenses related to prior years, together representing $2.6 million. We do not expect our effective tax rate in 2007 to change significantly from our 2006 effective tax rate.

Equity in losses and gain from disposal of an affiliate

Equity in losses and gain from disposal of an affiliate increased from a loss of $0.1 million in 2005 to a gain of $0.2 million in 2006. The change was primarily attributable to a gain realized in the disposal in the fourth quarter of 2006 of our affiliate, Ness Matach, representing $0.3 million.

Minority interests in losses of a subsidiary

Minority interests in losses of a subsidiary changed from losses of $0.1 million in 2005 to zero in 2006. This change was not significant.

Extraordinary income, net of taxes

Extraordinary income, net of taxes, changed from $0.5 million in 2005 to zero in 2006. In 2001, when we acquired certain assets and assumed certain liabilities of Blueflame, Inc., we recorded a long-term liability of $0.8 million in respect of a contingent promissory note associated with the acquisition, which we later classified into current liabilities on December 31, 2004. On December 31, 2005, the contingent liability ended, at which time we reversed the liability and recorded it as extraordinary item in the statement of income, net of taxes, representing $0.5 million. There was no corresponding extraordinary income in 2006.

Net Income

Net income increased from $21.7 million in 2005 to $29.8 million in 2006, representing an increase of $8.1 million, or 37.5%. The increase in net income was due primarily to our increase in operating income of $7.2 million, our increase in other income (expenses), net, of $5.6 million, partially offset by our increase in taxes on income of $4.5 million and our decrease in extraordinary income, net of taxes, of $0.5 million.

2005 Compared to 2004

The following table summarizes certain line items from our consolidated statement of operations (dollars in thousands):

	Year ended December 31,		Increase (Decrease)	
	2004	2005	$	%
Revenues	$304,525	$385,436	80,911	26.6
Cost of revenues	211,725	275,233	63,508	30.0
Gross profit	$ 92,800	$110,203	17,403	18.8
Gross margin	30.5%	28.6%		

Revenues

Our revenues increased from $304.5 million in 2004 to $385.4 million in 2005, representing an increase of $80.9 million, or 26.6%. The increase was primarily due to growth in outsourcing and offshore engagements, representing $27.9 million, and growth in our other offerings, comprised of system integration and application development, software and consulting, and quality assurance and training, representing $53.1 million. Revenues from outsourcing and offshore services increased as a result of volume growth due to our sales initiatives related to these offerings, including the hiring of key personnel and aligning of our organizational structure, and expansion into geographical areas in which we currently do business but previously had not offered outsourcing and offshore services. There was no significant change in our billing rates, or prices, from 2004 to 2005.

Cost of revenues

Our cost of revenues, including salaries, wages and other direct and indirect costs, increased from $211.7 million in 2004 to $275.2 million in 2005, representing an increase of $63.5 million, or 30.0 %. The increase was attributable to growth in our delivery staff needed to support our increased revenues.

Gross Profit

Our gross profit (revenues less cost of revenues) increased from $92.8 million in 2004 to $110.2 million in 2005, representing an increase of $17.4 million, or 18.8%. The increase was primarily related to our increase in revenues, representing $24.7 million, offset by a decrease in our gross margin, representing approximately ($7.3) million. Gross margin for 2005 was 28.6%, compared to 30.5% in 2004. The decrease in gross margin resulted primarily from an increase in our use of subcontractors and vendors in the first quarter in order to meet certain delivery commitments and from a significant component of lower gross margin hardware resale business in our 2005 Eastern Europe acquisitions.

The following table summarizes certain line items from our consolidated statement of operations (dollars in thousands):

	Year ended December 31,		Increase (Decrease)	
	2004	2005	$	%
Selling and marketing	$25,706	$29,033	3,327	12.9
General and administrative	46,042	54,730	8,688	18.9
Total operating expenses	71,748	83,763	12,015	16.7
Operating income	$21,052	$26,440	5,388	25.6

Selling and marketing

Selling and marketing expenses increased from $25.7 million in 2004 to $29.0 million in 2005, representing an increase of $3.3 million, or 12.9%. This increase was due primarily to the inclusion of marketing and sales expenses from our acquisitions in Eastern Europe in 2005, representing $1.2 million, an increase in marketing expenses needed to enhance our brand recognition and to support our revenue growth, representing $1.0 million, and increases in our sales commissions and other sales expenses of $1.1 million.

General and administrative

General and administrative expenses increased from $46.0 million in 2004 to $54.7 million in 2005, representing an increase of $8.7 million, or 18.9%. This increase was due primarily to increased general and administrative expenses necessary to support our revenue growth, including the general and administrative expenses of our second quarter acquisitions, together representing $4.7 million, certain additional expenses associated with being a public company including implementation of compliance measures required by the Sarbanes-Oxley Act, representing $2.4 million, and stock-based compensation expenses of $1.9 million in respect of redeemable options, as described in Note 14(b)9 to our Consolidated Financial Statements.

The following table summarizes certain line items from our consolidated statement of operations (dollars in thousands):

	Year ended December 31,		Increase (Decrease)	
	2004	2005	$	%
Operating income	$21,052	$26,440	5,388	25.6
Financial expenses, net	(3,461)	(1,521)	1,940	(56.1)
Other expenses, net	(91)	(243)	(152)	167.0
Income before taxes on income	17,500	24,676	7,176	41.0
Taxes on income	2,320	3,518	1,198	51.7
Equity in net losses of affiliates	(647)	(65)	582	(89.9)
Minority interests in losses (earnings) of a subsidiary	(156)	101	257	N/A
Income before extraordinary item	14,377	21,194	6,817	47.4
Extraordinary income, net of taxes	—	495	495	N/A
Net income	$14,377	$21,689	7,312	50.9

Financial expenses, net

Financial expenses, net, decreased from $3.5 million in 2004 to $1.5 million in 2005, representing a decrease of $1.9 million, or 56.1%. The decrease was due primarily to investment income from the proceeds of our initial public offering and reduced debt service expenses following our reduction of net long-term debt in the fourth quarter of 2004 and subsequently. In 2005, we replaced high rate loans, increased the return on our deposits and entered into certain forward foreign currency exchange contracts to hedge our exposure against foreign currencies which differ from the local functional currencies.

Other expenses, net

Other expenses, net, changed from $0.1 million in 2004 to $0.2 in 2005. This change was not significant.

Taxes on income

Our taxes on income increased from $2.3 million in 2004 to $3.5 million in 2005, representing an increase of $1.2 million, or 51.7%. This increase was attributable to the increase in our income before taxes, representing $1.9 million, offset by a tax benefit attributable to our stock-based compensation expense, representing ($0.7) million.

Equity in net losses of affiliates

Equity in net losses of affiliates decreased from $0.6 million for 2004 to $0.1 million in 2005. This decrease was due to a capital loss recorded in 2004 which related to our reduced ownership of our affiliate, Ness ISI (now known as dbMotion Ltd.), with no equivalent amount in 2005. Following the January 1, 2004 issuance of preferred shares by Ness ISI that reduced our share ownership to a non-controlling interest, we no longer consolidate Ness ISI's results in our financial statements.

Minority interests in losses (earnings) of a subsidiary

Minority interests in losses (earnings) of a subsidiary changed from earnings of $0.2 million in 2004 to losses of $0.1 million in 2005. This change was not significant.

Extraordinary income, net of taxes

In 2001, when we acquired certain assets and assumed certain liabilities of Blueflame, Inc., we recorded a long-term liability of $0.8 million in respect of a contingent promissory note associated with the acquisition, which we later classified into current liabilities on December 31, 2004. On December 31, 2005, the contingent liability ended, at which time we reversed the liability and recorded it as extraordinary item in the statement of income, net of taxes, representing $0.5 million.

Net Income

Net income increased from $14.4 million in 2004 to $21.7 million in 2005, representing an increase of $7.3 million, or 50.9%. The increase in net income was due primarily to our increase in operating income of $5.4 million, our decrease in financial expenses of $1.9 million, our decrease in equity in net losses of affiliates of $0.6 million and our extraordinary income, net of taxes, of $0.5 million, partially offset by the increase in our taxes on income of $1.2 million. The increase in our operating income was itself offset by an increase in stock-based compensation of $1.9 million.

Quarterly Results of Operations

The following table presents our unaudited quarterly results of operations for the eight quarters in the period ended December 31, 2006. You should read the following table together with the consolidated financial statements and related notes contained elsewhere in this report. We have prepared the unaudited information on the same basis as our audited consolidated financial statements. This table includes normal recurring adjustments that we consider necessary for fair presentation of our financial position and operating results for the quarters presented. Operating results for any quarter are not necessarily indicative of results for any future quarters or for a full year.

	Three months ended							
	Mar 31, 2005	Jun 30, 2005	Sep 30, 2005	Dec 31, 2005	Mar 31, 2006	Jun 30, 2006	Sep 30, 2006	Dec 31, 2006
	(unaudited) (dollars in thousands)							
Revenues	$88,405	$94,218	$97,719	$105,094	$107,042	$116,614	$119,135	$131,527
Cost of revenues	62,577	68,046	69,628	74,980	75,716	83,981	85,095	97,312
Gross profit	25,828	26,172	28,091	30,114	31,326	32,633	34,040	34,215
Operating expenses:								
Selling and marketing	7,031	7,002	7,081	7,919	8,491	8,733	8,391	9,700
General and administrative	12,942	14,252	13,344	14,192	14,930	16,426	15,489	16,443
Total operating expenses	19,973	21,254	20,425	22,111	23,421	25,159	23,880	26,143
Operating income	5,855	4,917	7,666	8,003	7,905	7,474	10,160	8,072
Financial expenses, net	(420)	(494)	(383)	(224)	(61)	(577)	(492)	(150)
Other income (expenses), net	(6)	10	(14)	(232)	(39)	483	(8)	4,913
Income before taxes on income	5,429	4,433	7,269	7,547	7,805	7,380	9,660	12,835
Taxes on income	602	423	1,252	1,241	1,468	1,340	1,709	3,518
Equity in losses and gain from disposal of an affiliate	(2)	(27)	—	(37)	—	(90)	(13)	271
Minority interests in losses of a subsidiary	101	—	—	—	—	—	—	—
Income before extraordinary item	4,926	3,983	6,017	6,269	6,337	5,950	7,938	9,588
Extraordinary income, net of taxes	—	—	—	495	—	—	—	—
Net income	$ 4,926	$ 3,983	$ 6,017	$ 6,764	$ 6,337	$ 5,950	$ 7,938	$ 9,588

Results by Business Segment

Our segment information has been prepared in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." Operating segments are defined as components of an enterprise engaging in business activities about which separate financial information is available that is evaluated regularly by our chief operating decision-maker in deciding how to allocate resources and assess performance.

On January 1, 2006, we completed the reorganization of our operations into operating segments. Our chief operating decision-maker is our chief executive officer, who evaluates our performance and allocates resources based on segment revenues and operating profit.

Our operating segments are:

1. **Managed Strategic Services**, which includes India-based offshore services as well as system integration and application development and consulting services. Verticals served by this segment are: independent software vendors, life sciences and healthcare and others.
2. **Technologies & Systems Group**, which includes system integration and application development, real-time systems development, consulting and outsourcing services for the defense, government and homeland security vertical, as well as systems for the telecommunications vertical.
3. **Ness Europe**, which includes system integration and application development, outsourcing and software and consulting for Eastern European and Western European customers, including near-

shore services from Eastern Europe for Western European customers. Verticals served by this segment are: telecommunications and utilities, financial services and others.

4. **Ness Israel**, which includes system integration and application development, outsourcing, software and consulting and quality assurance and training for customers in Israel within the following verticals: financial services, government, life sciences and healthcare, manufacturing, retail, transportation and others.

5. **Other**, which comprises operations representing, individually, less than 10% of our consolidated revenues and operating profit. These include our operations in the United Kingdom and Asia Pacific as well as the recently acquired Ness Innovative Business Services (formerly Innova) and NessPRO Spain (formerly Selesta España).

Segment operating profit is defined as income from operations excluding unallocated headquarters costs. Expenses included in segment operating profit consist principally of direct selling, general, administrative and delivery costs. Certain general and administrative expenses and a portion of depreciation and amortization are not specifically allocated to specific segments as management believes they are not directly attributable to any specific segment. Accordingly, these expenses are categorized as "Unallocated Expenses" and adjusted against our total income from operations. Additionally, our management has determined that it is not practical to allocate certain identifiable assets by segment, when such assets are used interchangeably among the segments.

The table below presents financial information for our five reportable segments (dollars in thousands). Prior period data is presented on a pro forma basis, as we were not organized into SFAS No. 131 operating segments at that time.

	Year ended December 31,		
	2004	2005	2006
Segment Data:			
Revenues:			
Managed Strategic Services (MSS)	$ 73,229	$ 80,544	$ 80,597
Technologies & Systems Group (TSG)	37,047	44,200	56,391
Ness Europe	25,294	63,554	88,223
Ness Israel	143,453	168,234	190,009
Other	25,502	28,904	59,098
	$304,525	$385,436	$474,318
Operating Income (Loss):			
Managed Strategic Services (MSS)	$ 6,825	$ 7,927	$ 9,645
Technologies & Systems Group (TSG)	3,980	5,617	6,929
Ness Europe	2,472	8,051	8,472
Ness Israel	12,019	13,148	14,154
Other	(130)	(403)	1,627
Unallocated Expenses	(4,114)	(7,900)	(7,216)
	$ 21,052	$ 26,440	$ 33,611

Liquidity and Capital Resources

Overview

As of December 31, 2006, we had cash, cash equivalents and short-term bank deposits of $48.7 million compared to $73.1 million as of December 31, 2005. The funds held at locations outside of the United States are for future operating expenses and capital expenditures, and we have no intention of repatriating

those funds. We are not, however, restricted in repatriating those funds back to the United States, if necessary. While we expect that cash generated by our non-U.S. subsidiaries will be reinvested in their respective geographies to support expansion of our business, to the extent that funds were remitted to the United States in the form of dividend payments, those payments may be subject to withholding taxes in their respective countries, and would be subject to tax in the United States.

Cash Flows

The following table summarizes our cash flows for the periods presented (dollars in thousands):

	Year ended December 31,	
	2005	2006
Net cash provided by operating activities	$ 6,801	$ 4,245
Net cash provided by (used in) investing activities	(60,594)	2,140
Net cash provided by (used in) financing activities	(9,860)	5,083
Effect of exchange rate changes on cash and cash equivalents	(6,997)	1,628
Increase (decrease) in cash and cash equivalents	(70,650)	13,096
Cash and cash equivalents at the beginning of the period	104,229	33,579
Cash and cash equivalents at the end of the period	$ 33,579	$46,675

2006 compared to 2005

Net cash provided by operating activities was $4.2 million in 2006, compared to $6.8 million in 2005. The major contributing factors were tax payments in 2006 to the Israeli Tax Authority related to prior periods of $10.5 million, offset by an increase in our net income of $8.1 million, which is net of the gain on the sale of an investment that was included in investing activities, representing $5.0 million, excess tax benefit related to exercise of options that was classified in financing activities rather than operating activities, in accordance with SFAS 123(R), representing $2.3 million, and an increase in depreciation and amortization of $4.4 million.

Net cash provided by investing activities was $2.1 million in 2006, compared with net cash used of $60.6 million in 2005. The major factors contributing to the change were the sale of short-term bank deposits, sale of investment at cost and sale of marketable securities, together representing $84.9 million, offset by payments in respect of the acquisitions we made during 2006, net of cash acquired, of $28.6 million versus $10.2 million in 2005.

Net cash provided by financing activities was $5.1 million in 2006, compared with net cash used of $9.9 million in 2005. The change was primarily due to an increase in the exercise of options, representing $20.6 million, offset by repayment of short-term and long-term loans, representing $8.0 million.

The effect of exchange rate changes on cash and cash equivalents was $1.6 million in 2006, compared to ($7.0) million in 2005. The change was primarily due to long-term inter-company balances, representing $4.9 million.

Long-term and Short-term Debt

At December 31, 2006, we had aggregate short-term and long-term bank borrowings of $10.5 million, consisting of various notes denominated in dollars and NIS (linked to index) with interest rates ranging from approximately 6.5% to 7.5% and a weighted average interest rate of approximately 7.12%, with maturities of one to two years. These aggregate bank borrowings included $5.0 million from Israel Discount Bank, with interest rates of approximately 6.5% to 7.5% and maturities of one to two years; and $0.8 million from two other lenders, in amounts ranging from $0.3 million to $0.5 million, with interest rates of approximately 6.5% to 6.7% and maturities of up to one year.

Anticipated Capital Expenditures

Our only material indebtedness is amounts owed by Ness A.T. Ltd., one of our subsidiaries, to Israel Discount Bank. The relevant debt instruments contain customary restrictive covenants relating to the borrower, including the following:

- a negative pledge;
- stockholders' equity must not be less than 30% of its total assets; and
- limitations on merging or transferring assets.

As of December 31, 2006, we are in compliance and expect to remain in compliance with all of our covenants. Our failure to comply with these covenants could lead to an event of default under the agreements governing some or all of the indebtedness, permitting the applicable lender to accelerate all borrowings under the applicable agreement, and to foreclose on any collateral.

Anticipated Needs

We intend to fund future growth through future cash flow from operations, available bank borrowings and the remaining net proceeds of our initial public offering. We believe the remaining balance of the proceeds of our initial public offering, together with borrowings and future cash flow from operations, will be sufficient to fund continuing operations for the foreseeable future. In order to achieve our strategic business objectives, we may be required to seek additional financing. For example, future acquisitions may require additional equity and/or debt financing. In addition, we may require further capital to continue to enhance our infrastructure and for working capital purposes. These financings may not be available on acceptable terms, or at all.

Off-Balance Sheet Arrangements

We do not have any significant off-balance sheet arrangements, investments in special purpose entities or undisclosed borrowings or debt. In addition, we have not entered into any derivative contracts or any synthetic leases.

Contractual Obligations

Our major outstanding contractual obligations related to our long-term debt, operating leases and accrued severance pay. We have summarized in the table below our fixed contractual cash obligations for long-term debt and operating leases as of December 31, 2006 (dollars in thousands):

	Total	Less than 1 year	1-3 years	More than 3 years
Long-term debt	$ 6,981	$ 4,420	$ 2,561	$ —
Interest payments (1)	580	370	210	—
Operating leases	72,978	21,740	30,416	17,822
Total	$80,539	$26,530	$33,187	$17,822

(1) Amount represents interest on fixed rate debt.

Our obligation for accrued severance pay under Israel's Severance Pay Law as of December 31, 2006 was $46.6 million, of which $42.1 million was funded through deposits into severance pay funds, leaving a net obligation of $4.5 million.

Recently Issued Accounting Pronouncements

In February 2007, the FASB issued Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SFAS 159 permits companies to choose to measure certain

financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS 159 is effective for companies beginning in the first quarter of fiscal year 2008, although earlier adoption is permitted. We are currently evaluating the effect that the application of SFAS 159 will have on our consolidated results of operations and financial condition.

In September 2006, the FASB issued Statement No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements. SFAS 157 will be effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We are currently evaluating the effect that the application of SFAS 157 will have on our consolidated results of operations and financial condition.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, "Financial Statements—Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 requires companies to quantify the impact of all correcting misstatements, including both the carryover and reversing effects of prior year misstatements, on the current year financial statements. SAB 108 is effective for fiscal years ending after November 15, 2006. The adoption of SAB 108 did not have a material effect on our financial statements.

In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," ("FIN 48"). FIN 48 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FIN 48, a company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. FIN 48 also provides guidance on derecognizing, classification, interest and penalties on income taxes, accounting in interim periods, and requires increased disclosures. The provisions of FIN 48 are effective beginning January 1, 2007. We are currently in the process of assessing the impact the adoption of FIN 48 will have on our financial statements.

Item 7A. Quantitative and Qualitative Disclosure about Market Risk

We do not engage in trading market-risk instruments or purchase hedging or "other than trading" instruments that are likely to expose us to market risk, whether interest rate, commodity price or equity price risk. We have not purchased options or entered into swaps or forward or futures contracts and do not use derivative financial instruments for speculative trading purposes.

We have direct operations in 16 different countries and commercial relationships in many other parts of the world. Our foreign operations contract with clients in their applicable local currencies or dollars. As a result, we are subject to adverse movements in foreign currency exchange rates in those countries where we conduct business. In order to minimize the effect of such movements, we entered into certain forward foreign currency exchange contracts to hedge our exposure against foreign currencies which differ from the local functional currencies, beginning in the second quarter of 2006. In the future, we may enter into additional forward foreign currency exchange or other derivatives contracts to further hedge our exposure to foreign currency exchange rates.

In the future, we may be subject to interest rate risk on our investments, which would affect their carrying value.

Item 8. Financial Statements and Supplementary Data

See the index included on page F-1, Index to Consolidated Financial Statements.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, our chief executive officer and chief financial officer evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended). Based on their evaluation of our disclosure controls and procedures, our chief executive officer and chief financial officer, with the participation of our management, have concluded that our disclosure controls and procedures are effectively designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and are operating in an effective manner.

It should be noted that any system of controls, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system are met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events. Given these and other inherent limitations of control systems, there is only reasonable assurance that our controls will succeed in achieving their stated goals under all potential future conditions.

Management's Report On Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2006 based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As permitted, we have excluded from our evaluation the 2006 acquisitions of Olas Software Solutions, Inc., d/b/a Innova Solutions, and Selesta España, which are included in our 2006 Consolidated Financial Statements, and which in the aggregate represented 3.5% of consolidated total assets and 1.6% of consolidated shareholders' equity as of December 31, 2006, and 6.9% of consolidated net revenues and 13.4% of consolidated net income for the year ended December 31, 2006. Based on that evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2006.

Management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 has been audited by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm, as stated in their report immediately following.

Report Of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Ness Technologies, Inc.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Ness Technologies, Inc. maintained effective internal

control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Ness Technologies, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management's Report On Internal Control Over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Olas Software Solutions, Inc., d/b/a Innova Solutions, and Selesta España, which are included in the 2006 consolidated financial statements of Ness Technologies, Inc. and which constituted, in aggregate, 3.5% of total assets and 1.6% of shareholders' equity as of December 31, 2006, and 6.9% of revenues and 13.4% of net income for the year then ended. Our audit of internal control over financial reporting of Ness Technologies, Inc. also did not include an evaluation of the internal control over financial reporting of Olas Software Solutions, Inc., d/b/a Innova Solutions, and Selesta España.

In our opinion, management's assessment that Ness Technologies, Inc. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Ness Technologies, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Ness Technologies, Inc. as of December 31, 2005 and 2006, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2006 of Ness Technologies, Inc. and our report dated March 14, 2007 expressed an unqualified opinion thereon.

Tel Aviv, Israel
March 14, 2007

Kost Forer Gabay & Kasierer
A MEMBER OF ERNST & YOUNG GLOBAL

Changes in Internal Control

As of the end of the period covered by this report, there were no significant changes in our internal controls over financial reporting or in other factors that could significantly affect these controls.

Item 9B. Other Information

Raviv Zoller has waived his minimum bonus for the year 2006. On March 12, 2007, we entered into a Separation and Release agreement with Mr. Zoller, who had previously announced his intention to resign from the position of president and chief executive officer. Under the terms of the agreement, Mr. Zoller will provide consulting services as requested by us through September 15, 2007 and will continue to serve as a member of the board of directors until at least the 2007 meeting of shareholders, unless otherwise agreed in writing. Mr. Zoller will vacate his office as president and chief executive officer on March 16, 2007. According to the terms of Mr. Zoller's employment agreement and this agreement, he will continue to receive his salary, benefits and minimum bonus until March 15, 2008; and he will receive a one-time payment equal to $750,000 upon the earlier of September 15, 2007 and the date on which his board membership terminates. In consideration of these benefits, Mr. Zoller's non-competition term is extended by an additional 12 months and he releases us from any claims other than those that would result from our breach of this agreement. In addition, Mr. Zoller is entitled to a special bonus of $125,000 for his role in a recent knowledge transfer transaction in our TSG segment.

On March 12, 2007, we entered into an employment agreement with Issachar (Sachi) Gerlitz. Mr. Gerlitz began his employment on January 8, 2007 and, beginning on March 16, 2007, he will serve as our president and chief executive officer, or CEO. The current term of the agreement expires on December 31, 2009 but is automatically extended for successive one-year periods, unless terminated by either party giving written notice no later than six months prior to the expiration of the then existing term. Mr. Gerlitz's annual base salary, which is denominated in New Israeli Shekels, or NIS, is approximately $327,000, based on the dollar to NIS exchange rate of March 1, 2007. Mr. Gerlitz will receive a sign-on bonus equivalent to $175,000 upon completion of seven months as CEO and he is eligible to receive an annual bonus, as of January 1, 2008, of up to $250,000 with a minimum annual bonus, as of January 1, 2008, of $125,000. We may terminate the agreement by providing Mr. Gerlitz with six months of prior written notice during his first year of employment, nine months in his second year or twelve months in his third year and thereafter. Mr. Gerlitz may terminate the agreement by providing us with six months of prior written notice. However, we may terminate Mr. Gerlitz for cause immediately if he is convicted of committing a felony. Except for termination by us for serious misconduct, Mr. Gerlitz will be entitled to all amounts deposited in his favor in pension funds, including payments made for severance pay. The agreement also contains customary assignment of rights, confidentiality, non-competition and non-solicitation provisions. The non-competition and non-solicitation provisions apply during Mr. Gerlitz's employment and for one year thereafter. Mr. Gerlitz will be granted 250,000 stock options as soon as practicable with an exercise price equal to the closing price on the Nasdaq Stock Market on March 15, 2007. The options will vest in three equal parts over the next three years, and will expire on December 31, 2011. In the event of a change in control, the vesting dates of Mr. Gerlitz's unvested options will be

accelerated. In case of a change in control prior to December 31, 2008, Mr. Gerlitz will receive an additional cash payment equal to his gain on any options vested at the time of the event.

On March 12, 2007, we entered into an employment agreement with Ofer Segev. Mr. Segev began his employment on March 1, 2007 and, beginning on April 1, 2007, he will serve as our chief financial officer and executive vice president. The current term of the agreement expires on December 31, 2009 but is automatically extended for successive one-year periods, unless terminated by either party giving written notice no later than six months prior to the expiration of the then existing term. Mr. Segev's annual base salary is $200,000, and he is also entitled to an annual bonus of up to $100,000 as determined by our chief executive officer, subject to the discretion of the Stock Option and Compensation Committee; which maximum may be increased to $200,000 in the second year of his employment. We may terminate the agreement by providing Mr. Segev with six months of prior written notice during his first year of employment or nine months in his second year and thereafter. Mr. Segev may terminate the agreement by providing us with six months of prior written notice. However, we may terminate Mr. Segev for cause immediately if he is convicted of committing a felony. Except for termination by us for serious misconduct, Mr. Segev will be entitled to all amounts deposited in his favor in pension funds, including payments made for severance pay. The agreement also contains customary assignment of rights, confidentiality, non-competition and non-solicitation provisions. The non-competition and non-solicitation provisions apply during Mr. Segev's employment and for one year thereafter. Mr. Segev will be granted 100,000 stock options as soon as practicable with an exercise price equal to the closing price on the Nasdaq Stock Market on March 15, 2007. The options will vest in three equal parts over the next three years, and will expire on December 31, 2011. In the event of a change in control, the vesting dates of Mr. Segev's unvested options will be accelerated.

On December 29, 2006, we entered into a revised and restated employment contract, effective January 1, 2007, with Ivan Hruška, the president of our Ness Europe segment. Mr. Hruška may be deemed to be an employee-at-will because his agreement does not specify a term of employment. Mr. Hruška's annual base salary, which is denominated in Slovak Koruna, or SKK, is approximately $314,000, based on the dollar to SKK exchange rate of January 1, 2007. In addition, based on achievement of certain goals relating to the performance of his business unit and the company, he is eligible to receive an annual bonus of up to approximately $209,000, based on the dollar to SKK exchange rate of January 1, 2007. Either party may terminate the agreement by giving six months prior written notice to the other party. The agreement also contains customary assignment of rights, confidentiality, non-competition and non-solicitation provisions. The non-competition and non-solicitation provisions apply during Mr. Hruška's employment and for six months and one year thereafter, respectively.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this item is incorporated by reference to our definitive proxy statement to be filed with the Securities and Exchange Commission not later than April 30, 2007 in connection with our annual meeting of stockholders (the "Proxy Statement") under the headings "Directors and Executive Officers," "Voting Securities and Principal Holders Thereof" and "Compensation of Directors and Executive Officers."

Item 11. Executive Compensation

The information required by this item is incorporated by reference to the Proxy Statement under the heading "Compensation of Directors and Executive Officers."

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item is incorporated by reference to the Proxy Statement under the heading "Voting Securities and Principal Holders Thereof."

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item is incorporated by reference to the Proxy Statement under the heading "Interest of Certain Persons in Matters to Be Acted Upon."

Item 14. Principal Accountant Fees and Services

The information required by this item is incorporated by reference to the Proxy Statement under the heading "Independent Public Accountants."

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) List of documents filed as part of this report:

1. Financial Statements as of December 31, 2005 and December 31, 2006 and for each of the three years in the period ended December 31, 2006 included in Part II of this Form 10-K:

Consolidated Balance Sheets

Consolidated Statements of Income

Consolidated Statements of Changes in Stockholders' Equity

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

2. Financial Statement Schedules:

None.

3. Exhibit Index

The following is a list of exhibits filed as part of this Form 10-K:

Exhibit Number	Description
*3.1	Amended and Restated Certificate of Incorporation of the Registrant.
*3.2	Amended and Restated Bylaws of the Registrant.
**4.1	Specimen Certificate for the Registrant's common stock.
**10.1	Registration Rights Agreement, dated as of March 26, 1999, among the Registrant and the other signatories listed therein.
**10.2	Registration Rights Agreement, dated as of May 13, 1999, between the Registrant and Velston Pte. Ltd.
**10.3	Second Amended and Restated Registration Rights Agreement, dated as of June 30, 2003, among the Registrant and the other signatories listed therein.
**10.4	Amendment to Second Amended and Restated Registration Rights Agreement, dated as of September 2, 2004, by and among the Registrant and the other signatories listed therein.
**10.5	Loan Agreement, dated as of July 29, 1999, between Israel Discount Bank Ltd. and Nesstech Advanced Technologies (1999) Ltd.
**10.6	Loan Agreement, dated as of July 29, 1999, between Bank Hapoalim B.M. and Nesstech Advanced Technologies (1999) Ltd.
+**10.7	Apar Holding Corp. Employees' Equity Plan.
+**10.8	Ness Technologies, Inc. 1999 Share Option Plan.
+**10.9	Ness Technologies, Inc. 2001 Stock Option Plan.
+**10.10	Ness Technologies, Inc. 2003 Israeli Share Option Plan.
+**10.11	Ness Technologies, Inc. 2003 Stock Option Plan.
+**10.12	Agreement, dated as of August 1, 1999, between the Registrant and Aharon Fogel.

Exhibit Number	Description
+**10.13	Amendment to Agreement, dated as of May 31, 2001, between the Registrant and Aharon Fogel.
+§§10.14	Amendment to Employment Agreement, effective as of May 8, 2006, between the Registrant and Aharon Fogel.
+**10.15	Amended and Restated Employment Agreement, effective as of June 1, 2001, between the Registrant, Raviv Zoller and Ness Technologies Israel Ltd.
+**10.16	Amendment to Amended and Restated Employment Agreement, effective as of January 1, 2004, between the Registrant, Raviv Zoller and Ness Technologies Israel Ltd.
+§10.17	Amendment to Employment Agreement, effective as of January 1, 2006, between the Registrant, Raviv Zoller and Ness Technologies Israel Ltd.
+10.18	Separation and Release Agreement, dated as of March 12, 2007, between the Registrant and Raviv Zoller.
+10.19	Employment Agreement, dated as of March 12, 2007, between the Registrant and Sachi Gerlitz.
+¶10.20	Employment Agreement, dated as of April 21, 2005, between the Registrant and Ytzhak Edelman.
+§10.21	Amendment to Employment Agreement, effective as of January 1, 2006, between the Registrant and Ytzhak Edelman.
+10.22	Employment Agreement, dated as of March 12, 2007, between the Registrant and Ofer Segev.
+**10.23	Special Personal Employment Agreement, dated as of December 12, 1995, between Advanced Technology Ltd. and Tuvia Feldman (English translation).
+**10.24	Addendum to Personal Employment Agreement, dated as of August 1, 1999, between Advanced Technology Ltd. and Tuvia Feldman (English translation).
+**10.25	Addendum to Personal Employment Agreement, dated as of August 23, 1999, between Advanced Technology Ltd. and Tuvia Feldman (English translation).
+**10.26	Employment Agreement Addendum, dated as of August 27, 2000, between the Registrant and Tuvia Feldman.
+**10.27	Summary of Meeting, dated May 3, 2001, between Raviv Zoller and Tuvia Feldman (English translation).
+§10.28	Amendment to Employment Agreement, effective as of March 1, 2006, between the Registrant and Tuvia Feldman.
+**10.29	Offer Letter, dated January 29, 2004, between the Registrant and Ivan Hruška.
+**10.30	Contract of Employment, effective as of March 1, 2004, between the Registrant and Ivan Hruška.
+10.31	Employment Contract, dated as of December 29, 2006, between NESS Slovensko, a.s. and Ivan Hruška.
+**10.32	Special Personal Employment Agreement, dated as of December 12, 1995, between Advanced Technology Ltd. and Yoram Michaelis (English translation).
+**10.33	Addendum to Personal Employment Agreement, dated as of August 1, 1999, between Advanced Technology Ltd. and Yoram Michaelis (English translation).

Exhibit Number	Description
+**10.34	Addendum to Personal Employment Agreement, dated as of August 23, 1999, between Advanced Technology Ltd. and Yoram Michaelis (English translation).
+¶¶10.35	Personal Employment Agreement, dated as of August 10, 2005, between Ness Technologies Holdings Ltd. and Shachar Efal (English translation)
+§10.36	Offer letter, dated as of December 1, 1999, from Apar Infotech Corporation to Shashank Samant.
+§10.37	Addendum to Employment Agreement, effective as of January 1, 2006, between Ness USA, Inc. and Shashank Samant.
**10.38	Form of Indemnification Agreement by and between the Registrant and its officers and directors.
**10.39	Stock Purchase Agreement, dated as of August 30, 2002, among the shareholders of APP Group CEE B.V. listed therein and the Registrant.
**10.40	Merger Agreement, dated as of May 12, 2003, among the Registrant, Ness Acquisition Corp., Apar Holding Corp. and the shareholders of Apar Holding Corp. listed therein.
14	Code of Business Conduct and Ethics.
21	Subsidiaries of the Registrant.
23.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.
**24	Powers of Attorney.
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Incorporated by reference to the Registrant's Registration Statement on Form S-4 (Commission File No. 333-120389), as amended, initially filed with the Commission on November 12, 2004.

** Incorporated by reference to the Registrant's Registration Statement on Form S-1 (Commission File No. 333-115260), as amended, initially filed with the Commission on May 7, 2004.

¶ Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005, filed with the commission on May 16, 2005.

¶¶ Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005, filed with the Commission on August 12, 2005.

§ Incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2005, filed with the Commission on March 15, 2006.

§§ Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006, filed with the Commission on August 10, 2006.

\+ Indicates those contracts that are management contracts or compensation plans or arrangements.

SIGNATURES

Pursuant to the requirements of section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Tel Aviv, State of Israel on the 14th day of March, 2007.

NESS TECHNOLOGIES, INC.
(Registrant)

By: /s/ RAVIV ZOLLER
Raviv Zoller
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Raviv Zoller and Ytzhak Edelman as his true and lawful attorney-in-fact, each acting alone, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments to this report, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact or their substitutes, each acting along, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ AHARON FOGEL Aharon Fogel	Chairman of the Board	March 14, 2007
/s/ RAVIV ZOLLER Raviv Zoller	President, Chief Executive Officer and Director (principal executive officer)	March 14, 2007
/s/ YTZHAK EDELMAN Ytzhak Edelman	Chief Financial Officer and deputy to the CEO (principal financial and accounting officer)	March 14, 2007
/s/ ISSACHAR GERLITZ Issachar Gerlitz	President and CEO Elect, Director	March 14, 2007
/s/ HENRY KRESSEL Dr. Henry Kressel	Director	March 14, 2007
/s/ MORRIS WOLFSON Morris Wolfson	Director	March 14, 2007
/s/ SATYAM C. CHERUKURI Dr. Satyam C. Cherukuri	Director	March 14, 2007
/s/ DAN S. SUESSKIND Dan S. Suesskind	Director	March 14, 2007
/s/ KENNETH A. PICKAR Dr. Kenneth A. Pickar	Director	March 14, 2007

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

	Page
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets	F-3
Consolidated Statements of Income	F-5
Consolidated Statements of Changes in Stockholders' Equity	F-6
Consolidated Statements of Cash Flows	F-9
Notes to Consolidated Financial Statements	F-12



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of

NESS TECHNOLOGIES, INC.

We have audited the accompanying consolidated balance sheets of Ness Technologies, Inc. (the "Company") and its subsidiaries as of December 31, 2005 and 2006, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2005 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting at December 31, 2006, based on criteria established in Internal Control—Integrated framework issued by the Committee of Sponsoring Organization of the Treadway Commission and our report dated March 14, 2007 expresses an unqualified opinion thereon.

Tel-Aviv, Israel
March 14, 2007

KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

NESS TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31, 2005	December 31, 2006
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 33,579	$ 46,675
Short-term bank deposits	39,561	2,027
Marketable securities	2,651	—
Trade receivables (net of allowance for doubtful accounts of $2,320 and $2,812 at December 31, 2005 and 2006, respectively)	99,097	134,999
Unbilled receivables	21,500	32,865
Other accounts receivable and prepaid expenses	13,417	14,033
Inventories and work in progress	2,506	177
Total current assets	212,311	230,776
LONG-TERM ASSETS:		
Long-term prepaid expenses and other assets	4,848	6,480
Investments at cost	381	1,193
Unbilled receivables	7,045	14,985
Deferred income taxes, net	5,271	7,529
Severance pay fund	35,845	42,321
Total long-term assets	53,390	72,508
PROPERTY AND EQUIPMENT, NET	21,308	28,279
INTANGIBLE ASSETS, NET	7,938	8,336
GOODWILL	159,421	201,718
Total assets	$454,368	$541,617

The accompanying notes are an integral part of the consolidated financial statements.

NESS TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and par value data)

	December 31, 2005	December 31, 2006
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Short-term bank credit	$ 21,011	$ 4,869
Current maturities of long-term debt	6,862	4,420
Trade payables	35,259	42,839
Advances from customers and deferred revenues	14,651	30,364
Other accounts payable and accrued expenses	75,810	76,128
Total current liabilities	153,593	158,620
LONG-TERM LIABILITIES:		
Long-term debt and other liabilities, net of current maturities	6,294	3,311
Excess of losses over investment in affiliate	257	—
Accrued severance pay	39,722	47,031
Total long-term liabilities	46,273	50,342
COMMITMENTS AND CONTINGENT LIABILITIES		
STOCKHOLDERS' EQUITY:		
Common stock of $0.01 par value—		
Authorized: 76,500,000 shares at December 31, 2005 and 2006; Issued and outstanding: 34,771,837 at December 31, 2005 and 38,638,682 at December 31, 2006	348	387
Additional paid-in capital	282,642	317,799
Accumulated other comprehensive loss	(13,559)	(415)
Retained earnings (accumulated deficit)	(14,929)	14,884
Total stockholders' equity	254,502	332,655
Total liabilities and stockholders' equity	$454,368	$541,617

The accompanying notes are an integral part of the consolidated financial statements.

NESS TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share data)

	Year ended December 31,		
	2004	2005	2006
Revenues	$304,525	$385,436	$474,318
Cost of revenues	211,725	275,233	342,104
Gross profit	92,800	110,203	132,214
Operating expenses:			
Selling and marketing	25,706	29,033	35,315
General and administrative	46,042	54,730	63,288
Total operating expenses	71,748	83,763	98,603
Operating income	21,052	26,440	33,611
Financial expenses, net	(3,461)	(1,521)	(1,280)
Gain on sale of cost investment	—	—	5,001
Other income (expenses), net	(91)	(243)	348
Income before taxes on income	17,500	24,676	37,680
Taxes on income	2,320	3,518	8,035
Equity in losses and gain from disposal of an affiliate	(647)	(65)	168
Minority interests in losses (earnings) of a subsidiary	(156)	101	—
Income before extraordinary item	14,377	21,194	29,813
Extraordinary income, net of taxes	—	495	—
Net income	$ 14,377	$ 21,689	$ 29,813
Allocation of undistributed earnings on Class B Convertible Preferred stock	$ (1,356)	$ —	$ —
Net income after allocation of undistributed earnings	$ 13,021	$ 21,689	$ 29,813
Earnings per share:			
Basic earnings per share	$ 0.58	$ 0.63	$ 0.83
Basic earnings per share from extraordinary income	$ —	$ 0.01	$ —
Basic earnings per share excluding extraordinary income	$ 0.58	$ 0.62	$ 0.83
Diluted earnings per share	$ 0.53	$ 0.61	$ 0.82
Diluted earnings per share from extraordinary income	$ —	$ 0.02	$ —
Diluted earnings per share excluding extraordinary income	$ 0.53	$ 0.59	$ 0.82

The accompanying notes are an integral part of the consolidated financial statements.

NESS TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

	Common stock		Class B Convertible Preferred stock		Class C Convertible Preferred stock		Additional paid-in capital	Deferred stock compensation	Accumulated other comprehensive Income (loss)	Accumulated deficit	Total comprehensive Income (loss)	Total Stockholders' Equity
	Stock	Amount	Stock	Amount	Stock	Amount						
Balance as of December 31, 2003	16,460,138	$164	4,676,986	$ 47	3,352,654	$ 34	$171,786	$(365)	$(4,111)	$(41,200)		$126,355
Initial Public Offering **)	16,114,115	162	(4,676,986)	(47)	(3,352,654)	(34)	99,061	—	—	(9,795)		89,347
Exercise of warrants granted to investors	175,078	2	—	—	—	—	—	—	—	—		2
Exercise of options granted to employees	23,247	—*)	—	—	—	—	41	—	—	—		41
Amortization of deferred stock compensation related to Ness GSG acquisition	—	—	—	—	—	—	—	213	—	—		213
Stock based compensation related to warrants granted to banks	—	—	—	—	—	—	45	—	—	—		45
Stock based compensation related to options extended to terminated employees	—	—	—	—	—	—	34	—	—	—		34
Comprehensive income:												—
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	2,117	—	$ 2,117	2,117
Unrealized losses on available-for-sale marketable securities, net of taxes	—	—	—	—	—	—	—	—	(51)	—	(51)	(51)
Net income	—	—	—	—	—	—	—	—	—	14,377	14,377	14,377
Total comprehensive income											$16,443	
Balance as of December 31, 2004	32,772,578	$328	—	$ —	—	$ —	$270,967	$(152)	$(2,045)	$(36,618)		$232,480

*) Represents an amount lower than $1.

**) Issuance of Common stock, conversion of Class B and Class C Convertible Preferred stock, conversion of undistributed earnings resulting from the cumulative accumulated dividend on Class B Preferred stock and issuance of additional Common stock as a result of an anti-dilution provision on Class C Preferred stock, net of issuance expenses in the amount of $10,296, in respect of the Company's initial public offering.

The accompanying notes are an integral part of the consolidated financial statements.

NESS TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

	Common stock		Additional paid-in capital	Deferred stock compensation	Accumulated other comprehensive Income (loss)	Accumulated deficit	Total comprehensive Income (loss)	Total Stockholders' Equity
	Stock	Amount						
Balance as of December 31, 2004	32,772,578	$328	$270,967	$(152)	$ (2,045)	$(36,618)		$232,480
Exercise of warrants granted to banks	8,561	—*)	—	—	—	—		—*)
Exercise of warrants granted to investors	326,871	3	95	—	—	—		98
Exercise of options granted to employees	1,314,206	13	9,704	—	—	—		9,717
Issuance of Common stock related to the acquisition of 14% of Ness USA	349,621	4	3,414	—	—	—		3,418
Amortization of deferred stock compensation related to Ness GSG acquisition	—	—	—	125	—	—		125
Stock based compensation related to warrants granted to banks	—	—	11	—	—	—		11
Stock based compensation related to options granted to employees	—	—	(1,522)	—	—	—		(1,522)
Comprehensive income:								
Foreign currency translation adjustments	—	—	—	—	(11,602)	—	$(11,602)	(11,602)
Unrealized losses on available-for-sale marketable securities, net of tax	—	—	—	—	(42)	—	(42)	(42)
Other-than-temporary decrease in fair value of available-for-sale marketable securities, net of taxes	—	—	—	—	130	—	130	130
Net income	—	—	—	—	—	21,689	21,689	21,689
Total comprehensive income							$ 10,175	
Balance as of December 31, 2005	34,771,837	$348	$282,669	$ (27)	$(13,559)	$(14,929)		$254,502
Unrealized losses on available-for-sale marketable securities, net of tax					$ (42)			
Accumulated foreign currency translation adjustment as of December 31, 2005					(13,517)			
Accumulated other comprehensive loss as of December 31, 2005					$(13,559)			

*) Represents an amount lower than $1.

NESS TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

	Common stock		Additional paid-in capital	Deferred stock compensation	Accumulated other comprehensive Income (loss)	Retained Earnings (Accumulated deficit)	Total comprehensive Income (loss)	Total Stockholders' Equity
	Stock	Amount						
Balance as of December 31, 2005	34,771,837	$ 348	$282,669	$ (27)	$ (13,559)	$(14,929)		$254,502
Reclassification of deferred stock compensation to additional-paid-in capital	—	—	(27)	27	—	—		—
Exercise of options granted to employees	3,866,845	39	30,363	—	—	—		30,402
Tax benefits related to exercise of stock options	—	—	2,343	—	—	—		2,343
Stock based compensation related to options granted to employees	—	—	583	—	—	—		583
Redeemable options	—	—	1,868	—	—	—		1,868
Comprehensive income:								
Foreign currency translation adjustments	—	—	—	—	13,103	—	$ 13,103	13,103
Realized losses on available-for-sale marketable securities, net of taxes	—	—	—	—	41	—	41	41
Net income	—	—	—	—	—	29,813	29,813	29,813
Total comprehensive income							$ 42,957	
Balance as of December 31, 2006	38,638,682	$ 387	$317,799	$ —	$ (415)	$ 14,884		$332,655
Unrealized losses on available-for-sale marketable securities, net of tax.					$ (1)			
Accumulated foreign currency translation adjustment as of December 31, 2006					(414)			
Accumulated other comprehensive loss as of December 31, 2006					$ (415)			

The accompanying notes are an integral part of the consolidated financial statements.

NESS TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,		
	2004	2005	2006
Cash flows from operating activities:			
Net income	$ 14,377	$ 21,689	$ 29,813
Adjustments required to reconcile net income to net cash provided by operating activities:			
Stock-based compensation-related expenses	292	2,111	583
Deferral of costs	(167)	(433)	—
Equity in losses and gain from disposal of an affiliate	647	65	(168)
Minority interests in earnings (losses) of a subsidiary	156	(101)	—
Currency fluctuation of long-term debt	131	2,772	116
Depreciation and amortization	5,117	7,767	12,161
Deferred income taxes, net	(610)	(3,016)	(730)
Loss on sale of property and equipment	108	556	198
Excess tax benefits related to exercise of options	—	—	(2,343)
Gain on sale of cost investment(c)	—	—	(5,001)
Realized gain on sale of marketable securities	(9)	(30)	(128)
Other than temporary decrease in fair value of available-for-sale marketable securities	—	186	—
Accrued interest on short-term bank deposits	—	(532)	—
Increase in trade receivables, net	(12,298)	(26,236)	(20,960)
Increase in unbilled receivables	(5,115)	(9,738)	(14,709)
Decrease (increase) in other accounts receivable and prepaid expenses	1,103	(544)	1,853
Decrease (increase) in inventories and work in progress	219	(1,145)	2,597
Increase in long-term prepaid expenses	(1,498)	(1,423)	(419)
Increase (decrease) in trade payables	848	2,986	(679)
Increase in advances from customers and deferred revenues	3,534	6,220	21,417
Increase in other long-term liability	—	—	749
Increase(decrease) in other accounts payable and accrued expenses	7,677	4,676	(20,560)
Increase in accrued severance pay, net	889	971	455
Net cash provided by operating activities	15,401	6,801	4,245
Cash flows from investing activities:			
Net cash paid for acquisitions of consolidated subsidiaries(a)	—	(10,206)	(23,401)
Cash in a subsidiary at the time it ceased being consolidated	(168)	—	—
Proceeds from sale of cost investment(c)	—	—	3,135
Additional payments in connection with acquisitions in prior periods	—	—	(5,162)
Acquisition of minority interest in a subsidiary(b)	—	(114)	—
Proceeds from maturity of short-term bank deposits	3,176	—	38,368
Investment in short-term bank deposits	—	(39,107)	—
Proceeds from sale of marketable securities	—	5,543	2,779
Investment in affiliate at cost	—	—	(727)
Investment in available-for-sale marketable securities	—	(7,864)	—
Proceeds from sale of property and equipment	544	601	605
Purchase of property and equipment and capitalization of software developed for internal use	(9,881)	(7,921)	(13,224)
Capitalization of software development costs	(2,545)	(1,526)	(233)
Net cash provided by (used in) investing activities	(8,874)	(60,594)	2,140

The accompanying notes are an integral part of the consolidated financial statements.

NESS TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,		
	2004	2005	2006
Cash flows from financing activities:			
Issuance of Common stock in respect of the Company's Initial Public Offering	$ 99,643	$ —	$ —
Issuance costs in respect of the Company's Initial Public Offering	(10,296)	—	—
Exercise of options and warrants	43	9,634	30,234
Excess tax benefits related to exercise of options	—	—	2,343
Short-term bank credit, net	(7,121)	19,312	(19,372)
Proceeds from long-term debt	33,856	—	—
Principal payments of long-term debt	(18,688)	(38,806)	(8,122)
Pre-payment of long-term debt in respect of the Company's Initial Public Offering	(45,854)	—	—
Net cash provided by (used in) financing activities	51,583	(9,860)	5,083
Effect of exchange rate changes on cash and cash equivalents	115	(6,997)	1,628
Increase (decrease) in cash and cash equivalents	58,225	(70,650)	13,096
Cash and cash equivalents at the beginning of the year	46,004	104,229	33,579
Cash and cash equivalents at the end of the year	$ 104,229	$ 33,579	$ 46,675
Supplemental disclosures of cash flows information:			
Cash paid during the year for:			
Interest	$ 3,905	$ 895	$ 2,222
Taxes	$ 862	$ 1,361	$ 14,965

	2004	2005	2006
(a) In conjunction with the acquisitions, the fair values of the assets acquired and liabilities assumed at the dates of related acquisitions were as follows:			
Capital deficiency, net (excluding cash and cash equivalents)	$ —	$ (2,360)	$ (2,841)
Property and equipment	—	2,928	1,373
Other assets	—	669	519
Long-term loans	—	(1,726)	(214)
Customer relations and backlog	—	2,067	3,525
Goodwill and workforce	—	13,860	30,655
Accrual for additional consideration paid or to be paid subsequent to the balance sheet date	—	(5,162)	(9,295)
Deferred tax liability	—	—	(321)
Accrued severance pay, net	—	(70)	—
Net cash used in acquisitions of consolidated subsidiaries	$ —	$ 10,206	$ 23,401

The accompanying notes are an integral part of the consolidated financial statements.

NESS TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,		
	2004	2005	2006
(b) *In conjunction with the acquisition of the minority interest in a subsidiary in 2005, the fair values of the assets acquired and liabilities assumed at the date of acquisition were as follows:*			
Minority Interest	$ —	$ 197	$ —
Goodwill	—	3,196	—
Customer-related intangible assets	—	139	—
	—	3,532	—
Issuance of shares	—	(3,418)	—
Net cash used in acquisition of minority interest	—	$ 114	$ —
(c) *Non-cash activity:*			
Reclassification to equity of redeemable options accrual upon partial exercise of options	$ —	$ —	$ 1,868
Accrual for additional consideration of acquisitions	$ —	$ 5,162	$ 11,271
Receivables from sale of investment, net of related expenses	$ —	$ —	$ 1,866

The accompanying notes are an integral part of the consolidated financial statements.

U.S. dollars in thousands (except share and per share data)

NOTE 1—GENERAL

a. Ness Technologies, Inc. ("the Company") was incorporated under the laws of the State of Delaware in March 1999, and operates through its subsidiaries (together "the Group") in Israel, the United States, Europe and Asia.

The Group is a global provider of information technology ("IT") services and solutions designed to help clients improve their competitiveness and effectiveness. The Group's portfolio of solutions and services includes system integration and application development, outsourcing, software and consulting, and quality assurance and training. Offshore services and development are a significant component of each of these categories. The Group primarily serves the following vertical markets: defense and government, financial services, life sciences and healthcare, telecommunications and utilities, and independent software vendors.

On September 29, 2004, the Securities and Exchange Commission declared effective the Company's Registration Statement in respect of its Initial Public Offering ("IPO"). The closing of the Company's IPO occurred on October 4, 2004 (see also Note 14a).

b. Acquisitions of subsidiaries:

1. Ness U.S.A. Inc. ("Ness U.S.A."):

On November 12, 2004, the Company filed a Form S-4 Registration Statement in respect of an exchange offer for the remaining shares of Ness U.S.A which it did not already own. The offer commenced on January 31, 2005 and ended on February 28, 2005. 96 of 98 offerees accepted the offer bringing the Company's holdings in Ness U.S.A. following the offer to 99.9%. On March 1, 2005, the Company issued 260,316 shares of Common stock to the offerees, for the consideration of $3,532. The acquisition was accounted for under the purchase method of accounting according to SFAS No. 141.

In September 2005, Ness U.S.A. purchased the outstanding shares of Ness U.S.A.'s common stock from the remaining two offerees in a private transaction, and it immediately thereafter retired the shares, since which time the Company has held 100% of the shares of common stock of Ness U.S.A.

On January 3, 2006, Ness U.S.A was merged into Ness Global Services, Inc. Subsequently the surviving company changed its name to Ness USA, Inc.

U.S. dollars in thousands (except share and per share data)

NOTE 1—GENERAL (Continued)

Based upon a valuation of tangible and intangible assets acquired and liabilities assumed, the Company has allocated the total cost of the acquisition to Ness U.S.A.'s assets and liabilities as follows:

Cash and cash equivalents	$ 426
Trade receivables	277
Unbilled receivable	185
Other accounts receivable	64
Other long-term tangible assets	20
Property and equipment	18
Total tangible assets acquired	990
Customer related intangible asset (five years useful life)	139
Goodwill	3,236
Total intangible assets acquired	3,375
Total tangible and intangible assets acquired	4,365
Accounts payable	148
Other accounts payable	280
Deferred tax liability	40
Related parties, net	365
Total liabilities assumed	833
Net assets acquired	$3,532

2. Ness Romania

On April 1, 2005, the Company acquired all of the outstanding shares of Radix Company SA ("Radix"), a provider of IT services and solutions based in Romania. The purchase price was €4 million, or $5,385, consisting of €2 million paid in cash at the closing and €2 million placed in escrow for six months contingent on the verification of the accuracy of certain representations made by the sellers. Additional payment of €1.5 million, or $1,775, was made in April 2006 based on achievement of certain revenue and operating income milestones in 2005. The additional payment was accrued for and recorded as goodwill in the December 31, 2005 consolidated balance sheet. An additional payment of €1.5 million or $1,976 will be made in April 2007 based on an achievement of certain revenue and operating income milestones for 2006. The additional payment was accrued for and recorded as goodwill in the December 31, 2006 consolidated balance sheet. Radix became a wholly-owned subsidiary of the Company's Dutch subsidiary, Ness Technologies, B.V., and, accordingly, its results of operations have been included in the Company's consolidated financial statements since the acquisition date. Upon completion of the acquisition, Radix Company SA changed its name to Ness Romania.

U.S. dollars in thousands (except share and per share data)

NOTE 1—GENERAL (Continued)

This acquisition was accounted for under the purchase method of accounting and, accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their related fair values (as of the acquisition date, except for goodwill, which was updated to include the additional payments), as follows:

Cash and cash equivalents	$ 2,511
Trade receivables	933
Inventories	137
Property and equipment	2,094
Other accounts receivable	97
Intangible assets:	
Customer relationships	420
Backlog	260
Work force	730
Goodwill	6,635
Total assets acquired	13,817
Liabilities assumed:	
Accounts payable and other accrued expenses	1,420
Accrual for additional consideration to be paid subsequent to the balance sheet date	1,976
Other current liabilities	1,506
Deferred tax liability	204
Long-term liabilities	1,551
Total liabilities assumed	6,657
Net assets acquired	$ 7,160

The value assigned to the tangible assets, intangible assets and liabilities has been determined as follows:

a. Radix's current assets and liabilities were recorded at their carrying amounts. The carrying amounts of the current assets and liabilities were reasonable proxies for their market values due to their short-term maturity. Property and equipment were presented at current replacement cost. Long-term liabilities are presented at present value of amounts to be paid determined at appropriate current interest rates.

b. The value assigned to the customer-related intangibles amounted to $680. The fair value of Radix's customer-related intangibles was determined using the Income Approach.

c. The Company recorded a deferred tax liability of $204 for the difference between the assigned values and the tax bases of the customer-related intangibles acquired.

Pro forma information in accordance with SFAS No. 141 is provided in Note 1b(8).

U.S. dollars in thousands (except share and per share data)

NOTE 1—GENERAL (Continued)

3. Ness DM a.s.

On June 1, 2005, the Company acquired all of the outstanding shares of Efcon a.s. ("Efcon"), a provider of IT services and solutions based in the Czech Republic. The purchase price was €0.6 million, or $738, consisting of €350,000 paid at closing and €250,000 paid in July 2005. An additional payment of €0.2 million, or $237, was made in February 2006 based on achievement of certain 2005 performance goals. The additional payment was accrued for and recorded as goodwill in the December 31, 2005 balance sheet. Efcon became a wholly-owned subsidiary of Ness Czech s.r.o., a part of the Company's Ness Europe group, and, accordingly, its results of operations have been included in the Company's consolidated financial statements since the acquisition date. Following the acquisition, Efcon changed its name to Ness DM a.s.

This acquisition was accounted for under the purchase method of accounting and, accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their related fair values (as of the acquisition date, except for goodwill, which was updated to include the additional payments), as follows:

Cash and cash equivalents	$ 426
Trade receivables	314
Inventories	33
Property and equipment	212
Other accounts receivable	494
Intangible assets:	
Work force	278
Customer relations	64
Goodwill	253
Total assets acquired	2,074
Liabilities assumed:	
Accounts payable and other accrued expenses	442
Other current liabilities	588
Deferred tax liabilities	19
Long term liabilities	50
Total liabilities assumed	1,099
Net assets acquired	$ 975

The value assigned to the tangible assets, intangible assets and liabilities has been determined as follows:

a. Ness DM's current assets and liabilities were recorded at their carrying amounts. The carrying amounts of the current assets and liabilities were reasonable proxies for their market values due to their short-term maturity. Property and equipment were presented at current replacement cost. Long-term liabilities are presented at present value of amounts to be paid determined at appropriate current interest rates.

U.S. dollars in thousands (except share and per share data)

NOTE 1—GENERAL (Continued)

b. The value assigned to the customer-related intangibles amounted to $64. The fair value of Ness DM's customer-related intangibles was determined using the Income Approach.

c. The Company recorded a deferred tax liability of $19 for the difference between the assigned values and the tax bases of the customer-related intangibles acquired.

Pro forma information in accordance with SFAS No. 141 is provided in Note 1b(8).

4. NTR

On September 12, 2005, the Company acquired all of the outstanding shares of N.T.R. Holding Ltd. ("NTR"), a provider of IT services and solutions based in Israel. The purchase price was $1,350. Additional payments of $150 were made in June 2006 based on achievement of certain 2005 performance goals. The additional required payment was accrued for and recorded as goodwill in the December 31, 2005 consolidated balance sheet. NTR became a wholly-owned subsidiary of Ness A.T., a part of the Company's Ness Israel group, and, accordingly, its results of operations have been included in the consolidated financial statements since September 12, 2005.

This acquisition was accounted for under the purchase method of accounting and, accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their related fair values (as of the acquisition date, except for goodwill, which was updated to include the additional payments), as follows:

Cash and cash equivalents	$ 173
Trade receivables	408
Property and equipment	47
Other accounts receivable	391
Intangible assets:	
Backlog	119
Customer relations	345
Goodwill	889
Total assets acquired	2,372
Liabilities assumed:	
Accounts payable and other accrued expenses	25
Other current liabilities	443
Deferred tax liability	139
Long-term liabilities	265
Total liabilities assumed	872
Net assets acquired	$1,500

The value assigned to the tangible assets, intangible assets and liabilities has been determined as follows:

a. NTR's current assets and liabilities were recorded at their carrying amounts. The carrying amounts of the current assets and liabilities were reasonable proxies for their market values due

U.S. dollars in thousands (except share and per share data)

NOTE 1—GENERAL (Continued)

to their short-term maturity. Property and equipment were presented at current replacement cost. Long-term liabilities are presented at present value of amounts to be paid determined at appropriate current interest rates.

b. The value assigned to the customer-related intangibles amounted to $464. The fair value of NTR's customer-related intangibles was determined using the Income Approach.

c. The Company recorded a deferred tax liability of $139 for the difference between the assigned values and the tax bases of the customer-related intangibles acquired.

Pro forma information in accordance with SFAS No. 141 is provided in Note 1b(8).

5. Ness Slovakia

On October 3, 2005, the Company acquired all the outstanding shares of Delta Electronic Services a.s. ("Delta"), a provider of IT services and solutions in Slovakia. The Company acquired the outstanding shares for cash consideration of $8,000 and related purchase costs of approximately $115. In addition, as Delta achieved certain business goals by the end of 2005, the Company paid an additional amount of $3,000 during 2006. Upon completion of the acquisition, Delta changed its name to Ness Slovakia, and it operates as a part of Ness Europe. Delta became a wholly-owned subsidiary of Ness B.V., a part of Ness European group, and, accordingly, its results of operations have been included in the consolidated financial statements since October 3, 2005.

This acquisition was accounted for under the purchase method of accounting and, accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their related fair values (as of the acquisition date, except for goodwill, which was updated to include the additional payments), as follows:

Cash and cash equivalents	$ 2,158
Trade receivables	1,476
Property and equipment	575
Other accounts receivable	1,176
Intangible assets:	
Customer relations	1,616
Backlog	265
Workforce	1,290
Goodwill	6,408
Total assets acquired	14,964
Liabilities assumed:	
Accounts payable and other accrued expenses	1,235
Other current liabilities	1,925
Deferred tax liabilities	564
Long-term liabilities	125
Total liabilities assumed	3,849
Net assets acquired	$11,115

U.S. dollars in thousands (except share and per share data)

NOTE 1—GENERAL (Continued)

The value assigned to the tangible assets, intangible assets and liabilities has been determined as follows:

a. Delta's current assets and liabilities were recorded at their carrying amounts. The carrying amounts of the current assets and liabilities were reasonable proxies for their market values due to their short-term maturity. Property and equipment were presented at current replacement cost. Long-term liabilities are presented at present value of amounts to be paid determined at appropriate current interest rates.

b. The value assigned to the customer-related intangibles amounted to $1,881. The fair value of Delta's customer-related intangibles was determined using the Income Approach.

c. The Company recorded a deferred tax liability of $564 for the difference between the assigned values and the tax bases of the customer-related intangibles acquired.

Pro forma information in accordance with SFAS No. 141 is provided in Note 1b(8).

6. Ness IBS

On February 28, 2006, the Company acquired all of the outstanding shares of Olas Software Solutions, Inc., d/b/a Innova Solutions ("Innova"), a provider of IT services and solutions based in the United States and India. The Company acquired the outstanding shares for cash consideration of $15,000 and related purchase costs of $249. Additional payments of up to $10,000 are required to be made in April 2007 and April 2008 based on achievement of certain revenue and operating income milestones for the years 2006 and 2007, respectively. The Company has provided for a payment of $8,225 related to the milestones of 2006.

Innova became a wholly-owned subsidiary of Ness Technologies, Inc. and, accordingly, its results of operations are included in the Company's consolidated financial statements since the acquisition date. Upon completion of the acquisition, Innova changed its name to Ness Innovative Business Services.

U.S. dollars in thousands (except share and per share data)

NOTE 1—GENERAL (Continued)

This acquisition was accounted for under the purchase method of accounting and, accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their relative fair values (as of the acquisition date, except for goodwill, which was updated to include the additional payments), as follows:

Cash and cash equivalents	$ 1,566
Trade receivables	3,527
Other accounts receivable	1,310
Property and equipment	1,233
Other long-term assets	519
Intangible assets:	
Customer relations	1,848
Backlog	640
Workforce	4,773
Goodwill	14,886
Total assets acquired	30,302
Liabilities assumed:	
Accounts payable and other accrued expenses	4,606
Other current liabilities	2,008
Accrual for additional consideration to be paid subsequent to the balance sheet date	8,225
Long-term liabilities	214
Total liabilities assumed	15,053
Net assets acquired	$15,249

The value assigned to the tangible assets, intangible assets and liabilities has been determined as follows:

a. Innova's current assets and liabilities were recorded at their carrying amounts. The carrying amounts of the current assets and liabilities were reasonable proxies for their market values due to their short-term maturity. Property and equipment were presented at current replacement cost. Long-term liabilities are presented at present value of amounts to be paid determined at appropriate current interest rates.

b. The value assigned to the customer-related intangibles amounted to $2,488. The fair value of Innova's customer-related intangibles was determined using the Income Approach. Customer relations are amortized over its useful life, estimated as 4.83 years. Backlog is amortized according to its expected revenue recognition schedule.

c. This acquisition was treated as an asset purchase for tax purposes and as such the goodwill related to this acquisition is deductible for tax purposes.

Pro forma information in accordance with SFAS No. 141 is provided in Note 1b(8).

U.S. dollars in thousands (except share and per share data)

NOTE 1—GENERAL (Continued)

7. NessPro Spain

On December 14, 2006, the Company acquired all of the outstanding shares of Selesta España ("Selesta"), IT software distribution and systems integration company based in Spain. The purchase price was €8 million, or $10,579 and relative purchase costs of $125, consisting of €6.25 million paid in cash at the closing and €1.75 million placed in escrow for six months contingent on the verification of the accuracy of certain representations made by the sellers. Additional payment of €0.8 million, or $1,070, will be made during 2007 based on achievement of certain revenue and operating income milestones in 2006. The additional payment was accrued for and recorded as goodwill in the December 31, 2006 consolidated balance sheet as the milestones were met. An additional payment of €1 million or $1,317 may be made during 2008 based on achievement of certain revenue and operating income milestones for 2007. Selesta became a wholly-owned subsidiary of the Company's Dutch subsidiary, Ness Technologies, B.V., and, accordingly, its results of operations have been included in the Company's consolidated financial statements since the acquisition date. Upon completion of the acquisition, Selesta Company SA changed its name to NessPro Spain.

This acquisition was accounted for under the purchase method of accounting and, accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their related fair values (as of the acquisition date, except for goodwill, which was updated to include the additional payments), as follows:

Cash and cash equivalents	$ 986
Trade receivables	3,168
Property and equipment	140
Other accounts receivable	984
Intangible assets:	
Customer relationships	758
Distribution agreements	279
Work force	435
Goodwill	10,561
Total assets acquired	17,311
Liabilities assumed:	
Accounts payable and other accrued expenses	3,125
Accrual for additional consideration to be paid subsequent to the balance sheet date	1,070
Deferred tax liability	321
Other current liabilities	2,091
Total liabilities assumed	6,607
Net assets acquired	$10,704

U.S. dollars in thousands (except share and per share data)

NOTE 1—GENERAL (Continued)

The value assigned to the tangible assets, intangible assets and liabilities has been determined as follows:

a. Selesta's current assets and liabilities were recorded at their carrying amounts. The carrying amounts of the current assets and liabilities were reasonable proxies for their market values due to their short-term maturity. Property and equipment were presented at current replacement cost. Long-term liabilities are presented at present value of amounts to be paid determined at appropriate current interest rates.

b. The value assigned to the customer-related intangibles amounted to $1,037. The fair value of Selesta's customer-related intangibles was determined using the Income Approach.

c. The Company recorded a deferred tax liability of $321 for the difference between the assigned values and the tax bases of the customer-related intangibles acquired.

Pro forma information in accordance with SFAS No. 141 is provided in Note 1b(8).

8. The following table for the years ended December 31, 2004 and 2005, presents certain combined unaudited statements of income data as if the acquisitions of 14% of Ness U.S.A., occurred in January 1, 2003 and Ness Romania, Ness DM a.s., NTR, Ness Slovakia, occurred on January 1, 2004, after giving effect to purchase accounting adjustments, including amortization of identifiable intangible assets:

	December 31,	
	2004	2005
	(unaudited)	
Revenues	$342,075	$399,729
Net income	$ 16,381	$ 22,022
Earnings per Share:		
Basic	$ 0.72	$ 0.64
Diluted	$ 0.65	$ 0.62

The following table for the years ended December 31, 2005 and 2006 presents certain combined unaudited statements of income data as if the acquisitions of Ness IBS and NessPro Spain occurred on January 1, 2005, after giving effect to purchase accounting adjustments, including amortization of identifiable intangible assets:

	December 31,	
	2005	2006
	(unaudited)	
Revenues	$428,876	$485,379
Net income	$ 24,947	$ 29,128
Earnings per Share:		
Basic	$ 0.73	$ 0.81
Diluted	$ 0.70	$ 0.80

U.S. dollars in thousands (except share and per share data)

NOTE 1—GENERAL (Continued)

The pro forma financial information is not necessarily indicative of the combined results that would have been attained had the acquisitions taken place at the beginning of 2004, 2005 and 2006, nor is it necessarily indicative of future results.

9. Revenues from agencies of the government of Israel:

For the years ended December 31, 2004, 2005 and 2006, the percentage of the Group's revenues derived, in aggregate, from agencies of the government of Israel was 12%, 11% and 10%, respectively.

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP").

a. Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

b. Financial statements in U.S. dollars:

The Company's subsidiaries' transactions are recorded in local currencies. The Company has designated the U.S. dollar as the primary functional currency of its operations in the United States, the NIS as the primary functional currency of its subsidiaries' operations in Israel, and local currencies as the primary functional currencies of its operations elsewhere.

Monetary amounts denominated in a currency other than the functional currency are re-measured into the functional currency, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52 "Foreign Currency Translation." All transaction gains and losses of the re-measured monetary balance sheet items are reflected in the statements of income as financial income or expenses, as appropriate.

For those foreign subsidiaries whose functional currency has been determined to be their local currency, assets and liabilities are translated at year-end exchange rates and statements of income items are translated at average exchange rates prevailing during the year. Such translation adjustments are recorded as a separate component of accumulated other comprehensive income (loss) in stockholders' equity.

c. Principles of consolidation:

The Company's consolidated financial statements include the accounts of the Company and it's wholly and majority owned subsidiaries. Inter-company transactions and balances, including profit from inter-company sales not yet realized outside the Group, have been eliminated in consolidation.

d. Cash equivalents and short-term bank deposits:

Cash equivalents are short-term, highly liquid investments that are readily convertible into cash, with maturities of three months or less at the date acquired.

U.S. dollars in thousands (except share and per share data)

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES (Continued)

Short-term bank deposits are deposits with maturities of more than three months but less than one year. The short-term bank deposits are presented at their costs including accrued interest.

e. Marketable securities:

The Group accounts for investments in equity securities (other than those under the equity method) in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115"). Management determines the appropriate classification of its investments in equity securities at the time of purchase and reevaluates such determinations at each balance sheet date. As of December 31, 2006 and 2005, all marketable securities are classified as available-for-sale and are carried at fair value, with the unrealized gains and losses, net of income taxes, reported as a separate component of stockholders' equity, in accumulated other comprehensive income (loss). Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the consolidated statements of income.

According to Staff Accounting Bulletin No. 59 ("SAB No. 59") and EITF 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments," for any marketable securities whose value declined during the period, management is required to evaluate whether the decline is other than temporary. Under SAB No. 59, fair value below cost for two consecutive quarters is considered to be other than a temporary impairment. In 2005, a decline in value that was considered other than temporary of one of the Company's available-for-sale securities resulted in reversing the accumulated unrealized loss of $130 relating to this investment, and in an additional charge of $56, both classified as finance expenses in the consolidated statements of income.

f. Inventories:

Inventories are stated at the lower of cost or market value. Inventories represent supplies using the "first-in, first-out" method.

Work in progress includes costs incurred related to long-term IT services contracts as determined by the completed work method of accounting.

g. Investment in affiliates:

Excess of loss over investment in an affiliate reflects a 50% investment in the Ordinary shares of a privately held company, in which the Company can exercise significant influence over operating and financial policies, but does not assume control. The investment in this affiliate is accounted for by the equity method. As the Company guaranteed the obligations of this entity and provides further financial support, reflecting its share of ownership, it recorded an excess of losses over this investment.

Differences between the balance of excess of losses over investment in affiliates as of December 31, 2005 derive from accumulated net losses and foreign currency translation adjustments. During 2006, 2005 and 2004, the company recorded $103, $65, and $647 respectively, equity in loss from this investment. The investment was sold in December 2006. The gain of $271 is presented in equity in losses and gain from disposal of affiliate in the consolidated income statements.

As of December 31, 2005, the Company holds voting interest of 19% in a former wholly-owned subsidiary. The investment is accounted for under the cost method in accordance with Accounting

U.S. dollars in thousands (except share and per share data)

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES (Continued)

Principles Board Opinion No 18. "The Equity Method of Accounting for Investments in Common Stock." The investment was recorded at zero as of December 31, 2005.

On December 28, 2006 the Company executed share purchase agreement with the other shareholders in order to sell them its shares and warrant for a total consideration of $6,000 before $999 of related costs. The gain of $5,001 is presented in gain on sale of cost investment in the consolidated income statements.

h. Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, at the following annual rates:

	%
Computers and peripheral equipment	20 -33
Motor vehicles	15
Office furniture and equipment	6 - 15
Leasehold improvements	By the shorter of the term of the lease and the life of the asset

The Group accounts for costs of computer software developed or obtained for internal use in accordance with Statement of Position ("SOP") No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP No. 98-1 requires the capitalization of certain costs incurred in connection with developing or obtaining internal use software.

i. Intangible assets:

Intangible assets are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with SFAS No. 142. Backlog is amortized according to its expected revenue recognition schedule. Other intangible assets are amortized over a period of approximately 2-5 years using straight-line method.

j. Impairment of long-lived assets:

The Group's long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with SFAS No. 144, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2006 and 2005, no impairment losses have been identified.

U.S. dollars in thousands (except share and per share data)

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES (Continued)

k. Goodwill:

SFAS No. 142 requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than amortized as previous accounting standards required. Goodwill is tested for impairment at the reporting unit level by comparing the fair value of the reporting unit with its carrying value. The test was based on the Group's operating segments, as further described in note 16. Fair value is determined using discounted cash flows and market capitalization. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates, and weighted average cost of capital for the reportable unit.

On January 1, 2006, the Company began segment reporting, and therefore the Company allocated its goodwill balance as of January 1, 2006 to its reportable segments based on their relative fair value as of that date.

In the year ended December 31, 2006, the Company recorded additional goodwill resulting mainly from the acquisition of Ness IBS, NessPro Spain and additional consideration to be paid subsequent to the balance sheet date, together representing $33,669.

The Company has elected to perform its analysis of goodwill during the fourth quarter of the year. As of December 31, 2006 and 2005, no impairment losses were identified.

l. Derivative instruments:

Financial Accounting Standards Board Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), requires companies to recognize all of its derivative instruments as either assets or liabilities in the statement of financial position at fair value. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation. For derivative instruments that are designated and qualify as a fair value hedge (i.e., hedging the exposure to changes in the fair value of an asset or a liability or an identified portion thereof that is attributable to a particular risk), the gain or loss on the derivative instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in current earnings during the period of the change in fair values.

Fair Value Hedging Strategy:

The Company enters into forward exchange contracts to hedge a portion of its trade payables and receivables for a period of one to three months. The purpose of the Company's foreign currency hedging activities is to protect the fair value of its trade payables and receivables due to foreign exchange rates.

In addition, the Company enters into forward Israeli Consumer Price Index ("CPI") to hedge a portion of its long-term bank loans for a period of one year. The purpose of the Company's CPI hedging activities is to protect the fair value of its CPI linked long-term bank loans due to CPI's fluctuation.

As of December 31, 2006 unrealized gain on the open hedging transactions included in other accounts receivables and prepaid expenses are $53 and unrealized loss on the open hedging transaction included in

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES (Continued)

other account payables and accrued expenses are $61. As of December 31, 2005 there were no open hedging transactions.

The Company recognized gain (losses) of $(195) and $286 during the years ended December 31, 2005 and 2006, respectively. All amounts have been included in finance expenses in the statement of income.

m. Revenue recognition:

The Group's portfolio of solutions and services includes: 1) system integration and application development services for which revenues are generated from either long term fixed-price basis or time-and-materials basis contracts; 2) outsourcing, consultation, quality assurance and training services for which revenues are generated from either fixed-price basis or time-and-materials basis contracts; and; 3) sales of third party software licenses.

1) Under fixed-price contracts, the Group agrees to perform certain work for a fixed price. Fixed-price basis engagements generally involve a period between the signing of the contract and the final customer acceptance exceeding one year. Fees are payable upon completion of agreed upon milestones. Such projects that require significant customization, integration and installation are recognized in accordance with SOP No. 81-1 "Accounting for Performance of Construction-Type and Certain Production-Type Contracts," using contract accounting on a percentage of completion method, in accordance with the "Input Method." The amounts of revenues recognized are based on the total fees under the agreement and the percentage to completion achieved. The percentage to completion is measured by monitoring progress using records of actual time, materials and subcontractor costs incurred to date in the project compared to the total estimated project requirement, which corresponds to the costs related to earned revenues. Estimates of total project requirements are based on prior experience of customization, delivery and acceptance of similar services, and are reviewed and updated regularly by management. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract.

Estimated gross profit or loss from long-term contracts may change due to changes in estimates resulting from differences between actual performance and original forecasts. Such changes in estimated gross profit are recorded in results of operations when they are reasonably determinable by management, on a cumulative catch-up basis.

The Group believes that the use of the percentage of completion method is appropriate as the Group has the ability to make reasonably dependable estimates of the extent of progress towards completion, contract revenues and contract costs. In addition, contracts executed include provisions that clearly specify the enforceable rights regarding services to be provided and received by the parties to the contracts, the consideration to be exchanged and the manner and the terms of settlement, including in cases of terminations for convenience. In all cases the Group expects to perform its contractual obligations and its customers are expected to satisfy their obligations under the contract. In cases where enforceable rights could not be demonstrated, revenues are recognized in accordance with the completed-contract-cost method.

U.S. dollars in thousands (except share and per share data)

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES (Continued)

According to SOP No. 81-1, costs that are incurred for a specific anticipated contract are deferred, subject to evaluation of their probable recoverability, and only if the costs can be directly associated with a specific anticipated contract. Such deferred costs are recorded as deferred contract costs.

Amounts recognized as revenue in advance of contractual billing are recorded as unbilled receivables.

Advances from customers include unearned amounts under system integration and application development services.

Amounts received in advance of meeting revenue recognition criteria are deferred.

2) Other engagements are performed under time-and-materials basis contracts. Under time-and-materials contracts, the Group is reimbursed for labor hours at negotiated hourly billing rates. Such service contracts are not in the scope of SOP No. 81-1, and accordingly, related revenues are recognized in accordance with SEC Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition." If a contract involves the provision of a single element, revenues are recognized as those services are performed or over the term of the related agreements, provided that, an evidence of an arrangement has been obtained, fees are fixed and determinable and collectibility is reasonably assured.

If a contact involves the provision of multiple service elements, total estimated contract revenue is allocated to each element based on the relative fair value of each element. The fair value of those elements is determined based on the price charged for those elements when sold separately. The Group's accounting policy complies with the revenue determination requirements set forth in EITF No. 00-21, "Revenue Arrangement with Multiple Deliverables," relating to the separation of multiple deliverables into individual accounting units with determinable fair values.

Deferred revenue includes unearned amounts under time-and-materials basis contracts.

3) Sales of third-party software licenses are recognized in accordance with SOP No. 97-2, "Software Revenue Recognition," as amended. SOP No. 97-2 generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair value of the element. In addition, the Group has adopted SOP No. 98-9, "Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions." SOP No. 98-9 requires that revenue be recognized under the "residual method" when Vendor Specific Objective Evidence ("VSOE") of fair value exists for all undelivered elements, VSOE does not exist for all of the delivered elements and all other SOP No. 97-2 criteria are met. Under the residual method, any discount in the arrangement is allocated to the delivered elements.

Revenues are recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable and collectibility is probable.

Maintenance and support revenue included in multiple element arrangements is deferred and recognized on a straight-line basis over the term of the maintenance and support agreement. The VSOE of fair value of the undelivered elements (maintenance, support and services) is determined based on the price charged for the undelivered element when sold separately.

U.S. dollars in thousands (except share and per share data)

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES (Continued)

In respect of such arrangements the Group follows the guidance of EITF No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent." The Group records revenue on a gross basis representing the amount that has been billed to a customer when the Group bears the risks and rewards of ownership including the risk of loss for collection, latitude in establishing product pricing above a specific minimum price and the credit risk in the event collection is not made from a customer. When the Group performs as an agent without assuming the risk and rewards of ownership, revenues are recorded on a net basis.

n. Accounting for stock-based compensation:

On January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment" ("SFAS 123(R)") utilizing the modified prospective transition method. SFAS 123(R) requires employee stock options to be valued at fair value on the date of grant and charged to expense over the applicable service period. Under the modified prospective method, compensation expense is recognized for all share-based payments issued on or after January 1, 2006 and for all share-based payments issued to employees prior to January 1, 2006 that remain unvested.

The Company's results of operations for 2006 include expenses of $583 in operating expenses related to the adoption of SFAS 123(R). In accordance with the modified prospective method, the Company's consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123(R).

Prior to the adoption of SFAS 123(R), the Company accounted for share-based awards to employees and directors using the intrinsic value method in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Under APB Opinion No. 25, the exercise price of stock options granted to employees and directors equaled the fair market value of the underlying stock at the grant date, therefore, no share-based compensation expense was recognized in the Company's condensed consolidated statement of income.

The Company applies SFAS No. 123 and EITF No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services," with respect to options and warrants issued to non-employees. SFAS No. 123 requires the use of option valuation models to measure the fair value of the options and warrants at the measurement date as defined in EITF No. 96-18.

SFAS 123(R) requires companies to estimate the fair value of share-based awards on the date of grant using an option-pricing model, where applicable. Share-based compensation expense recognized in the Company's condensed consolidated statement of income for fiscal year 2006 includes compensation expense for share-based awards granted (i) prior to, but not yet vested as of, January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), and (ii) subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R).

The Company recognizes these compensation costs net of a forfeiture rate and recognizes the compensation costs for only those shares expected to vest on a straight-line basis over the requisite service period of the award, which is generally the option vesting term of three to four years.

U.S. dollars in thousands (except share and per share data)

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES (Continued)

SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In its pro forma information required under SFAS 123 for periods prior to fiscal 2006, the Company accounted for forfeitures as they occurred.

As a result of adopting SFAS No. 123(R) on January 1, 2006, the Company's income before taxes on income for year ended December 31, 2006, was $583 lower, than if the Company had continued to account for stock-based compensation under APB No. 25. Basic and diluted net earnings per share for the year ended December 31, 2006 were $ 0.01 lower, than if the Company had continued to account for stock-based compensation under APB No. 25.

As of December 31, 2006, approximately $157 of total unrecognized compensation cost related to stock based compensation is expected to be recognized over a period of 2 years. The total unrecognized stock-based compensation cost to be recognized in future periods does not consider the effect of stock options that may be issued in subsequent periods.

During 2006, the Company extended the term of certain options previously granted to the Company's Chairman of the Board, and its President and CEO, representing 366,262 and 154,323 options, respectively, to February 28, 2007, and it granted 26,974 options to a former employee. There were no other grants during 2006.The Company's results of operations include expenses of $195 related to these modifications.

The Company estimates the fair value of stock options granted using the Black-Scholes-Merton option pricing model. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements. The expected term of options granted is based upon historical experience and represents the period of time that options granted are expected to be outstanding. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends

The fair value for options granted in 2004 and 2005 and the options extended and granted in 2006 is estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2004	2005	2006
Dividend yield	0%	0%	0%
Expected volatility	0.50	0.33	0.33
Risk-free interest	2.5%	4.3%	5.1%
Expected life (in years)	4	2.64	0.28

U.S. dollars in thousands (except share and per share data)

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES (Continued)

The pro forma information regarding net income and earnings per share required by SFAS No. 123 has been determined as if the Company accounted for its stock-based compensation plans under the fair value method. Had compensation cost for its stock-based compensation plans been determined in accordance with SFAS No. 123, its net income and earnings per share would have been reduced to the pro forma amounts indicated below:

	Year ended December 31,	
	2004	2005
Net income available to Common stock—as reported	$13,021	$21,689
Add—allocation of undistributed earnings on Class B Convertible Preferred stock—as reported	1,356	—
Deduct—pro forma allocation of undistributed earnings on Class B Convertible Preferred stock	(1,022)	—
Add—stock-based employee compensation—intrinsic value	247	1,992
Deduct—stock-based employee compensation—fair value	(3,299)	(8,254)
Pro forma net income	$10,303	$15,427
Basic earnings per share as reported	$ 0.58	$ 0.63
Diluted earnings per share as reported	$ 0.53	$ 0.61
Pro forma basic earnings per share	$ 0.46	$ 0.43
Pro forma diluted earnings per share	$ 0.41	$ 0.42

See Note 14b(5) for acceleration of vesting and a grant of fully vested options during 2005.

o. Earnings per share:

Basic net earnings per share are computed based on the weighted average number of shares of Common stock outstanding during each year, plus dilutive convertible Preferred stock considered outstanding during 2004, in accordance with the guidance of EITF No. D-95, "Effect of Participating Convertible Securities on the Computation of Basic Earnings Per Share. "Diluted net earnings per share are computed based on the weighted average number of shares of Common stock outstanding during each year, plus dilutive potential shares of Common stock considered outstanding during the year, in accordance with SFAS No. 128, "Earnings Per Share."

p. Income taxes:

The Group accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." This statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Deferred tax liabilities and assets are classified as current or non current based on the classification of the related asset or liability for financial reporting, or according to the expected reversal dates of the specific temporary differences if not related to an asset or liability for financial reporting.

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES (Continued)

q. Concentrations of credit risk:

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits, trade receivables and unbilled receivables.

Cash and cash equivalents and short-term bank deposits are mainly invested with major banks in Israel, the United States and Europe. Cash and cash equivalents in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Group's funds are financially sound, and accordingly minimal credit risk exists with respect to these funds.

Trade receivables and unbilled receivables of the Group are derived from sales to customers located throughout the world. The Group performs ongoing credit evaluations of its clients and, to date, has not experienced any material losses. In certain cases the Company requires letters of credit, other collateral or additional guarantees. An allowance for doubtful accounts is determined with respect to those amounts that the Group has determined to be doubtful of collection, and in accordance with an aging key.

Trade receivables and other accounts receivables and prepaid expenses include a total balance of approximately $5 million from one of our clients, an Israeli insurance company, which we are currently in dispute with. (refer to litigation disclosure in Note 11 (b))

The Group has no significant off-balance-sheet concentration of credit risk such as foreign exchange contracts or foreign hedging arrangements.

r. Severance pay:

Certain of the Company's Israeli subsidiaries' liability for severance pay is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. These companies' liability for all of their employees is fully provided for by monthly deposits with severance pay funds, insurance policies and by accrual. The value of these policies is recorded as an asset in the Group's balance sheet.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies and includes immaterial profits.

Severance expenses for the years ended December 31, 2004, 2005 and 2006 were $2,516, $2,750 and $3,328, respectively.

s. Fair value of financial instruments:

The following methods and assumptions were used by the Group in estimating fair value and disclosures for financial instruments:

(i) The carrying amounts of cash and cash equivalents, short-term bank deposits, trade receivables, unbilled receivables, short-term bank credit and trade payables approximate their fair values due to the short-term maturity of such instruments.

(ii) The fair market value of marketable securities is based on quoted market prices (see Note 3).

U.S. dollars in thousands (except share and per share data)

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES (Continued)

(iii) The carrying amounts of the Group's long-term debt and long-term lease deposits approximate their fair value, estimated by discounting the future cash flows, using incremental borrowing rates for similar type of arrangements.

t. Advertising costs:

Advertising costs are charged as expenses to the statement of income, as incurred. Advertising expenses for the years ended December 31, 2004, 2005 and 2006 were $821, $1,527 and $1,598 respectively.

u. Comprehensive income (loss)

The Company accounts for comprehensive income (loss) under the provisions of SFAS No. 130, "Reporting Comprehensive Income," which established standards for the reporting and display of comprehensive income (loss) and its components. Comprehensive income (loss) represents the change in shareholders' equity during a period from transactions and other events and circumstances from non owner sources. It includes all changes in equity except those resulting from investments by owners and distributions to owners.

v. Capitalized Software:

SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," requires capitalization of certain software development costs, subsequent to the establishment of technological feasibility. Based on the Group's product development process, technological feasibility is established upon the completion of a working model or a detailed program design. Research and development costs incurred in the process of developing product improvements or new products, are generally charged to expenses as incurred. Significant costs incurred by the Group between completion of the working model or a detailed program design and the point at which the product is ready for general release, have been capitalized. Capitalized software costs will be amortized by the greater of the amount computed using the: (i) ratio that current gross revenues from sales of the software bears to the total of current and anticipated future gross revenues from sales of that software, or (ii) the straight-line method over the estimated useful life of the product (up to three years). The Group assesses the recoverability of this intangible asset on a regular basis by determining whether the amortization of the asset over its remaining life can be recovered through undiscounted future operating cash flows from the specific software product sold. No impairment of capitalized software development costs exists as of December 31, 2006 and 2005.

w. Impact of recently issued accounting pronouncements:

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, "Financial Statements—Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 requires companies to quantify the impact of all correcting misstatements, including both the carryover and reversing effects of prior year misstatements, on the current year financial statements. SAB 108 is effective for fiscal years ending after November 15, 2006. The adoption of SAB 108 did not have a material effect on the consolidated financial statements.

U.S. dollars in thousands (except share and per share data)

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES (Continued)

In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes" ("FIN 48")—an interpretation of FASB Statement No. 109, "Accounting for Income Taxes." The Interpretation addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FIN 48, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. FIN 48 also provides guidance on derecognizing, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. The provisions of FIN 48 are effective beginning January 1, 2007. The Company is currently in the process of assessing the impact the adoption of FIN 48 will have on its financial statements.

In September 2006, the FASB issued Statement No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements. SFAS 157 will be effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently evaluating the effect that the application of SFAS 157 will have on its consolidated results of operations and financial condition.

In February 2007, the FASB issued Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SFAS 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS 159 is effective for the company beginning in the first quarter of fiscal year 2008, although earlier adoption is permitted. The Company is currently evaluating the effect that the application of SFAS 159 will have on its consolidated results of operations and financial condition.

x. Reclassification:

Certain prior period amounts have been reclassified to conform to the current period presentation.

NOTE 3—MARKETABLE SECURITIES

The following is summary of available-for-sale marketable securities:

	December 31, 2005		
	Cost	Gross unrealized losses and impairment	Estimated fair value
Short-term government notes	$2,693	$(42)	$2,651

U.S. dollars in thousands (except share and per share data)

NOTE 4—OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,	
	2005	2006
Government authorities	$ 833	$ 698
Deferred income taxes (see also Note 12c)	6,363	3,525
Prepaid expenses	4,005	5,131
Receivables from sale of investment	—	2,865
Others	2,216	1,814
	$13,417	$14,033

NOTE 5—PROPERTY AND EQUIPMENT, NET

a. Composition of assets grouped by major classification is as follows:

	December 31,	
	2005	2006
Cost:		
Computers, software and peripheral equipment	$41,306	$52,700
Motor vehicles	1,479	1,645
Office furniture and equipment	5,332	6,847
Leasehold improvements	4,345	5,762
	52,462	66,954
Accumulated depreciation	31,154	38,675
Property and equipment, net	$21,308	$28,279

Depreciation expenses for the years ended December 31, 2004, 2005 and 2006 were $4,734, $6,699 and $7,948, respectively.

b. Cost of computers, software and peripheral equipment at December 31, 2005 and 2006 include costs of computer software development for internal use in the amounts of $1,945 and $3,714, respectively.

c. As for property under operating lease, see Note 11a.

d. As for liens and charges, see Note 11d.

U.S. dollars in thousands (except share and per share data)

NOTE 6—INTANGIBLE ASSETS, NET

a. Intangible assets:

	December 31, 2005	December 31, 2006
Cost:		
Capitalized software development costs	$4,512	$ 4,393
Deferral of costs	600	653
Customer related intangible assets	4,478	9,224
	9,590	14,270
Accumulated amortization:		
Capitalized software development costs	183	1,924
Deferral of costs	—	166
Customer related intangible assets	1,469	3,844
	1,652	5,934
Intangible assets, net	$7,938	$ 8,336

b. Amortization expenses of customer related intangible assets for the years ended December 31, 2004, 2005 and 2006 amounted to $383, $729 and $2,344, respectively, and were included in selling and marketing expenses. Amortization of capitalized software development costs for the years ended December 31, 2004, 2005 and 2006 amounted to $0, $183 and $1,712, respectively, and were included in cost of revenues.

Amortization expenses of deferral of costs for the years ended December 31, 2004, 2005 and 2006 amounted to $0, $0 and $157, respectively, and were included in the cost of revenues.

c. The following are estimated amortization expenses of intangible assets for the years ending:

December 31,	
2007	$3,686
2008	1,743
2009	1,133
2010	942
2011 and thereafter	832
	$8,336

U.S. dollars in thousands (except share and per share data)

NOTE 7—GOODWILL

a. The changes in the carrying amount of goodwill for the years ended December 31, 2005 and 2006 are as follows:

	Total
Balance as of January 1, 2005	$149,158
Goodwill acquired during the year	16,828
Sale of an investment	(156)
Foreign currency translation adjustments	(6,409)
Balance as of December 31, 2005	$159,421
Goodwill acquired during the year	33,669
Foreign currency translation adjustments	8,628
Balance as of December 31, 2006	$201,718

b. As for liens and charges, see Note 11d.

NOTE 8—SHORT-TERM BANK CREDIT

Classified by currency, linkage terms and interest rates, the credit arrangements are as follows:

	Interest rate December 31,		Amount December 31,	
	2005	2006	2005	2006
	%			
In, or linked to, dollar	4.5	9.75	$ 21,011	$ 2,477
In Euro	—	6	—	2,392
			$ 21,011	$ 4,869
(1) Total authorized credit lines (including guarantees)			$139,800	$110,660

The Company has unused lines of credit in the aggregate amount of approximately $72,560 as of December 31, 2006.

NOTE 9—OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,	
	2005	2006
Employees and payroll accruals	$16,764	$21,739
Accrued vacation pay and employee benefits	9,100	11,588
Government authorities	19,002	7,808
Accrued expenses	23,930	22,073
Payables in connection with acquisitions of subsidiaries	5,162	11,271
Accrued costs related to sale of investment	—	999
Others	1,852	650
	$75,810	$76,128

U.S. dollars in thousands (except share and per share data)

NOTE 10—LONG-TERM DEBT AND OTHER LIABILITIES

a. Composed as follows:

	December 31,	
	2005	2006
Long-term bank loans (1)	$11,610	$5,636
Other liabilities (2)	1,546	2,095
	13,156	7,731
Less—current maturities	6,862	4,420
	$ 6,294	$3,311

(1) The long-term bank loans default upon the failure of any of the Company's subsidiaries named as borrowers under the loans to satisfy certain conditions and comply with covenants. As of December 31, 2006 and 2005, management believes that the subsidiaries are in compliance with foregoing conditions. The weighted average interest rate on the bank loans as of December 31, 2005 and 2006 is 6.75% and 6.85%, respectively. As of December 31 2006, the interest rates were fixed (as of December 31, 2005, the interest rates were both fixed and variable).

(2) Other liabilities as of December 31, 2006 include a sum of $750 which reflects participation in leasehold improvements.

b. Classified by currency, linkage terms and interest rates, the total amount of the liabilities (before deduction of current maturities) is as follows:

	Interest rate December 31,		Amount December 31,	
	2005	2006	2005	2006
	%			
In, or linked to dollar	5-6		$ 2,169	$ 143
In NIS—linked to CPI	6-8	6.5-7.5	10,987	5,636
In, or linked to other currencies	—	4.6-6	—	1,202
			$13,156	$6,981

c. The loans mature as follows:

December 31,	
2007 (current maturity)	$4,420
2008	1,500
2009	1,061
	$6,981

U.S. dollars in thousands (except share and per share data)

NOTE 11—COMMITMENTS AND CONTINGENT LIABILITIES

a. Lease commitments:

The Group has various operating lease agreements, which expire on various dates, such as rent facilities and vehicles. Aggregate minimum commitments, under non-cancelable leases as of December 31, for the years presented, are as follows:

Year	
2007	$21,740
2008	15,922
2009	9,423
2010	5,071
2011	3,846
2012 and thereafter	16,976
	$72,978

Total rent expenses for the years ended December 31, 2004, 2005 and 2006 amounted to $7,654, $8,534 and $11,818, respectively.

b. Litigation:

There are several outstanding claims filed against subsidiaries of the Company by ex-employees and others. The Company's management believes that the provision in its consolidated financial statements and its insurance coverage are adequate to cover probable costs arising from these matters.

One of our Israeli subsidiaries is currently in a dispute with one of its clients, an Israeli insurance company, regarding the terms and conditions of a software development contract (the "Contract"). The insurance company claims that we have materially breached the Contract by not timely delivering the required software. The insurance company has issued a contract termination notice, has collected autonomous guarantees provided by our subsidiary in the amount of about $2 million, and is demanding payment of the amounts paid so far, as well as damages. Furthermore, this termination could affect our reputation and impair our relations with another client as well as with additional prospects for the software. We believe that we have not materially breached the Contract and that the delays were caused by the insurance company's actions. However, we do not contest the insurance company's right to terminate the contract for convenience, subject to certain provisions including proper settlement of payments, as per the Contract. The Contract provides for mandatory arbitration, which commenced in January 2007, in which we intend to vigorously defend our position. The insurance company and our subsidiary have both issued their respective claims to the arbitrator, as well as responses to the other party's claims. The total scope of the project is approximately $9 million. With respect to this contract approximately $3 million is included in our accounts receivable, and $2 million is included in other accounts receivable and prepaid expenses. We can give no assurance at the present time of the exposure, if any, for these claims. We believe that our liability insurance policy, which has a cap of $5 million per claim, should cover such exposure. At this stage we can not estimate the result of the arbitration and we expect that the arbitration process may be protracted. If the outcome of the dispute is not in our favor and not in line with our position described above, it may adversely affect our financial position, results of operations and cash flows.

NESS TECHNOLOGIES, INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
U.S. dollars in thousands (except share and per share data)

NOTE 11—COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

c. Guarantees:

Guarantees are contingent commitments issued by the Company generally to guarantee the performance of the Group in different projects to its customers, such as tenders. The term of a guarantee generally is equal to the term of the related projects, which can be as short as 30 days or as long as 8 years. The maximum potential amount of future payments the Group could be required to make under its guarantees at December 31, 2005 and December 31, 2006, is $36,168 and $37,336, respectively. The Group does not hold collateral to support guarantees when deemed necessary.

d. Liens and charges:

To secure its liabilities, the Group recorded fixed and floating charges on the Company's holdings in subsidiaries, and on the property and equipment and goodwill of the Group.

e. For contingencies related to acquisitions of subsidiaries see Note 1b.

f. For the bank covenants for one of the subsidiaries, see Note 10a(1).

NOTE 12—INCOME TAXES

a. Income (loss) before taxes consists of the following:

	Year ended December 31,		
	2004	2005	2006
Domestic	$ 2,178	$ 1,239	$ 7,476
Foreign	15,322	23,437	30,204
	$17,500	$24,676	$37,680

b. Taxes on income are comprised as follows:

	Year ended December 31,		
	2004	2005	2006
Current taxes	$2,930	$ 6,631	$6,435
Taxes in respect of prior years	—	158	2,375
Deferred income tax benefit	(610)	(3,271)	(775)
	$2,320	$ 3,518	$8,035
Domestic	$ 276	$ 566	$2,780
Foreign	2,044	2,952	5,255
	$2,320	$ 3,518	$8,035

U.S. dollars in thousands (except share and per share data)

NOTE 12—INCOME TAXES (Continued)

c. Deferred taxes on income:

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Group's deferred tax liabilities and assets are as follows:

	December 31,	
	2005	2006
Deferred tax assets:		
Reserves and allowances	$ 4,906	$ 4,224
Different depreciation rates	166	206
Net operating loss carry forwards of subsidiaries	8,599	12,755
Deferred tax asset before valuation allowance	13,671	17,185
Valuation allowance	(2,171)	(5,020)
Deferred tax asset	11,500	12,165
Deferred tax liability related to intangible assets	—	(1,409)
Net deferred tax asset	$11,500	$10,756
Domestic:		
Current deferred tax liability, net	(134)	(298)
Non current deferred tax asset	758	569
	624	271
Foreign:		
Current deferred tax asset	6,363	3,525
Non current deferred tax asset	4,513	6,960
	10,876	10,485
	$11,500	$10,756

Current deferred tax liability, net is included within other accounts payables and accrued expenses, current deferred tax asset, net is included within other accounts receivables and prepaid expenses, in our balance sheet.

d. As of December 31, 2006, the Company's subsidiaries in Israel, the United Kingdom, the Netherlands, Spain and Singapore have estimated total available carry forward tax losses of $9,904, $7,927, $7,903, 13,835 and $2,163, respectively, to offset against future taxable profits.

Management currently believes that since certain of the Company's subsidiaries have a history of losses it is more likely than not that some of the deferred tax assets regarding the loss carry forwards will not be utilized in the foreseeable future. Thus, a valuation allowance was provided to reduce deferred tax assets to their realizable value. During the year 2006, the net change in valuation allowance was in the amount of $2,280.

U.S. dollars in thousands (except share and per share data)

NOTE 12—INCOME TAXES (Continued)

The cumulative amount of undistributed earnings of foreign subsidiaries, which is intended to be permanently reinvested and for which U.S. income taxes have not been provided, totaled approximately $26,870 and $42,157 at December 31, 2005 and 2006, respectively. Determination of the deferred tax liability is not practicable.

e. The Company has tax benefits that India provides to the export of IT services. These benefits provide a complete exemption from corporate income tax for exported IT services, compared to an ordinary corporate tax rate of approximately 34%. These tax benefits are expected to be valid until March 31, 2009.

f. In February 2006, the Company paid the Israeli Tax Authority ("ITA") a sum of $3,400 in full payment of an assessment agreement with ITA regarding a tax assessment of the Israeli subsidiaries of the Company for the years 1999 through 2003. Taxes in respect of prior years mainly represent the implications of the tax assessment agreement on years.

g. A reconciliation between the theoretical tax expenses, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the consolidated statements of income, is as follows:

	Year ended December 31,		
	2004	2005	2006
Income before taxes, as reported in the consolidated statements of income	$17,500	$24,676	$37,680
Statutory tax rate	35%	35%	35%
Theoretical tax expenses on the above amount at the federal statutory tax rate	$ 6,125	$ 8,637	$13,188
Effect of tax holiday	(1,604)	(2,195)	(4,177)
Effect of foreign subsidiaries with different tax rates	(26)	(1,659)	(1,390)
Deferred taxes on losses for which valuation allowance was provided	(2,674)	(1,629)	(2,280)
Non-deductible expenses	440	791	874
Taxes in respect of prior years	—	158	2,375
Effect of gain on sale of investment at cost	—	—	(510)
Others	59	(585)	(45)
Actual tax expense (benefit)	$ 2,320	$ 3,518	$ 8,035
Basic net earnings per share related to tax holiday	$ 0.07	$ 0.06	$ 0.12
Diluted net earnings per share related to tax holiday	$ 0.06	$ 0.06	$ 0.11

NOTE 13—RELATED PARTIES BALANCES

	December 31,	
	2005	2006
Balances with related parties:		
Non-consolidated affiliate current balance	$582	$—

U.S. dollars in thousands (except share and per share data)

NOTE 14—STOCKHOLDERS' EQUITY

a. General:

On September 29, 2004, the Securities and Exchange Commission declared effective the Company's Registration Statement in respect of its IPO. The closing of the Company's IPO occurred on October 4, 2004. Upon the closing, the Company received from the underwriters of the IPO a net amount of $73,129 and issued 6,552,774 new shares of Common stock. Certain stockholders sold 5,119,226 shares of Common stock for a net sum of $57,131. Upon the closing, all the shares of Preferred stock were converted to shares of Common stock. The Company issued to the holders of the Class B Preferred stock 541,946 shares of Common stock as cumulative accumulated dividend at the price of $18.07 per share. The Company also issued to the holders of the Class C Preferred stock 1,492,880 shares of Common stock pursuant to the ratchet described below. On October 5, 2004, the underwriters exercised in full the over-allotment option granted to them and purchased, on October 12, 2004, from the Company an additional 1,750,800 shares of Common stock, for which the Company received the additional net sum of $19,521.

The Company's stockholders approved on September 2, 2004, to adopt a 0.7193-for-1 reverse split of the Company's shares of Common stock, to be effected on the effective date of filing an amendment to the Company's certificate of incorporation in respect of the reverse split. Such filing became effective on September 20, 2004. All Common stock, options, warrants and per share data included in these financial statements for all periods presented as well as the exchange ratios for the Preferred stock and convertible loan from stockholders have been retroactively adjusted to reflect this 0.7193-for-1 reverse split.

Common stock confers upon its holders the right to receive notice to participate and vote in the stockholders meetings of the Company, the right to receive dividends, if and when declared, and the right to receive assets of the Company upon liquidation.

b. Stock option plans:

1. Under the Company's 1999 Israeli and 2003 Stock Option Plans (the "Israeli Plans") and the Company's U.S. 2001 and 2003 stock option plans (including the assumption of the Apar Employee Equity Plan) (the "U.S. Plans"), options may be granted to officers, directors, employees and consultants of the Company or its subsidiaries.

2. Pursuant to the Israeli Plans, 7,640,149 options to purchase Common stock were approved. The number of shares issuable upon exercise of outstanding options as of December 31, 2006, under these Israeli Plans is 2,068,296, and options to purchase 382,933 shares are available for future grant.

Pursuant to the U.S. Plans, options to purchase up to 2,557,900 shares were approved. The number of shares issuable upon exercise of outstanding options as of December 31, 2006, under these U.S. Plans is 842,806 and options to purchase 354,668 shares are available for future grant.

3. Options granted under the Israeli Plans and the U.S. Plans are exercisable between five to ten years from the date of grant. The exercise price of the options granted under the Israeli Plans may not be less than the par value of the shares for which the options are exercisable. The minimum exercise price of the options granted under the U.S. Plans may not be less than a price ranging from 80% to 110% of the fair market value, depending on the applicable circumstances, of the shares for which the options are exercisable. Any options that are canceled or forfeited before expiration become available for future grants.

U.S. dollars in thousands (except share and per share data)

NOTE 14—STOCKHOLDERS' EQUITY (Continued)

4. On September 2, 2004, the Board of Directors of the Company and its stockholders approved an increase of 400,000 options to the U.S. Stock Option Plan and 600,000 options to the 2003 Israeli Stock Option Plan.

5. A summary of the Company's employees' stock option activity and related information is as follows:

	Year ended December 31,					
	2004		2005		2006	
	Number of Options	Weighted average exercise price	Number of Options	Weighted average exercise price	Number of Options	Weighted average exercise price
Outstanding at the beginning of the year	5,217,834	$ 7.55	6,268,136	$ 8.32	6,313,306	$ 9.29
Granted	1,143,166	$11.82	1,571,800	$11.69	26,974	$ 8.47
Exercised	(23,247)	$ 1.78	(1,314,206)	$ 7.39	(3,630,678)	$ 7.89
Forfeited	(69,617)	$10.23	(212,424)	$10.19	(218,695)	$ 9.2
Outstanding at the end of the year	6,268,136	$ 8.32	6,313,306	$ 9.29	2,490,907	$10.65
Exercisable options at the end of the year	4,067,023	$ 8.20	5,878,250	$ 9.28	2,302,816	$10.72

The options outstanding as of December 31, 2006 have been classified by exercise price as follows:

Exercise price	Options outstanding as of December 31, 2006	Weighted average remaining contractual life	Weighted average exercise price	Options Exercisable as of December 31, 2006	Weighted average exercise price of options exercisable
		Years			
$0.01	2,158	0.2	$ 0.01	2,158	$ 0.01
1.78	37,127	3.73	1.78	37,127	1.78
5.57	35,170	5.44	5.57	35,170	5.57
8.47	656,079	1.21	8.47	580,628	8.47
10.12	83,334	4.00	10.12	—	10.12
11.82	1,632,039	3.92	11.82	1,622,733	11.82
12.75	45,000	5.06	12.75	25,000	12.75
	2,490,907	3.25	$10.65	2,302,816	$10.72

The intrinsic value of the exercised options during 2006 was $22,378 and the intrinsic value of the outstanding options and exercisable options as of December 31, 2006 is $8,994 and $8,159, respectively.

U.S. dollars in thousands (except share and per share data)

NOTE 14—STOCKHOLDERS' EQUITY (Continued)

Substantially all of the options were granted with exercise prices equal to or higher than the value on the grant date. For the excluded options, the weighted average fair values of options granted during the years ended December 31, 2004, 2005 and 2006 were:

	Exceeds market price Year ended December 31,			Less than market price Year ended December 31,		
	2004	2005	2006	2004	2005	2006
Weighted average exercise prices	$—	$11.69	$ —	$11.82	$11.82	$8.47
Weighted average fair values on grant date	$—	$ 2.08	$ —	$ 5.73	$ 3.87	$2.74

In November and December 2005, the Company granted 1,404,600 fully vested options to employees and managers of the Company with an exercise price of $11.82 per share exercisable through December 31, 2010.

As of December 21, 2005, 589,213 unvested out-of-the-money options with an exercise price of $11.82 per share with related vesting period from January 1, 2006 through January 1, 2007 had been accelerated.

The Company's decision to accelerate the vesting of those options and to grant fully vested options was based primarily upon the issuance of SFAS No. 123R, which requires the Company to treat all unvested stock options as compensation expense effective January 1, 2006. The Company believes that the acceleration of vesting of those options enabled the Company to avoid recognizing stock-based compensation expense associated with these options in future periods. Additional purposes of the fully vested grant and for the acceleration were to make the options more attractive to the recipients, and to avoid discrimination between groups of option holders.

6. Warrants issued to consultants:

The Company's outstanding warrants to consultants as of December 31, 2006 are as follows:

Issuance date	Options for Common stock	Exercise price per share	Options exercisable	Exercisable through
May 2000	19,591	$8.47	19,591	May 31, 2007

7. Warrants issued for financing transactions:

In connection with loans received in March 2000, the Company issued to two banks in Israel warrants to purchase an aggregate of 101,270 shares of Common stock of the Company with an exercise price of $10.33 per share exercisable through March 2005. In November 2003, warrants to purchase 60,989 shares were exercised resulting in the issuance of 26,132 shares of Common stock. In January 2005, the remaining warrants to purchase 40,281 shares were exercised resulting in the issuance of 8,561 shares of Common stock.

The Company accounted for these warrants under APB No. 14, "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants." The total amount of the deemed discount on the loans as a result of the warrant issuance is amortized over the period of the loans as interest expenses. The fair value of the warrants is immaterial.

8. The Company does not intend to pay cash dividends in the foreseeable future.

U.S. dollars in thousands (except share and per share data)

NOTE 14—STOCKHOLDERS' EQUITY (Continued)

9. The Executive Committee of the Company approved and resolved on August 31, 2004 to provide to certain optionees (specifically, those who exchanged their options in two previously public entities acquired by the Company for options in the Company) the right to redeem the Company's options for a cash payment. The grant date occurred during the fourth quarter of 2004.

The redemption right was exercisable from October 1, 2004 until May 31, 2006. Each option subject to the redemption right was transferable by the employee to the Company for a cash payment linked, at the employee's sole discretion, either to the Israeli CPI with NIS interest at the rate of 5% per year, or to the U.S. dollar with U.S. dollar interest at the rate of 6% per year, calculated from the original option grant date of September 23, 1999 or October 3, 1999 up to the redemption date. Each of 272,976 options were exercisable to acquire one share of the Company's Common stock at a price of $3.49 and were redeemable at the NIS equivalent amount of $10.12 per option as of May 31, 2006. Each of 77,382 options were exercisable to acquire one share of The Company's Common stock at a price of $7.45 and were redeemable at the NIS equivalent amount of $7.63 per option as of May 31, 2006.

The Company accounted for the rights following the guidance of FIN No. 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans," relating to tandem awards and EITF No. 00-23, "Issues Related to the Accounting for Stock Compensation under APB No. 25 and FIN No. 44." Accordingly, once the Company believed it was likely that the rights would be exercised in the future, a liability was recorded at the then value of the redemption rights with a corresponding charge to compensation expense.

On May 31, 2006, the redemption value of the redeemable options was higher than the difference between the market price of the Company's shares and the strike price of the options. The Company had previously recorded all the expected redemption value. The holders of 289,836 options preferred to exercise their options and sell their shares and receive from the Company in cash only the difference between the redemption values and the proceeds they received from the sale. The holders of the remaining 60,522 options elected to fully redeem the options.

The net cash payment was therefore only $1,485 and the remaining balance of the previously recorded liability, or $1,868, was classified as equity.

NOTE 15—BASIC AND DILUTED NET EARNINGS PER SHARE

The following table sets forth the computation of the basic and diluted net earnings per share:

1. Numerator

	Year ended December 31,		
	2004	2005	2006
	Net earnings In thousands		
Net income from continuing operations as reported	$14,377	$21,194	$29,813
Allocation of undistributed earnings on Class B Convertible Preferred stock	(1,356)	—	—
Numerator for basic and diluted per share data:			
Net income from continuing operations after allocation of undistributed earnings on Class B Convertible Preferred stock	13,021	21,194	29,813
Gain from extraordinary item, net of taxes	—	495	—
Net income after allocation of undistributed earnings on Class B Convertible Preferred stock	$13,021	$21,689	$29,813

2. Denominator

	Year ended December 31,		
	2004	2005	2006
	Number of shares in thousands		
Weighted average number of shares of Common stock	20,483	34,413	35,999
Weighted average number of shares of Preferred stock	1,809	—	—
Denominator for basic net earnings per share	22,292	34,413	35,999
Effect of dilutive securities:			
Stock options and warrants	2,456	1,248	550
Dilutive potential common shares	2,456	1,248	550
Denominator for diluted net earnings per share—adjusted weighted average shares, assumed conversions and exercise of options and warrants	24,748	35,661	36,549

3. The total weighted average number of shares related to the outstanding options and warrants, Preferred stock and convertible loan from stockholders excluded from the calculations of diluted net earnings per share, as they would have been anti-dilutive for all periods presented, was 186,401, 1,230,265 and 1,784,338 for the years ended December 31, 2004, 2005 and 2006, respectively.

NOTE 16—SEGMENT REPORTING

The Company's segment information has been prepared in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." Operating segments are defined as components of an enterprise engaging in business activities about which separate financial information is available that is evaluated regularly by the Company's chief operating decision-maker in deciding how to allocate resources and assess performance.

NOTE 16—SEGMENT REPORTING (Continued)

On January 1, 2006, the Company completed the reorganization of its operations into operating segments. The Company's chief operating decision-maker is its chief executive officer, who evaluates the Company's performance and allocates resources based on segment revenues and operating profit.

The Company's operating segments are:

1. **Managed Strategic Services (MSS)**, which includes India-based offshore services as well as system integration and application development and consulting services. Verticals served by this segment are: independent software vendors, life sciences and healthcare and others.
2. **Technologies & Systems Group (TSG)**, which includes system integration and application development, real-time systems development, consulting and outsourcing services for the defense, government and homeland security vertical, as well as systems for the telecommunications vertical.
3. **Ness Europe**, which includes system integration and application development, outsourcing and software and consulting for Eastern European and Western European customers, including near-shore services from Eastern Europe for Western European customers. Verticals served by this segment are: telecommunications and utilities, financial services and others.
4. **Ness Israel**, which includes system integration and application development, outsourcing, software and consulting and quality assurance and training for customers in Israel within the following verticals: financial services, government, life sciences and healthcare, manufacturing, retail, transportation and others.
5. **Other**, which comprises operations representing, individually, less than 10% of the Company's consolidated revenues and operating profit. These include its operations in the United Kingdom and Asia Pacific as well as the recently acquired Ness Innovative Business Services division (formerly Innova).

Segment operating profit is defined as income from operations excluding unallocated headquarters costs. Expenses included in segment operating profit consist principally of direct selling, general, administrative and delivery costs. Certain general and administrative expenses and a portion of depreciation and amortization are not specifically allocated to specific segments as management believes they are not directly attributable to any specific segment. Accordingly, these expenses are categorized as "Unallocated Expenses" and adjusted against the Company's total income from operations. Additionally, the Company's management has determined that it is not practical to allocate certain identifiable assets by segment, when such assets are used interchangeably among the segments.

NESS TECHNOLOGIES, INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
U.S. dollars in thousands (except share and per share data)

NOTE 16—SEGMENT REPORTING (Continued)

The table below presents financial information for the Company's five reportable segments. Prior period data is presented on a pro forma basis, as the Company was not organized into SFAS No. 131 operating segments at that time.

	Year ended December 31, 2006						
	MSS	TSG	Ness Europe	Ness Israel	Other	Unallocated	Total
Revenues from external customers	$80,597	$56,391	$88,223	$190,009	$59,098	—	$474,318
Operating income	$ 9,645	$ 6,929	$ 8,472	$ 14,154	$ 1,627	$ (7,216)	$ 33,611
Financial expenses, net							1,280
Other income, net							348
Gain on sale of investment at cost							5,001
Income before taxes on income							$ 37,680
Depreciation and amortization	$ 2,527	$ 186	$ 2,282	$ 4,752	$ 2,034	$ 380	$ 12,161
Expenditure for segments assets	$ 3,070	$ 822	$ 1,133	$ 5,325	$ 2,726	$ 148	$ 13,224
Segment assets	$91,732	$60,441	$95,939	$205,288	$71,723	$16,494	$541,617

	Year ended December 31, 2005						
	MSS	TSG	Ness Europe	Ness Israel	Other	Unallocated	Total
Revenues from external customers	$80,544	$44,200	$63,554	$168,234	$28,904	—	$385,436
Operating income	$ 7,927	$ 5,617	$ 8,051	$ 13,148	$ (403)	$ (7,900)	$ 26,440
Financial expenses, net							1,521
Other expenses, net							243
Income before taxes on income							$ 24,676
Depreciation and amortization	$ 2,693	$ 107	$ 1,141	$ 3,074	$ 290	$ 462	$ 7,767
Expenditure for segments assets	$ 2,861	$ 119	$ 534	$ 4,012	$ 297	$ 98	$ 7,921
Segment assets	$84,050	$58,767	$86,812	$187,985	$17,963	$18,791	$454,368

	Year ended December 31, 2004						
	MSS	TSG	Ness Europe	Ness Israel	Other	Unallocated	Total
Revenues from external customers	$73,229	$37,047	$25,294	$143,453	$25,502	—	$304,525
Operating income	$ 6,825	$ 3,980	$ 2,472	$ 12,019	$ (130)	$ (4,114)	$ 21,052
Financial expenses, net							3,461
Other expenses, net							91
Income before taxes on income							$ 17,500
Depreciation and amortization	$ 1,428	$ 94	$ 893	$ 1,915	$ 259	$ 528	$ 5,117
Expenditure for segments assets	$ 5,577	$ 185	$ 783	$ 2,482	$ 643	$ 211	$ 9,881
Segment assets	$75,101	$44,197	$44,922	$171,613	$16,447	$72,476	$424,756

U.S. dollars in thousands (except share and per share data)

NOTE 16—SEGMENT REPORTING (Continued)

The Company's total revenues are attributed to geographic areas based on the location of the end customer.

The following presents total revenues for the years ended December 31, 2004, 2005 and 2006 and long-lived assets as of December 31, 2005 and 2006:

	Year ended December 31,		
	2004	2005	2006
Revenues from sales to unaffiliated customers:			
Israel	$172,259	$200,120	$227,992
United States	75,890	85,917	120,768
Europe	39,513	74,845	104,376
Asia and the Far East	13,844	19,426	16,673
Others	3,019	5,128	4,509
	$304,525	$385,436	$474,318

	December 31,	
	2005	2006
Long-lived assets:		
Israel	$101,463	$111,634
United States	60,057	81,740
Europe	19,114	34,567
Asia and the Far East	8,018	10,377
Others	15	15
	$188,667	$238,333

NOTE 17—SELECTED DATA

a. Selected statements of operations data:

	Year ended December 31,		
	2004	2005	2006
1. Software development costs:			
Total expenses	$ 2,559	$ 1,049	$ 233
Less - capitalized software development cost	2,559	1,049	233
	$ —	$ —	$ —

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,		
	2004	2005	2006
2. Financial expenses, net:			
Financial Expenses:			
Interest on short-term loans and bank credit	$ (451)	$(1,263)	$(1,588)
Interest on long-term bank loans	(3,863)	(1,942)	(1,343)
Losses from trading marketable securities	(32)	—	—
Foreign currency exchange losses	—	(221)	(421)
	(4,346)	(3,426)	(3,352)
Financial income:			
Foreign currency exchange gain	492	—	—
Gain from sale of marketable securities	9	30	128
Interest on short-term bank deposits	384	1,875	1,944
	885	1,905	2,072
	$(3,461)	$(1,521)	(1,280)

b. Selected other data:

	Balance at beginning of period	Provision for doubtful accounts	Write-off of previously provided accounts	Translation adjustments	Balance at end of period
Year ended December 31, 2006					
Allowance for doubtful accounts	$2,320	$1,025	$(476)	$(57)	$2,812
Year ended December 31, 2005					
Allowance for doubtful accounts	$2,154	$ 955	$(720)	$(69)	$2,320
Year ended December 31, 2004					
Allowance for doubtful accounts	$1,785	$ 526	$(112)	$(45)	$2,154

NOTE 18—CONSOLIDATED QUARTERLY FINANCIAL DATA (UNAUDITED)

	Three months ended							
	Mar 31, 2005	Jun 30, 2005	Sep 30, 2005	Dec 31, 2005	Mar 31, 2006	Jun 30, 2006	Sep 30, 2006	Dec 31, 2006
	(unaudited)							
Revenues	$88,405	$94,218	$97,719	$105,094	$107,042	$116,614	$119,135	$131,527
Gross profit	25,828	26,172	28,091	30,114	31,326	32,633	34,040	34,215
Operating income	5,855	4,917	7,666	8,003	7,905	7,474	10,160	8,072
Net income	$ 4,926	$ 3,983	$ 6,017	$ 6,764	$ 6,337	$ 5,950	$ 7,938	$ 9,588


ESS

May 10, 2007



Dear Ness Stockholder,

Last year was another strong year of growth for Ness Technologies, and we are pleased by the progress we made, as we completed our second full year as a public company.

In 2006, we achieved record annual revenues of $474.0 million, an increase of 23% year-over-year, while turning in record operating income of $33.6 million, up 27% year-over-year, and record net income of $29.8 million, up 38% year-over-year. Our diluted net earnings per share increased from $0.61 to $0.82.

We continued our shift of revenues to geographies and lines of business with higher operating margins. In 2006, we expanded the percentage of our revenues from the U.S. from 22% to 25%, and our percentage of revenues from Europe from 19% to 22%. Our revenues from Israel, though growing strongly in dollar terms, decreased as a percentage of revenues to 48%, in line with our strategic plan to expand average corporate margins.

Our backlog grew to $606 million at year-end, an increase of 35% year-over-year, bolstered by healthy bookings, especially in our financial services, homeland security and defense and independent software vendor (ISV) verticals. At the same time, we increased the percentage of our workforce that is billable from 87.3% to 87.8%, also contributing to net margin expansion.

We also maintained our low client concentration, with our largest client representing less than 5% of our revenues for the year, while holding our percentage of recurring client revenue at over 85% – even while growing revenues strongly.

As a leading provider of end-to-end IT services, we continue to focus on bringing high-quality business solutions to our clients, enabling them to improve their competitiveness and effectiveness. Specializing in the areas of outsourcing and offshore, systems integration and application development, software and consulting, and quality assurance and training, our strong management culture and business acumen enable us to provide clients with innovative, value-creating IT solutions.

During 2006, we had numerous significant wins in each of our segments, including a strategic re-platforming deal with IBM; offshore development centers for Quintiles, Corillian, Infovista and others; participation in the development of Israel's Advanced National Imagery Intelligence Center; a technology transfer, distribution and implementation deal for a unique intelligence system to an international homeland security company; several regional and pan-European deals, such as those for Ringier and ČEZ; additional near-shoring development centers at our center in Košice, Slovakia; a municipal tax billing and collection system for the Tel Aviv-Jaffa Municipality; an SAP core

banking solution at First International Bank of Israel; a large outsourcing contract with Assuta Medical Centers; a large, multi-year outsourcing engagement for a major, International financial institution; new offshore engagements for Standard & Poor's, Google and PayPal; and many others too numerous to mention in this short letter.

We made two strategic acquisitions in 2006. We acquired Innova Solutions, a privately held provider of IT services and solutions based in the United States and India in the first quarter of 2006, to expand our capacity in India and to strengthen our financial services vertical in North America. In December, we acquired Selesta España, a privately-held IT software distribution and systems integration company based in Spain, to speed our penetration into Western Europe.

Looking ahead to 2007, our focus remains on (1) leveraging our global presence to grow faster than the IT services market in our core geographies such as the U.S., Israel, India, Europe and Asia Pacific; (2) being a market leader in the key business verticals where we maintain strong proprietary industry knowledge such as defense and homeland security, financial services, outsourced solutions for independent software vendors and life sciences companies, among others; (3) continuing to grow long-term recurring revenue streams through outsourcing and offshore services; (4) growing billable headcount while carefully managing non-billable staff; (5) further penetrating the North American and European markets as well as emerging markets; and (6) enhancing our brand visibility.

As part of this strategy, we are merging our Ness UK organization into our Ness Europe segment, and we have moved the ISV and other non-Financial Services engagements from Innova into our Managed Strategic Services segment, now renamed Ness North America. We are in the process of combining common operations in India, as well as implementing operational efficiencies throughout the organization.

As you know, we have recently completed a management transition following the retirement from Ness of our former CEO, Raviv Zoller, and the subsequent departure of our former CFO, Ytzhak Edelman. We are pleased to report that the transition went smoothly, and Ness remains vibrant and stable.

Looking ahead we continue to see positive trends in the demand for our portfolio of global IT services, and we anticipate continued revenue growth and further improvement in our operating and net margins.

Many thanks to you, our stockholders, customers and partners, for your ongoing support, as well as to our over 7,500 employees for the extraordinary commitment and ongoing dedication which helped to make 2006 a great year.

Sincerely,





Aharon Fogel
Chairman of the Board

Sachi Gerlitz
President and Chief Executive Officer

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